Form 20-F
period 2005-12-31
JSG ACQUISITIONS; JSG FUNDING PLC
filed 2006-05-01
CIK 1175423, 1207316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-125371

JSG FUNDING PLC

JSG ACQUISITIONS

(Exact name of registrants as specified in their respective charters)

IRELAND

(Jurisdiction of incorporation or organization)

BEECH HILL, CLONSKEAGH, DUBLIN 4, IRELAND

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 1/8% Senior Notes due 2012

9 5/8% Senior Notes due 2012

7.75% Senior Subordinated Notes due 2015

Indicate the number of outstanding shares of each of the JSG Funding’s classes of capital or common stock as of December 31, 2005: Ordinary Shares of €0.001 each 40,000,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer   ☐ Accelerated filer   ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

Introduction

In this annual report, unless the context otherwise requires:

•        “JSG Funding” refers to JSG Funding plc, a direct subsidiary of JSL and indirect owner of JSG and Kappa, and issuer of the 9 5/8% senior notes due 2012, the 10 1/8% senior notes due 2012 and the 7.75% senior subordinated notes due 2015;

•        “JSG Acquisitions” refers to JSG Acquisitions, a wholly-owned subsidiary of JSG Funding and guarantor of the 9 5/8% Senior Notes due 2012 and the 10 1/8% Senior Notes due 2012;

•        “JSL” refers to Jefferson Smurfit Group Limited;

•        “JSG” refers to Smurfit Packaging Corporation Ltd and its consolidated subsidiaries;

•        “SKGL” refers to Smurfit Kappa Group Limited (formerly known as JSG Packaging Limited (“JSG Packaging”), an Irish limited company which from February 6, 2004 became the ultimate parent;

•        “JSG Holdings” refers to JSG Holdings plc, a direct subsidiary of SKGL and from February 6, 2004, the indirect parent of JSG and from December 1, 2005, the indirect parent of Kappa;

•        “Kappa” refers to Kappa Holding B.V. and its consolidated subsidiaries;

•        “SSCC” refers to Smurfit-Stone Container Corporation; and

•        “SKG,” “Group”, “we,” “us,” and “our” and similar terms refer to the consolidated business of JSG Funding plc and all of its consolidated subsidiaries and its predecessors, including JSG and Kappa.

SKG’s 2005 results include 11 months of JSG and one month of Kappa and JSG combined. See Item 4 “Information on the Company—History and Development of the Company” for more information relating to the merger of JSG and Kappa and the acquisition of JSG by JSG Acquisitions.

This annual report on Form 20-F covers both JSG Funding and JSG Acquisitions. JSG Acquisitions is the wholly owned subsidiary of JSG Funding and guarantor of JSG Funding’s 10 1/8% Senior Notes due 2012 and the 9 5/8% Senior Notes due 2012. The operating earnings, net income and cash flows of both companies are almost identical. Although the interest expense of both are similar, JSG Funding has a greater third party interest cost while JSG Acquisitions has a substantial inter company interest expense payable to JSG Funding. This relates to the advance to JSG Acquisitions of the proceeds from the issuance of the senior notes, the subordinated notes and the senior subordinated notes by JSG Funding. The balance sheets of both companies are also substantially the same with the exception of the composition of their debt. The third party debt of JSG Funding is greater than that of JSG Acquisitions. However, JSG Acquisitions has substantial inter company debt due to JSG Funding relating to the advance of the proceeds of the senior notes, subordinated notes and senior subordinated notes offerings.

Presentation of our Financial Information

Unless otherwise indicated, financial information in this annual report has been prepared in accordance with generally accepted accounting principles in Ireland (“Irish GAAP”). Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of the significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding, see note 35 to the historical audited consolidated financial statements included elsewhere in this annual report.

The financial statements in this annual report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the year ended December 31, 2003 and full group accounts for JSG Packaging (now known as SKGL) for the year ended December 31, 2004, have received unqualified audit reports and have been filed as appropriate with the Irish Registrar of Companies. Full group accounts for SKGL for the year ended December 31, 2005, will be filed with the Registrar in due course.

Exchange Rate Information

In this annual report: (1) “IR£” or “Irish punt” refers to the former currency of Ireland; (2) “€” or “euro” refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; (3) “$” or “U.S. dollars” refers to the lawful currency of the United States of America; (4) “£” or “sterling” refers to the lawful currency of the United Kingdom; and (5) “SEK” or “Swedish Krona” refers to the lawful currency of Sweden.

Ireland is a participant in the European Monetary Union. In accordance with the Maastricht Treaty, the euro was launched as the single European currency on January 1, 1999. Upon the launch of the euro, the exchange rate for the Irish punt was irrevocably fixed at IR£0.787564 = €1.00, and on January 1, 2002, the Irish punt was replaced by the euro. The following tables show for the period from January 1, 2001 through December 31, 2005, the period-end, average, high and low Noon Buying Rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00, which we refer to as the “Noon Buying Rate.”

	U.S. dollar/euro Exchange Rates
	At and for the Years Ended December 31,
	2001	2002	2003	2004	2005
Exchange rate at end of period	0.8822	1.0485	1.2597	1.3538	1.1842
Average exchange rate during period(1)	0.8909	0.9495	1.1412	1.2478	1.2400
Highest exchange rate during period	0.9535	1.0485	1.2597	1.3625	1.3476
Lowest exchange rate during period	0.8370	0.8594	1.0361	1.1801	1.1667

(1)          The average of the Noon Buying Rates on the last business day of each month during the applicable period.

	U.S. dollar/euro Exchange Rates
	At and for the Months Ended
	2005												2006
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Exchange rate at end of period	1.30	1.33	1.30	1.29	1.21	1.21	1.23	1.23	1.21	1.20	1.18	1.18	1.22	1.19	1.21
Average exchange rate during period	1.31	1.30	1.32	1.29	1.27	1.20	1.23	1.23	1.22	1.20	1.18	1.19	1.21	1.19	1.20
Highest exchange rate during period	1.35	1.33	1.35	1.31	1.23	1.22	1.24	1.24	1.25	1.21	1.21	1.20	1.23	1.21	1.22
Lowest exchange rate during period	1.30	1.28	1.28	1.28	1.20	1.19	1.21	1.21	1.20	1.19	1.17	1.17	1.20	1.19	1.19

On April 27, 2006, the Noon Buying Rate was €1.00=$1.2525.

Our inclusion of these exchange rates is not meant to suggest that the euro amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at such rate or any other rate. In connection with the preparation of the group profit and loss account and the group cash flow statement, management uses average monthly exchange rates. In connection with the preparation of the group balance sheet, management uses the closing exchange rate at the balance sheet date. For a discussion of the impact of the exchange fluctuations on our financial condition and results of operations, see “Operating and Financial Review and Prospects.”

Market, Ranking And Other Data

The data included in this annual report regarding markets and ranking, including the size of certain markets and SKG’s position and the position of SKG’s competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and estimates based on SKG management’s knowledge and experience in the markets in which it operates. The estimates have been based on information obtained from SKG’s customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which it operates. We believe these estimates to be accurate as of the date of this annual report. However, this information may prove to be inaccurate because of the method by which some of the data was obtained or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. All references to market positions of SKG set forth herein are based on a comparison of volumes sold.

Disclosure Regarding Forward-Looking Statements

This annual report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•        our substantial leverage and our ability to meet our debt service obligations;

•        our ability to generate growth or profitable growth;

•        the availability and price of raw materials;

•        our ability to integrate the JSG operations with the Kappa operations successfully;

•        our exposure to currency or interest rate fluctuations;

•        our ability to implement our business strategy successfully;

•        our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•        our liability for violations, known or unknown, under environmental laws;

•        increased competition from other companies in our industry and our ability to retain or increase our market shares;

•        our ability to maximize operating and organizational efficiencies; and

•        general local and global economic conditions.

We urge you to read the sections of this annual report entitled Item 3 “Key Information—Risk Factors” and Item 4 “Information on the Company—Business Overview” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

Item 1.                        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Selected Historical Financial Data

The following table sets forth our selected historical financial data. The periods prior to and including September 2, 2002 reflect data of JSG, JSG Funding’s predecessor for financial accounting purposes. The periods beginning September 3, 2002 reflect data of JSG Funding and its consolidated subsidiaries after the acquisition of JSG. Because of the revaluation of certain assets and liabilities acquired and the increased level of debt as part of the acquisition of JSG, and their related impact on the financial data, the consolidated financial statements of JSG, JSG Funding’s predecessor for the periods prior to September 3, 2002, are not comparable to those of JSG Funding subsequent to that date.

We have derived the selected historical consolidated financial data for the period January 1, 2002 through September 2, 2002 and for the fiscal year ended December 31, 2001 from JSG’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the period from September 3, 2002 through December 31, 2002 from JSG Funding’s audited consolidated financial statements, which are not included in this annual report. We have derived the selected historical consolidated financial data for the years ended December 31, 2003, 2004 and 2005 from JSG Funding’s audited consolidated financial statements and the related notes included elsewhere in this annual report. The selected historical financial data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Operating and Financial Review and Prospects,” and the historical consolidated financial statements of JSG Funding and accompanying notes included elsewhere in this annual report.

Unless otherwise indicated, this historical financial data has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between Irish GAAP and U.S. GAAP as they apply to JSG Funding, see note 35 to JSG Funding’s historical financial statements included elsewhere in this annual report.

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005(1)
Consolidated Statement of Income Data:
Irish GAAP unless stated otherwise
Net sales	€4,511,650	€3,134,080	€1,575,575	€4,746,315	€4,805,082	€4,437,329
Cost of sales	3,243,372	2,272,287	1,145,857	3,419,820	3,473,299	3,222,705
Impairment of property, plant and equipment	26,642	—	—	—	—	45,214
Gross profit	1,241,636	861,793	429,718	1,326,495	1,331,783	1,169,410
Net operating expenses	883,964	656,419	284,005	982,345	1,010,564	977,292
Reorganization and restructuring costs	23,763	12,484	11,978	35,006	39,430	25,090
Operating income subsidiaries— continuing	333,909	192,890	133,735	309,144	281,789	167,028
Share of associates’ operating income	242,212	117,473	7,224	12,155	12,611	7,287
Share of associates’ restructuring costs	(10,895)	(7,541)	—	—	—	—
Total operating income	€565,226	€302,822	€140,959	€321,299	€294,400	€174,315
Income on sale of operations subsidiaries—continuing	—	20,440	—	5,560	22,173	52,587
Interest income	23,053	10,286	5,230	11,631	8,335	10,730
Interest expense	(108,621)	(65,881)	(92,718)	(309,368)	(299,338)	(360,009)
Share of associates’ net interest	(154,654)	(74,387)	(386)	(2,062)	(1,301)	(1,336)
Other financial expense(2)	—	—	(10,775)	(15,266)	(15,718)	(13,259)
Income/(loss) before taxes and equity minority interests	325,004	193,280	42,310	11,794	8,551	(136,972)
Taxes on income, as reported	(137,565)	(77,889)	(31,395)	(62,354)	(26,973)	(21,561)
Income/(loss) before equity minority interests	187,439	115,391	10,915	(50,560)	(18,422)	(158,533)
Equity minority interests	(37,022)	(19,969)	(9,061)	(16,768)	(16,067)	(18,813)
Net income/(loss)	€150,417	€95,422	€1,854	€(67,328)	€(34,489)	€(177,346)
Net income/(loss) in accordance with US GAAP	€151,921	€95,973	€10,267	€(36,748)	€(31,500)	€(232,002)

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005(1)
Other Financial Data:
EBITDA:(3)	€572,673	€385,684	€215,621	€597,452	€591,370	€649,371
Depreciation, depletion and amortization expense	238,764	172,354	92,661	298,014	303,126	443,015
Net cash provided by (used in):
Operating activities	€584,492	€356,514	€271,698	€690,964	€640,929	€512,869
Capital expenditure and financial investment	(136,627)	(121,206)	(90,307)	(161,680)	(166,013)	(166,880)
Acquisitions and disposals	(42,431)	(297,064)	(2,516,819)	(180,546)	5,619	374,670
Financing activities	(128,032)	43,502	2,561,209	(7,421)	(123,548)	475,449
Capital expenditures	(177,213)	(119,620)	(91,139)	(207,518)	(206,466)	(192,434)
Balance Sheet Data (at end of period):
Cash at bank and in hand	€440,109	n/a	€184,331	€179,067	€248,033	€247,807
Property, plant and equipment	2,088,019	n/a	2,214,254	2,435,946	2,334,858	3,499,084
Total assets	5,936,617	n/a	5,842,608	5,816,927	5,768,077	9,375,777
Total long term debt and other long term liabilities	1,404,432	n/a	3,027,284	3,022,350	2,959,840	4,537,329
Shareholders’ equity	2,525,191	n/a	878,099	895,356	869,101	1,418,862
U.S. GAAP (Restated):(4)
Total assets	€5,913,972	n/a	€6,071,534	€5,880,648	€5,926,319	€9,621,704
Shareholders’ equity	2,685,847	n/a	691,685	666,278	634,016	861,520

(1)           The financial data reflects the combination of JSG and Kappa with effect from December 1, 2005, incorporating one month’s results for the combined business.

(2)           Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits.”

(3)           EBITDA represents “operating income subsidiaries—continuing” plus “income on sale of operations subsidiaries—continuing” plus “depreciation, depletion and amortization” less “other financial expense”. EBITDA is included in this annual report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures. You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. For example, EBITDA does not include income or expense relating to associates or equity minority interests.

(4)           The amounts as at December 31, 2004 and 2003 have been restated as indicated in note 35 to the consolidated financial statements to reflect the currency translation adjustment associated with the goodwill arising from the acquisition of JSG in 2002.

The following is a reconciliation of net income/(loss) to EBITDA:

	Predecessor		Successor
	Year Ended	Jan. 1, 2002 to	Sept. 3, 2002 to	Year Ended	Year Ended	Year Ended
	Dec. 31,	Sept. 2,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2001	2002	2002	2003	2004	2005
Net income/(loss) available to ordinary shareholders	€150,417	€95,422	€1,854	€(67,328)	€(34,489)	€(177,346)
Equity minority interests	37,022	19,969	9,061	16,768	16,067	18,813
Taxes on income	137,565	77,889	31,395	62,354	26,973	21,561
Share of associates income	(76,663)	(35,545)	(6,838)	(10,093)	(11,310)	(5,951)
Net interest expense	85,568	55,595	87,488	297,737	291,003	349,279
Depreciation, depletion and amortization expense	238,764	172,354	92,661	298,014	303,126	443,015
EBITDA	€572,673	€385,684	€215,621	€597,452	€591,370	€649,371

RISK FACTORS

You should carefully consider the risks described below that could affect our business. The risks below are not the only ones that we face—some risks are not yet known to us and some that we do not currently believe to be material could later turn out to be material. All of these risks could significantly harm our business, revenues, operating income, net income, net assets and liquidity and capital resources.

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to other information in this annual report, including the consolidated financial statements and the related notes.

Risks Relating to Our Indebtedness

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our outstanding obligations.

We have significant debt service obligations. As of December 31, 2005, we had outstanding long term indebtedness of approximately €4,671 million (including the current portion of €20 million) and shareholders’ equity of approximately €1,419 million.

Our substantial debt could have important consequences. For example, it could:

•        make it more difficult for us to satisfy our obligations with respect to the senior notes, the 7.75% senior subordinated notes and our obligations under the new senior credit facility;

•        require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•        limit our flexibility in planning for, or reacting to, changes in the manufacture, production, distribution or marketing of our products, customer demand, competitive pressures, and the industries we serve;

•        place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;

•        increase our vulnerability to both general and industry-specific adverse economic conditions; and

•        limit our ability to borrow additional funds.

We are able to incur substantial additional debt in the future under the senior notes indentures and the 7.75% senior subordinated notes indentures. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face. The senior notes indentures also permit us to incur additional debt which may be senior to the senior notes and the guarantees and which may be secured. The 7.75% senior subordinated notes indentures also permit us to incur additional debt which may be senior to the 7.75% senior subordinated notes and which may be secured.

In addition, the senior notes indentures and the 7.75% senior subordinated notes indentures and the new senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to make payments and to refinance our indebtedness depends on our ability to generate sufficient cash in the future.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital and development expenditures or opportunities that may arise, such as acquisitions of other businesses, will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowing will be available to us under our new senior credit facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the senior notes, the new senior credit facility and the 7.75% senior subordinated notes, may limit our ability to pursue any of these alternatives.

Increases in market interest rates will increase the debt service obligations of our subsidiaries.

A portion of our debt, including all of the debt we incur under the new senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay our debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. The new senior credit facility signed on November 30, 2005, requires that we hedge at least 50% of the term loan facilities under the new senior credit facility for at least two years within a certain period after December 1, 2005. As of December 31, 2005, €1,336 million of our total outstanding debt of €5,510 million bore interest at variable rates after taking into account interest rate hedges.

Risks Relating to Our Business

We are exposed to changes in market conditions for our products, the cyclicality of the packaging industry and the resulting threat of overcapacity.

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, the demand for our products is adversely affected by an economic slowdown. This occurred in 2004 and 2005.

In addition, our operating results reflect the packaging industry’s general cyclical pattern. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally results in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and completion of a new mill, the commodity-like nature of a majority of our products and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity. The product from a number of new paper mills was introduced to the market in 2005, with one more machine to be completed in 2006. In 2005, this added approximately 200,000 metric tons of new capacity. In the absence of sufficient economic growth or the closure of other capacity, these new mills could cause a period of regional overcapacity. On the other hand, approximately 700,000 metric tons of capacity was removed from the market in 2003 and 2004 while in 2005 the closure of a further 800,000 metric tons of high cost capacity was announced, for implementation in 2005 and 2006. In early 2006, capacity closure announcements for a further 500,000 metric tons were made, for implementation during the year. Periods of overcapacity, combined with weak demand, cause the industry to take downtime periodically to reduce inventory levels. We continue to take downtime as necessary to manage our inventories, but we have not needed downtime of a large magnitude since 2001. In the event we take downtime at our mills but our competitors continue production at high levels, our sales volumes could be adversely affected without any significant offsetting benefit of improved prices in the market. Further, these adverse effects could be exacerbated in the event U.S. producers continue production and increase their level of containerboard exports to Europe.

Our industry is highly competitive and price fluctuations could diminish our sales volumes and revenues.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. Our competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations as well as other factors, including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected, which could diminish our sales volumes and revenues.

It is critical to our financial results of operations that the Piteå kraftliner mill operates smoothly and without interruptions.

Our kraftliner mill in Piteå, Sweden, is responsible for a substantial amount of our kraftliner production. It is, therefore, a critical part of our business. If operations at the Piteå mill were interrupted for any significant length of time, either because of natural disaster (such as flooding), man-made disruptions (such as labor strikes), failure to obtain raw materials, or any other reason, it would adversely affect our financial position and results of operations.

Price fluctuations in raw materials and energy costs could adversely affect our ability to obtain the materials needed to manufacture our products and could adversely affect our manufacturing costs.

Wood fiber purchased from third parties and recycled wastepaper, particularly old corrugated containers, or “OCC,” the principal raw materials used in the manufacture of our products, are purchased in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality and extreme volatility even within a single year. The price of OCC in Europe has peaked dramatically two times in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. Within a period of three months, supply and demand conditions leveled to return the price to more normal levels. In the second case, the spike was even more rapid with recycled waste paper prices falling back to previous levels almost immediately. Prices were more stable throughout 2004 and 2005, partly as a result of flat Asian demand and Asian buyers focusing more on the U.S. market due to the weakness of the U.S. dollar. Monthly price variations were not more than €5 to €10 per metric ton. In particular, the supply and price of such fiber depends on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters and weather. A decrease in the supply of such fiber has caused, and likely will continue to cause, higher fiber costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has caused an occasional tightness in the supply of OCC. It may also cause a significant increase in the cost of such fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate based upon demand and supply characteristics. The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2003, 2004 and 2005.

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2003	2004	2005
	(euro)
Price at the end of the period	56	58	58
Average price during period	62	60	58
Highest price during period	73	63	63
Lowest price during period	56	58	57

The cost of producing our products is also sensitive to the price of energy. Energy prices, in particular oil and natural gas, have experienced significant volatility in recent years, with a corresponding effect on our production costs. Three significant increases occurred in the last five years. In January 2001, natural gas prices reached a high of nearly $10.00 per million British thermal units, or “mmBtu,” compared to a historical 10-year average of $2.61 per mmBtu. Natural gas prices normalized in the second half of 2001. In 2004, gas prices reached $6.00 per mmBtu in March 2004, rising to a peak of almost $10.00 in October 2004 before falling again to $6.80 per mmBtu by the end of the year. In 2005, gas prices reached a high of $15.40 per mmBtu and closed the year at $11.00 per mmBtu. Energy prices may not remain at current rates and may rise to higher levels, in which case our production costs, competitive position and results of operations could be adversely affected thereby.

Our ability to maximize our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

Our business strategy is to maximize our cash flow and strengthen our position as one of the world’s leading providers of containerboard, corrugated containers and other paper-based packaging products by implementing initiatives aimed at achieving cost savings and generating profitable growth. In order to continue to realize cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize certain operating efficiencies and rationalize our manufacturing capacity. Our ability to generate growth will depend on our successful promotion of our products, our ability to innovate and, ultimately, customer demand for and acceptance of our products. The success of our efforts to implement our strategy and accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. In addition, implementing our strategy requires significant management resources and may divert or strain our management’s ability to focus on other company objectives. We cannot assure you that we will be successful in achieving cost savings, generating growth or in increasing our cash flows or profitability. If we are unsuccessful in implementing our business strategy and achieving cost savings, we may be unable to fulfill our obligations under the notes.

Integrating the JSG operations with the Kappa operations may prove to be disruptive and could result in the combined businesses failing to meet our expectations.

We expect that the merger between JSG and Kappa will result in increased revenue and profit growth. We cannot be sure that we will realize these anticipated benefits in full. Achieving the expected benefits from these acquisitions will depend, in part, upon whether the operations and personnel of both companies can be integrated in an efficient and effective manner. Our management team may encounter unforeseen difficulties in managing the integration of the businesses. The process of integrating formerly separately operated businesses may prove disruptive to both businesses, may take longer than we anticipate and may cause an interruption of and have a material adverse effect on our combined businesses.

We are exposed to currency rate fluctuations.

With the introduction of the euro in 15 of the present 25 European Union Member States, our exposure to exchange rate fluctuation arises mainly in relation to the U.S. dollar, sterling and the Swedish krona. In light of the use of the U.S. dollar as the functional currency of our Latin American operations, the U.S. dollar is the most important foreign currency in which we conduct our business.

Fluctuations in the value of the U.S. dollar have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar will decrease and, conversely, a stronger U.S. dollar will increase, the euro figures reported in our consolidated financial statements with respect to our Latin American operations. The appreciation in the U.S. dollar favorably affected our reported non-euro denominated sales revenues in 2005. During the year ended December 31, 2005, the euro weakened by approximately 13% against the U.S. dollar, resulting in a €73 million increase in our borrowing in foreign currencies. During the year ended December 31, 2004, the euro strengthened by approximately 8% against the U.S. dollar, resulting in a €40 million reduction in our borrowing in foreign currency. Borrowing in foreign currencies decreased by €152 million during the year ended December 31, 2003, principally as a result of the relative weakness of the U.S. dollar, which declined approximately 20% during the year relative to the value of the euro. In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. A weak U.S. dollar over a sustained period could result in lower sales into the United States by European manufacturers that ship products in corrugated containers and, as a result, lower European demand for our containers. A weak U.S. dollar could also result in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods. The decline in the value of the U.S. dollar during 2003 and 2004 adversely affected European demand growth because finished goods for export to the United States were significantly less competitive relative to U.S. goods.

We are subject to numerous environmental laws and regulations.

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In particular, we are subject to the European Union’s Integrated Pollution Prevention and Control, or “IPPC,” program, which requires that most of our European mills obtain IPPC permits and achieve specified pollution control measures by 2007. While we have obtained IPPC permits for many of our mills that require them, we remain in the process of obtaining such permits for other mills. Additionally, as part of the IPPC program, we are required to conduct “baseline” environmental investigations or otherwise provide information regarding the condition of the underlying soil and groundwater at our European mill sites. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected. See Item 4. “Information on the Company—Environmental Issues” for a more complete discussion of the environmental regulatory regimes applicable to our operations.

We may in the future be adversely affected by the Kyoto Protocol, by which most industrialized nations agreed to reduce their emissions of carbon dioxide and other “greenhouse gases.”. In February 2005, the Emission Trading Scheme, or “ETS,” came into force. The European Union began Emission Trading for a first 3 year period (2005-2007), before the commencement of the worldwide emission trading scheme in 2008. All our mills have received their CO2 allocation for the period 2005-2007. Each member state granted every mill an allocation according to their level of production and previous CO2 emission levels. At the end of 2005, the sum of CO2 emission from our European mills was 17 % lower than our allocation. The extra allocation over and above the actual emission level can be sold on the European market or can be rolled over for the remaining 2 years of the first trading period.

We cannot assure you that we have been or will be at all times in complete compliance with these or other environmental health and safety requirements or that we will not incur material costs or liabilities in connection with such requirements in the future. We can similarly provide no assurance that we will not experience an accident or otherwise become liable for contamination that may have occurred in the past (including such liability to buyers of properties or businesses that we have sold). Additionally, if environmental, health and safety laws and regulations change, or new information comes to our attention regarding our compliance with such laws and regulations, we may have to make additional expenditures or incur liabilities beyond what is currently anticipated, and such expenditures and liabilities could adversely affect our operating results and financial condition.

We are exposed to the risk of product substitution.

Our main product, corrugated containers, competes with other forms of packaging, principally reusable plastic containers. Within Europe, this competition has been felt mainly in the container market for fruit, vegetable, meat, poultry and dairy produce, collectively referred to as the “short shelf-life sector.” This sector is estimated to account for approximately 14% of the European corrugated market. Any significant substitution away from paper-based packaging products will adversely affect our profitability. Although we believe the substitution of reusable plastic containers in the short shelf-life sector has now reached its limit in countries within Europe, we can provide no assurance that further substitution will not occur in this sector or in other sectors, nor can we provide any assurance that future packaging developments and trends will not drive further substitution.

The loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our ability to effectively sell existing products, develop and introduce new products, and integrate certain acquired businesses will depend on the efforts and abilities of our executive officers and key employees. Our operations could be adversely affected if, for any reason, a number of these officers or key employees did not remain with us.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth and adversely affect our competitiveness.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Currently we do not have any commitments or agreements relating to any material acquisitions. Future acquisitions could result in the incurrence of debt and contingent liabilities, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•        greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

•        potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

•        the inability to successfully integrate the services, products and personnel of any acquisition into our operations or realize any expected cost savings or other synergies from any acquisition;

•        a need to incur debt, which may reduce our cash available for operations and other uses due to increased debt service obligations; and

•        realizing little, if any, return on our investment.

We are engaged in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations.

In addition to litigation arising in the ordinary course of business, we are involved in a number of active litigation matters, the outcome of which could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings” for a more complete discussion of such legal proceedings.

Item 4.        Information on the Company

History and Development of the Company

History of JSG/SKG

JSG was originally incorporated in Ireland as a private company on January 15, 1934, becoming a public company on June 30, 1964. JSG was re-registered as a public limited company on February 1, 1985. On November 18, 2002, JSG converted to a private limited company. JSG has grown from its original Irish base to become a major international manufacturer of containerboard, corrugated containers and other paper-based packaging products with operations in over 30 countries. Initial expansion in Ireland in the 1960s and early 1970s was followed by a series of acquisitions in the United Kingdom, the United States, Latin America and, during the 1990s, in continental Europe. In 1998, JSG extended its operations to Canada with the acquisition of a 50% holding in Smurfit MBI, formerly MacMillan Bathurst, the remaining 50% being owned by our former associate, SSCC. On December 1, 2005, it acquired Kappa and the combined company was renamed Smurfit Kappa Group (SKG).

The JSG Acquisition

JSG Funding, a public limited company, was incorporated in Ireland as MDP Acquisitions plc on June 12, 2002 to act as a financing company in connection with the acquisition of JSG by Madison Dearborn Partners and management. For ease of reference, we refer to this acquisition as the “JSG Acquisition.” On June 10, 2003, MDP Acquisitions plc changed its name to JSG Funding plc. On October 7, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding, acquired all of the ordinary shares of JSG in a take private transaction. Prior to this acquisition, JSG Funding had no operations. As part of the JSG Acquisition, JSG distributed its 29.3% interest in SSCC, its U.S. affiliate, to its shareholders. The registered office of JSG Funding is Beech Hill, Clonskeagh, Dublin 4, Ireland.

SSCC Asset Swap Transaction

On March 31, 2003, we completed the acquisition of SSCC’s European packaging assets. In this transaction which we refer to as the ‘SSCC Asset Swap,’ JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC’s European assets. The cash consideration for the transaction was financed by U.S. $205 million of 9 5/8% senior notes due 2012 issued in February 2003.

Corporate Structure

On February 6, 2004, JSG Packaging (now known as Smurfit Kappa Group Limited) completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging (now known as Smurfit Kappa Group Limited) having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging (now known as Smurfit Kappa Group Limited) contributed its shares of JSL to JSG Holdings in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging (now known as Smurfit Kappa Group Limited) and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging (now known as Smurfit Kappa Group Limited) in accordance with the terms of those instruments.

Munksjö Specialties Disposal

On March 1, 2005, JSG completed the sale of its Munksjö specialty paper business for approximately €450 million. On May 18, 2005, JSG completed the sale of its Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our then existing senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million).

Refinancing Transactions

In January 2005, JSG completed an offering of approximately €370 million of 7.75% senior subordinated cash-pay notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer described below and to pay related fees and expenses.

In February 2005, JSG Funding completed a tender offer and consent solicitation for its 15.5% subordinated notes due 2013. All of the euro 15.5% subordinated notes were tendered in the tender offer. The 0.1% of the dollar 15.5% subordinated notes not tendered in the tender offer were redeemed in October 2005.

In January 2005, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior pay-in-kind notes due 2015 (the “PIK notes”), substantially all of the net proceeds of which were loaned to JSG Packaging (now known as Smurfit Kappa Group Limited), which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

Kappa Merger

On December 1, 2005, JSG Packaging (now known as Smurfit Kappa Group Limited), JSG Acquisitions and the shareholders of Kappa completed the merger of the operations of both groups of companies. The merger was completed through the issuance of shares by JSG Packaging and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure of the combined company results in the existing shareholders of JSG Packaging owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. In connection with the merger, JSG Packaging was renamed Smurfit Kappa Group Limited. As part of the merger transaction, Kappa’s existing 10.625% senior subordinated notes due 2009 and its 12.5% senior subordinated notes due

2009 were redeemed, and the existing JSG Acquisitions and Kappa senior credit facilities were refinanced by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the combined business. The combination is accounted for as a purchase.

Business Overview

We are the largest European integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products, with operations mainly in Europe and Latin America. JSG was incorporated in Ireland in 1934 as the owner of a single converting plant. It has grown to its current position, owning 47 mills, most of which produce containerboard used to manufacture corrugated containers, 277 converting plants, most of which convert containerboard into corrugated containers, 44 reclamation facilities, which provide some of the wastepaper requirement for our mills, and 30 other production facilities. Our European and Latin American operations accounted for approximately 82% and 18% respectively, of our net sales for the year ended December 31, 2005.

We command a leading share of the European corrugated container market and are Europe’s largest producer of containerboard. In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard.

Our containerboard mills and converting operations are highly integrated, as our corrugated container plants convert much of our own containerboard production. For the year ended December 31, 2005, we produced over 3,000,000 metric tons of containerboard in Europe, and around 2,800,000 metric tons of corrugated containers. In Latin America, we produced approximately 690,000 metric tons of containerboard and approximately 730,000 metric tons of corrugated containers. In addition, our mills in Europe produced 580,000 metric tons of other grades of paper, including solid board, sack kraft, which is used to make industrial grade paper sacks, boxboard, which is used in the manufacture of folding cartons, together with non packaging grades, such as graphic board and printing and writing paper, while our mills in Latin America produced over 330,000 metric tons of other grades of paper, including boxboard, sack kraft and printing and writing paper. Our conversion plants in Europe produced over 220,000 metric tons of other paper based packaging products, such as solid board, paper sacks and folding cartons, while our Latin American operations produced approximately 80,000 metric tons of these products.

Industry Overview

Corrugated containers are a safe and economical means of transporting consumer and industrial products. More goods are shipped in corrugated containers than in any other type of packaging. Containerboard, which is a generic term used to describe various types of paperboard such as linerboard and corrugating medium, is the principal raw material used to manufacture corrugated containers. Linerboard is used as the inner and outer facing (liner) of a corrugated container. The two main types of linerboard are kraftliner, which is produced using primarily virgin fiber, and testliner, which is produced using primarily recycled fiber. Corrugating medium is fluted and laminated to linerboard in a corrugator plant to produce corrugated sheets. The sheets are then printed, cut, folded and glued in corrugator plants or sheet plants to produce corrugated containers.

Recycled fiber is obtained principally from old corrugated case material, or OCC, acquired through open market purchases or from company-owned reclamation facilities. Virgin fiber is obtained in the form of wood chips or pulp wood acquired through open market purchases of wood fiber or from company-owned timberland. These fibers are chemically treated and then processed through paper machines, which consist of a paper-forming section, a press section (where water is removed by pressing the wet containerboard between rolls) and a drying section. The containerboard is then wound into rolls, which are shipped to company-owned converting plants or outside converters.

The dispersion of customers for corrugated containers and the high bulk, low density and low value of corrugated containers, which typically are delivered by truck, make shipping costs a relatively high percentage of total costs. As a result, corrugator plants usually serve markets within a 250-kilometer radius of the plant and employ a local sales force to serve the market area.

Containerboard pricing is driven primarily by the supply/demand balance and price movements in OCC and wood pulp, although a price increase announcement in November 2005 was attributed by many companies, JSG included, to rises in other input costs and particularly in energy. Corrugated container pricing is driven significantly by movements in containerboard pricing. Price increases at the corrugated level tend to lag behind containerboard price movements, sometimes by months. Part of the reason for this is that the pricing element in some contracts to sell corrugated is based on changes to a published paper price index, which reflects historic and not anticipated price movements. As a result, the greater the level of forward integration, the slower generally is the rate of change in net profits resulting from containerboard price movements.

Recycled waste paper, principally OCC, is the principal raw material used in the manufacture of our products. Recycled fiber prices can vary widely at times and are very dependent upon mill demand. While wood prices are relatively stable, fluctuations in Asian demand and reduced collections in the United States have been the principal factors driving the price of OCC.

Historically, the market for paper-based packaging products and paperboard has tended to be cyclical. Because of the capital intensity of the production facilities and the long lead time between the planning and completion of a new mill, capacity cannot readily be adapted to changing demand conditions. This has resulted in significant short term imbalances when capacity has exceeded demand, leading to significant price cuts and inventory growth. Many leading paper manufacturers have continued to react to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity.

Competitive Strengths

We believe we possess the following competitive strengths:

Leading Market Positions and Economies of Scale.   The industry in which we operate remains fragmented, and few of our competitors have comparable scales of production. We are Europe’s largest integrated producer of containerboard, both kraftliner and testliner, and the leading producer of corrugated containers. In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard. The scale and density of our production network allows us to benefit from economies of scale in purchasing, production, distribution, marketing, research and development and the application of best practices. In addition, our extensive European presence allows us to provide better service to our pan-European customers. The financial barriers to entry into the containerboard segment and our long-standing customer relationships in the converting segment also help to protect our leading market positions.

Highly Integrated Producer.   We are a highly integrated producer of containerboard and corrugated packaging products. We have the ability to utilize substantially all of our containerboard mills’ production internally because our converting plants’ volume requirements for containerboard generally meet our mills’ production. We believe we can manage our operations to achieve more stable operating performance than competitors that are not as integrated. Integration provides us with stability, largely because fluctuations in the earnings of our mills tend to be offset by changes in the earnings of our converting operations. Moreover, our high level of integration ensures consistent demand for our mills’ containerboard production, which allows us to optimize capacity utilization, even during trough demand periods. This integration also secures containerboard supply for our converting plants during peak demand periods. In addition, our vertical integration allows us to realize certain efficiencies throughout the production process by increasing control over the quality of the containerboard, its particular specifications and the timing of delivery to our converting facilities.

Cost Competitive and Well-Positioned Manufacturing Base.   Our containerboard mill system benefits from a favorable cost position in the production and delivery of containerboard. We believe that we incur among the lowest delivered cost to our customers as a result of our efficient, long-lived manufacturing base and the close proximity of our mills to customers and raw material sources. In addition, we believe we operate the two lowest delivered-cost European kraftliner mills.

Quality Asset Base.   The SKG asset base is of a high quality. We believe that our asset base is one of the more cost efficient in the containerboard industry.  We have realized this position through our continuous focus on energy efficiency, optimal recipe composition, efficient water management and waste disposal and our management expertise.

SKG possess key recycled containerboard mills in Roermond, Zulpich, Wrexen, Hoya and Mengibar while in kraftliner we have three of the largest mills in Europe in Piteå, Nettingsdorfer and Facture along with a number of smaller efficient mills.

Diversified Product Offerings, Geographic Markets and Customer Base.   With leading positions in the production of kraftliner, testliner and corrugated containers, an operating presence in over 30 countries and thousands of customers, our cash flows are broadly diversified across product offerings, geography and customer type. Our management believes that this diversification reduces our dependence on any single product, economy, market or customer and helps to offset the cyclical nature of the paper and packaging business.

Experienced Management with Substantial Equity Interest.   We have an experienced senior management team with an average of approximately 20 years of industry experience. We are led by Gary McGann (Chief Executive Officer), Anthony Smurfit (Chief Operations Officer) and Ian Curley (Chief Financial Officer). This senior management team together with Sir Michael Smurfit, our Chairman, and over 200 JSG managers have invested directly in the equity of SKGL. These equity stakes which, in combination with a significant equity-based compensation program, collectively represent up to 12.6% of the fully diluted ownership of SKGL. Over 100 of the Kappa managers together with Frits Beurskens, our deputy chairman, as a result of the merger, have an indirect investment through a Dutch foundation in SKGL. We believe these investments will provide a significant incentive to achieve financial targets.

Principal Shareholders with Proven Paper and Packaging Sector Expertise.   Madison Dearborn is one of the world’s largest and most experienced private equity investment firms. Madison Dearborn invests across a broad range of industries with a principal focus on basic industrial sectors, including the paper and packaging sector. Madison Dearborn is considered to be among the most active private equity investor in the United States in the paper and packaging industry, having previously made investments in Boise Cascade, L.L.C., Packaging Corporation of America, Graphic Packaging Corporation (formerly known as Riverwood Holding Corp.), Buckeye Technologies, Inc. and Bay State Paper Holding Company. CVC and Cinven have retained an investment in Kappa Packaging since April 1998, and each have investments across a broad range of industries, including, in CVC’s case, the Lecta white paper company in Europe, BSN Glasspack and Mivisa. Cinven has experience in the paper and packaging industry through investments in Kappa Packaging and Klöckner Pentaplast amongst others.

Business Strategy

The primary strategic objective following the merger will be to maximize cash flows and integrate the two companies in order to realize maximum synergies, strengthening the position of the combined Group as one of the world’s leading providers of containerboard, corrugated containers and other paper-based packaging products.

Successful integration of the two businesses and realization of synergies

We target a quick and full integration of the two operations in order to realize expected synergies from the merger. The integration represents a step change in the ongoing operating strategy of the company, which involves:

Migration towards the lower end of the production cost spectrum

We intend to continue focusing on operational improvements, including leveraging the technical design and production tools, which we believe will reduce costs and improve the value we provide to our customers.

Continuing successful growth particularly in fast growing markets of Eastern Europe and Latin America

We intend to continue the successful growth in the fast growing markets of Eastern Europe and Latin America. In both regions we already have good market positions and a strong footprint in terms of network of production facilities.

The merger also provides significantly improved coverage in Western Europe and the ability to grow and to better serve our customers throughout the region. We believe that our continuing focus on service and quality is a key element of our strategy.

Focus on end-customer (‘pull strategy’)

We are focused on the end customer—the purchaser of corrugated containers. We intend to focus the combined marketing strength of the two businesses on service but also on ensuring that the right products are produced.

Focus on higher margin products

There are higher value-added products within the paper based packaging industry such as standard corrugated products using lighter weight and white top paper as well as more specialty type corrugated products such as displays, heavy duty, litho laminated and high quality print products. We plan to increase our exposure to these businesses going forward.

Continuing disciplined capital expenditure program and working capital management

Going forward, we intend to continue to maximize cash flow through a disciplined capital expenditure program focused on return on invested capital in which annual expenditure remains at or below depreciation levels and through further disposals of non-core assets.

Operations

Our main focus is on the production of containerboard and its conversion into corrugated containers. We also produce boxboard, sack kraft paper, solid board, graphicboard and non-packaging grades of paper, as well as converted products such as folding cartons, solid board packaging and paper sacks.

Containerboard, boxboard, sack kraft paper, solid board and graphicboard are all forms of paperboard. Containerboard is a form of paperboard used primarily for the production of corrugated materials. Boxboard is used for the production of folding cartons. Sack kraft paper is used for the production of durable paper sacks. Solid board is used for the production of solid board packaging. Graphicboard is used for the production of, among other things, book covers.

We use OCC and, to a lesser extent, wood to produce our paperboard and paper. We then use the paperboard and paper that we produce as a source of raw materials for our converted product facilities, and we also sell some of our paperboard and paper to third parties. We outsource some paperboard and paper from third parties as raw materials for our converted product facilities, particularly where, for reasons of geographic proximity or price, it can be more efficiently outsourced.

OCC is the principal raw material used in our production of paperboard and is the essential component of recycled containerboard, one of the two types of containerboard we produce. Recycled containerboard can be subdivided into testliner and fluting. Wood is the principal component used in the manufacture of the second type of containerboard we make, which is called kraftliner. Both testliner and kraftliner serve as the outer facing component of containerboard. Fluting is the wavy inner layer of paper.

There is significant price volatility in the market for OCC. However, the market for wood is relatively stable. Accordingly, to the extent that we are able to source wood that we convert into virgin pulp at our own mills, we have a raw material source with greater price stability that helps protect margins. Our Latin American mills in Colombia and Venezuela primarily use wood from our nearby forestry operations and thereby benefit from the price stability of this raw material source.

We make a relatively higher margin on our production of kraftliner than we do on our production of recycled containerboard. Demand for kraftliner, however, is price sensitive relative to recycled containerboard, which moderates our ability to raise prices during an upturn in the industry cycle. We believe that the market demand for recycled containerboard in Europe and in Latin America will grow over time at a faster rate than the market demand for kraftliner, and we believe that we are well positioned in these markets to respond to this expected change in demand mix.

Our operations are currently managed on the basis of two regions: Europe and Latin America. After the sale of the majority of our U.S. subsidiaries and the completion of the SSCC Asset Swap, we no longer conduct significant operations in the United States and Canada.

The table below shows a regional breakdown of our production volumes in 2005.

Product	Europe	Latin America	Total SKG
	(metric tons in thousands)
Raw Materials
Recycling	1,825	461	2,286
Total raw materials	1,825	461	2,286
Mill:
Containerboard	3,047	692	3,739
Sack kraft	124	38	162
Boxboard	81	167	248
Solid & graphic board	257	—	257
Other paperboard	—	41	41
Total containerboard and other paperboard	3,509	938	4,447
Other non-packaging paper(1)	120	89	209
Total mill	3,629	1,027	4,656
Conversion
Corrugated containers	2,764	729	3,493
Solid board	86	—	86
Paper sacks	98	51	149
Folding cartons	27	31	58
Other	11	—	11
Total conversion	2,986	811	3,797

(1)          Other grades of non-packaging papers include printing and writing paper, tissue, and other specialty papers.

Europe

Within Europe, our largest region, we have two segments, packaging and specialties. Our European packaging segment is comprised principally of our containerboard mills and corrugated container plants. These operations are highly integrated, with the production of our mills approximately matching the volume of the containerboard being converted into corrugated containers in our plants. There is also a degree of third-party sales of containerboard for reasons of both product mix and logistics. Our specialties segment consists of solid and graphic board mills, solid board converting, sackpaper and sack converting operations and some non paper/packaging businesses such as our bag-in-box business.

Packaging

Paperboard.   The principal paperboard product in our packaging segment is containerboard. However, our mills produce other grades of paperboard for use in packaging products, such as sack kraft paper for use in the production of durable paper sacks, solid board, used in the production of solid board packaging products, and boxboard, used in the production of folding cartons.

The main market for containerboard is the corrugated containers market. Pricing for containerboard is principally driven by the price of its inputs, particularly OCC, the demand conditions for the product and the supply conditions in the industry. The demand for corrugated containers is ultimately a function of the rate of industrial growth. There have been significant additions to capacity in Europe in recent years as well as one significant new capacity addition announced for 2006. On the other hand, approximately 700,000 metric tons of capacity was removed from the market in 2003 and 2004, while in 2005, the closure of a further 800,000 metric tons of high cost capacity was announced, for implementation in 2005 and 2006. In early 2006, capacity closure announcements for a further 500,000 metric tons were made, for implementation during the year.

In 2003, a combination of the increased supply and the relatively poor economic conditions across Europe caused the pricing of recycled containerboard to be lower than in 2002. In 2004, with slightly improved demand and no significant increase in supply, prices were more stable and on average were slightly higher than in 2003. The same relative economic weakness, along with the growing strength of the euro against the U.S. dollar, caused pricing in kraftliner in Europe to be lower in 2003 than in 2002. Although kraft prices increased towards the end of 2004 on average they were lower in 2004 than in 2003. In 2005, a combination of new capacity additions to the market, and relatively weak economic conditions, which led to relatively poor demand conditions, resulted in a reduction in containerboard prices, particularly in the second and third quarters. There were price increase announcements in the final quarter of 2005, principally driven by the movement upwards in the supply curve due to increases in the cost of manufacture of paper, including energy costs.

OCC is the principal raw material for our paperboard mills. While we have our own reclamation operations in Ireland, the United Kingdom and Germany, we source most of our OCC requirements on the open market. In addition to our recycled paperboard mills, we have five mills in Europe for which wood pulp is the primary raw material. These are our three kraftliner mills, Facture in France, Nettingsdorfer in Austria and Piteå in Sweden, our semi chemical fluting mill in Sturovo, Slovakia, and our Spanish sack kraft mill, Smurfit Nervion. While Nettingsdorfer, Piteå and Sturovo purchase their wood fiber requirements on the open market, we co-operate with landowners to develop forest resources, primarily in the Aquitaine region of France, which facilitates the supply of wood fiber to Facture. We own a wood procurement business in Spain, which facilitates the supply of wood to our Nervion mill.

Paper-based packaging products.   The raw material for our paper-based packaging products is paperboard, primarily containerboard. Our conversion plants convert paperboard into corrugated containers and paper-based packaging products. The predominant product of our packaging segment is corrugated containers.

Corrugated containers are sold to a broad range of manufacturers of consumable goods and are used to ship a diverse range of consumer products, such as food and beverages, agricultural produce, household goods and electrical appliances. Corrugated products are also used for many other applications. We provide innovative packaging solutions with an emphasis on the value-added aspects of our corrugated containers in terms of design and presentation, including the use of multicolor graphics. Some of our value-added products and services include point-of-sale displays, “white top,” a grade of kraftliner on which graphics can be printed, and Innobook, a comprehensive product database which gives our customers the ability to customize their corrugated containers.

Our corrugated container plants are widely spread across the various regional and international markets that we serve. In Europe, our largest regional market, we are the largest integrated producer of corrugated containers, with an estimated aggregate market share (based on ownership of Kappa for the full year 2005) of in excess of 25% of the European market. We believe that we are the market leader in France, Ireland, Italy, the Benelux region, Scandinavia, Poland and Germany, and one of the leading two or three producers in the United Kingdom, Spain, Switzerland, the Czech Republic and Slovakia.

In 2003, the demand for corrugated containers was relatively weak as industrial growth in Europe was limited, and indeed negative in the case of certain countries. With little demand growth and reducing raw material prices, there was no upward pressure in pricing for corrugated containers in 2003. This situation continued into 2004, where estimated market growth was around 2.3%. However, increased competition and a lack of a cost “push” from paper pricing helped cause a decrease in corrugated pricing of approximately 2.5%. In 2005, there continued to be relatively low market growth across Europe, with an estimated growth of 1%. When combined with reductions in paper prices, the trend in corrugated prices was downwards in the year.

Specialties

Our European specialties segment includes our principal solid and graphic board mills together with our sack paper, paper sack converting, and bag-in-box operations.

Solid board is a grade of paperboard used primarily in the manufacture of packaging products, mainly for the fish, flower and agricultural sectors. Mills produce the paper while converting plants convert this paper into packaging products.

Graphic board is a grade of paperboard used in the manufacture of a variety of products such as bookbinding, lever arch files and puzzles.

Multi-wall paper sacks are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of these durable sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as pet food and “do-it-yourself” products. Our paper sack plants are based in the United Kingdom, France, Spain, Ireland, Italy, Sweden and Poland.

Latin America

In Latin America, we believe we are the largest producer of corrugated containers and the second largest producer of containerboard. Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina, with smaller operations in Chile, the Dominican Republic and Puerto Rico.

Our Latin American operations are highly integrated, from the reclamation of wastepaper and the production of wood pulp to conversion into paper-based packaging products of a substantial portion of the paperboard produced by our mills. Our reclamation operations, located in Venezuela, Puerto Rico, Colombia, Mexico and Argentina, processed approximately 460,000 metric tons of OCC in 2005. The OCC we recover in Venezuela and Puerto Rico is consumed entirely by our mills in Venezuela, largely satisfying their recycled fiber requirements. Likewise, the OCC we collect in Colombia is consumed entirely by our mills in Colombia, largely satisfying Colombia’s recycled fiber requirements. Our paperboard mills in Mexico purchase the major part of their recycled fiber requirements from third parties.

We also have forestry operations in Latin America. In Colombia and Venezuela, we own over 230,000 acres (95,000 hectares) and manage a further 10,000 acres (4,100 hectares). These plantations provide the local mills with a significant portion of their total wood fiber needs. Because wood has more stable pricing than both the pre-processed virgin pulp that we purchase from third parties and OCC, our mills that source from these plantations benefit from relatively greater margin protection. We also procure raw materials from third parties.

Mexico is the largest of the four main Latin American markets in which we operate. We believe we are the second largest manufacturer of paperboard and paper-based packaging products in Mexico. Additionally, we also believe that we are the leading producer in Colombia and Venezuela and one of the largest in Argentina.

United States and Canada

After the completion of the SSCC Asset Swap in March 2003, we no longer have significant operations in the United States or Canada. As part of the SSCC Asset Swap, we transferred our 50% ownership interest in Smurfit MBI Canada, our principal subsidiary operation in Canada, in exchange for

SSCC’s European assets. Our principal subsidiary operation in the United States, a décor base paper mill in Fitchburg, Massachusetts, was sold in 2005.

Marketing and Sales

We concentrate our marketing and sales activities in our regional and local business units in order to remain close to our customers, our competitors and local market developments. On a worldwide basis, we predominantly sell directly to the end-user rather than through agents. Our marketing strategy is to focus on the quality of products and the high caliber of service we offer to our customers. This strategy is geared towards maintaining margins for our products throughout the business cycle and enhancing profitability. Through continuous communication with customers, our goal is to improve the quality of service we provide.

The marketing strategy for our mills is to profitably match the sale of paper and paperboard to the demand requirements of both internal and external converters located within an economically reasonable shipping distance from each mill. The strategy in the corrugated container and other converting plants focuses on both customized products tailored to fit customers’ needs and high volume sales of commodity products. Most sales of converted products are made on the basis of spot sales or short-term orders for specified volumes at market rates. These orders are priced based on a number of factors such as currency, volume, weight and geographic area. We seek to maintain a broad customer base for each of our markets rather than concentrate on only a few accounts for each plant.

No single customer accounts for more than 5% of our global sales.

Patents, Licenses and Research and Development

Proprietary products do not generally characterize the paper and packaging industry and although we hold or are licensed to use certain patents, the successful continuation of any important part of our business is not dependent upon such patents.

Accordingly, the focus of research on papermaking is on providing the materials that will enable our converting operations and other packaging manufacturers to meet the challenges of a changing market place. In recent years, the focus in the corrugated container industry, for example, has been on more efficiently meeting the performance characteristics required of the corrugated container as a transport, storage and point of display medium. In addition to improved containerboard quality, research programs have provided improvements in printing processes. Furthermore, the need to meet the changing demands of customers’ automated packaging lines requires us to stay abreast of innovations in industrial processes.

Competition

The markets in which we operate are international, highly competitive and consist of many participants. While containerboard and many other paperboard and paper grades are marketed and sold internationally, the paper-based packaging industry tends to be more regionally or locally based. Many of the largest producers have multinational operations, but there are also many smaller regional and local operators. Some producers have fully integrated operations from forestry and waste fiber through to paperboard production and on to paper-based packaging while others focus more narrowly on certain intermediate or end products or in certain markets.

Although no single company is dominant, we do face significant competition in each of our businesses and the geographic markets in which we operate. Our competitors include other large vertically integrated companies as well as numerous smaller companies. The European and Latin American containerboard markets are more fragmented than the U.S. and Canadian markets. Our principal competitors in the geographic regions in which we operate are listed in the table below:

Europe	Latin America
DS Smith plc	Cartonajes Estrella, S.A. de C.V.
Mondi Packaging Europe	Corporacion Durango, S.A. de C.V.
Sociedad Anonima Industrias Celulosa Aragonesa (SAICA)	Empresas CMPC, S.A.
Svenska Cellulosa Aktiebolaget (SCA)	Klabin S.A.

The level of competition in a given product market may be affected by the relative strength of the U.S. dollar against the euro and other market factors including geographic location, general economic conditions and the operating efficiencies of competitors. Although price is an important factor because many of our products are characterized by commodity pricing, other factors affecting competition include product quality and performance, service and product innovation. In addition, our paper-based packaging products compete with various other packaging materials, including products made of plastic and wood.

The markets in which we operate are large relative to the production capacity of any one company, particularly with respect to paper and paperboard. Due to the high density and consequent easy transportability of paper and paperboard, the geographic market for kraftliner is worldwide. Because of the number and scale of recycled mills, the geographic market for testliner tends to be regional. The geographic market for converted products, such as corrugated containers, is somewhat limited by their low density and larger required transport space, which results in higher transportation costs.

Environmental Issues

We are subject to a wide range of environmental, health and safety laws and regulations. These requirements are complex, frequently changing and tend to become more stringent over time. We are committed to environmental, health and safety excellence and devote substantial resources to tracking applicable requirements and monitoring compliance. Despite these efforts, we cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with such requirements in the future.

Compliance with Environmental Regulatory Requirements

The most significant impact from environmental, health and safety regulatory requirements on our operations relates to our mills, which constitute 47 of our 398 facilities. Our manufacturing processes result in discharges to water and emissions to air, and they can produce elevated noise levels. At the same time, most of our mills are recycled mills, and therefore do not handle black liquor (a by-product of certain wood pulping operations) or employ chlorine bleaching, which in each case can create additional environmental challenges. Nonetheless, we are affected by increasingly stringent environmental regulations in the countries where we operate.

Our mill in Nervion, Spain has an internal landfill which was used between 1975 and 1985 to store waste calcium carbonate prior to its application as a neutralizing agent to farming and forest lands. In 1985, the provincial government required us to cease the land application, and we stopped using the landfill for storage and began disposing of the material offsite. In 1998, in response to complaints from the local municipality, we conducted a hydrogeological study to assess the potential impacts of the landfill on the Ibaizabal River. The study concluded that the material has not adversely affected the river, but it can affect the pH of storm water runoff. We installed a collecting drain around the material to collect and treat storm water. We are currently under no regulatory obligation to take further action. If we elect to remove the material at some future time or if a regulatory obligation to remove the material is imposed in the future, the cost would be approximately €5 million, which would be incurred over a period of five to ten years.

Our mills in Europe are subject to the European Union’s IPPC program. The IPPC program requires member countries to ensure that industries employ Best Available Technologies, or “BAT,” for all environmental aspects of their operations, including wastewater discharges, air emissions, noise, energy use and environmental management. Most of our European mills are required to obtain permits imposing BAT by 2007. While we have obtained IPPC permits for many of our mills that require them, we remain in the process of obtaining such permits for other mills. Overall, we have incurred approximately €8 million in capital expenditures for environmental controls at our facilities worldwide in both 2004 and 2005. We anticipate that our annual environmental capital expenditures will continue at about this level through 2007.

Our European operations are also subject to the European Union’s Directive on Packaging and Packaging Waste, which was revised in 2004 and which imposes mandatory targets for the recovery and recycling of packaging wastes. Member countries were required to comply with the Directive by 2001, but implementation to date has varied greatly from country to country. We do not expect the Directive to have a material adverse effect on our business or financial condition, primarily because the targets imposed by the Directive are not significantly higher than the existing levels of recovery and recycling in most member countries.

Our European mills are also subject to requirements stemming from the Kyoto Protocol, by which the European Union agreed to reduce emissions of “greenhouse gasses” by 8%, as compared with 1990 emission levels, over the commitment period (2008-2012). In February 2005, the Emission Trading Scheme, or “ETS,” came into force. The European Union began Emission Trading for a first 3 year period (2005-2007), before the commencement of the worldwide emission trading scheme in 2008.

All our mills have received their CO2 allocation for the period 2005-2007. Each member state granted every mill an allocation according to their level of production and previous CO2 emission levels. At the end of 2005, the sum of CO2 emission from our European mills was 17% lower than our allocation. The extra allocation over and above the actual emission level can be sold on the European market or can be rolled over for the remaining 2 years of the first trading period.

We can be reasonably confident that our European mills have a sufficient allocation to avoid the need to purchase any ETS credits for the 2005 to 2007 first stage. Moreover the surplus of allocation over emission during this first period can also be rolled over to the next period 2008-2012.

At the end of 2006, the new National Allocation Plan (NAP) for the period 2008-2012 will be announced. We do not expect any burden for this new allocation to cover the current volume of production of our mills.

We presently are not involved in any environmental regulatory legal proceedings which are expected to have a material adverse effect on our business or financial condition.

Environmental Contamination

We may also be held liable for releases of contaminants from our operations, or historical contamination that is discovered at our facilities or facilities that we have divested.

The IPPC program requires, as part of the permit process, that our European mills conduct “baseline” environmental investigations or otherwise provide the regulatory authorities information regarding the condition of the underlying soil and groundwater at the mills. While the purpose of providing such information is not to force a facility to clean up historical contamination that is identified, several member countries intend to review the results and, if significant contamination is detected, may issue orders to address the contamination. Thus, providing such information may result in our having to address contamination that is currently undetected at some of our mills. The cost of addressing the contamination, if necessary, will depend upon the extent of contamination detected and the required remedies, and therefore, cannot yet be determined at some of our mills. We may also be required to address contamination at any mills we decide to close or have sold in the past.

In November 2001, black liquor was released from our mill in Nervion, Spain to the local municipal waste water treatment plant in Iurreta, Spain. As a result of the waste water treatment plant being unable to handle this additional load, the contamination reached the Ibaizabal River and caused a fish kill. An ecological group filed a complaint for an ecological crime. This resulted in preliminary assessments, which took place during December 2001 and February 2002. A number of people, including the mill manager, have provided evidence. Two of our employees and a third person have been accused. In October 2004, the court agreed to provisionally stay the proceedings and consequently the three accused individuals were automatically released from the case. A report is expected to be issued regarding the provisional shelving of the case dictated by the criminal court. As of today’s date there is no evidence that this report has been issued by the Public Prosecutor.

Our Facture, France mill is the subject of litigation arising from ruptures of sewer pipe seals that resulted in contamination in 1997 and 1987. Remedial repairs have been estimated at €6.4 million, which will be shared between several companies. We do not expect our share of the repairs to be material.

In November 2002, we were notified by the Spanish Environmental Enforcement Agency, Seprona, that they had become aware of an accumulation of rain water mixed with manufacturing waste and that such concentration posed a potential environmental hazard at our Sanguesa Plant. The rain water was removed and new procedures were put in place to prevent any recurrence. Management is currently in discussions with the local municipality regarding ongoing environmental compliance. Three of our managers have been imputed by the court for an offence against natural resources and the environment. It is our belief that this action is without merit as it  does not follow any leakage of the water or escape of noxious substances.

As part of our application for an IPPC permit for our mill in Townsend Hook, U.K., we conducted an environmental investigation in 2001. The investigation detected contamination in portions of the property. We submitted the results of the investigation to the governmental authorities in June 2002. In 2003, we received our IPPC permit for this mill and submitted a site closure plan for part of the site. No action has been required by the authorities since the issuance of the IPPC permit in 2003. The dismantling of an old building was approved and has been completed with no adverse consequences.

Raw Materials

OCC is the principal raw material used in our production of paperboard and is the essential component of testliner, one of the two types of containerboard we produce. Wood is the principal component used in the manufacture of kraftliner, the second type of containerboard we make. We source most of our OCC supply on the open market; however, at December 31, 2005, we had 44 reclamation plants located in Europe and Latin America, the primary focus of which is sourcing fiber for our mills.

In Europe, we generally procure virgin fiber through long-term relationships with third parties. However, we also source a significant proportion of our virgin fiber needs from our forestry operations which are located principally in Latin America. In Colombia and Venezuela, we own over 230,000 acres (95,000 hectares) and manage a further 10,000 acres (4,100 hectares). These plantations provide our local mills with a significant portion of their total virgin fiber needs. Our three European kraftliner mills, Facture in France, Nettingsdorfer in Austria and Piteå in Sweden, as well as our semi chemical fluting mill in Sturovo, Slovakia and our Spanish sack kraft mill, Smurfit Nervion, use primarily virgin fiber in their production of paperboard.

Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these raw materials tend to be cyclical, subject to significant volatility, and vary on a regional basis.

The price of OCC in Europe has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions levelled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with waste prices falling back to previous levels almost immediately. During 2004 and 2005, the price per metric ton remained relatively stable.

We believe that our available sources of virgin fiber and OCC (including from our own reclamation activities) will be adequate to supply our raw material needs for the foreseeable future.

The table below provides information on average European OCC pricing per metric ton during and at the end of each year in the three year period from 2003 to 2005:

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2003	2004	2005
	(euro)
Price at the end of the period	56	58	58
Average price during period	62	60	58
Highest price during period	73	63	63
Lowest price during period	56	58	57

Segmental Information

We have identified reportable segments primarily on a geographic basis. In Europe, we have two reportable product segments: Packaging and Specialties. The operations in the Packaging segment are highly integrated and include a system of mills and conversion plants producing containerboard and corrugated containers. The primary products of the Specialties segment include specialty papers, solid board, graphicboard, paper sacks and bag-in-box. The tables below set out the total sales, including internal sales, net sales and income (before taxes and equity minority interests), generated by our operations in each region in the last three years.

Segmental Analysis of Total Sales

	2003	2004	2005
	(€ million)	(€ million)	(€ million)
Packaging	3,969	4,256	4,339
Specialties	1,108	1,139	652
Europe	5,077	5,395	4,991
United States and Canada	104	—	—
Latin America	1,067	1,090	1,221
Total Subsidiaries	€ 6,248	€ 6,485	€ 6,212

Segmental Analysis of Net Sales

	2003	2004	2005
	(€ million)	(€ million)	(€ million)
Packaging	2,973	3,093	3,117
Specialties	988	1,009	531
Europe	3,961	4,102	3,648
United States and Canada	104	—	—
Latin America	681	703	789
Total Subsidiaries	€ 4,746	€ 4,805	€ 4,437

Segmental Analysis of Income (before taxes and equity minority interests)

	2003	2004	2005
	(€ million)	(€ million)	(€ million)
Packaging	207	152	130
Specialties	95	98	33
Associates	9	10	6
Europe	311	260	169
Packaging	8	—	—
United States and Canada	8	—	—
Packaging	86	118	114
Associates	1	3	1
Latin America	87	121	115
Asia (Associates)	2	—	—
Centre costs	(22)	(25)	(23)
Profit before goodwill amortization, interest and exceptional items	386	356	261
Goodwill amortization	(45)	(38)	(30)
Group net interest	(298)	(285)	(245)
Loss from early extinguishment of debt	—	(6)	(105)
Share of associates’ net interest	(2)	(1)	(1)
Profit/(loss) before exceptional items	41	26	(120)
Reorganization and restructuring costs	(35)	(39)	(25)
Impairment of property, plant and equipment	—	—	(45)
Profit on the sale of operations	6	22	53
Profit/(loss) before taxation	€ 12	€ 9	€ (137)

Organizational Structure

Each of SKGL, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of SKGL’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding%
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa Kraftliner AB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100

Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

Property, Plant and Equipment

Our manufacturing facilities are mainly spread across Europe and Latin America. Our paper and paperboard mills are our main assets. We believe that our facilities are suitable and adequate for our business purposes for the foreseeable future. At December 31, 2005, the net book value of our tangible fixed assets amounted to €3,499 million, of which €43 million related to capitalized leased assets.

The table below provides a regional summary of our facilities at December 31, 2005.

Facilities	Europe	Latin America	Total SKG
Reclamation	18	26	44
Mills	36	11	47
Corrugated containers	199	28	227
Folding cartons	2	3	5
Paper sacks	13	5	18
Other conversion	26	1	27
Other	29	1	30
Total facilities	323	75	398

Our facilities at December 31, 2005 include a total of 112 acquired as a result of the merger with Kappa. This total comprises 13 paperboard mills, 70 corrugated container plants, 16 other conversion facilities, primarily solid board packaging plants, eight other facilities and five reclamation facilities.

The table above includes six facilities in Europe, the disposal of which is required under the terms of the European Union approval of the merger of the operations of JSG and Kappa.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.                        Operating and Financial Review and Prospects

The following discussion and analysis is based on our consolidated financial statements, which are prepared in accordance with Irish GAAP. Our accounting policies are discussed in the notes to the consolidated financial statements. Irish GAAP differs in certain significant respects from U.S. GAAP. A description of the principal differences as they apply to SKG and reconciliations of net income for 2005, 2004 and 2003 and shareholders’ equity at December 31, 2005 and 2004 are set forth in note 35 to the audited consolidated financial statements.

While the merger of the former JSG and Kappa operations to form SKG has had a major impact on our financial structure, this is seen more in the balance sheet than in the results for year since it was completed only on December 1, 2005. In addition, the effect of including the former Kappa operations for one month was offset by the absence of the principal Munksjö specialty operations for the year. There is no longer any contribution from our interest in SSCC, and we no longer show the United States and Canada as a reportable segment following the transfer of our 50% ownership interest in Smurfit MBI of Canada as part of the SSCC Asset Swap.

Certain information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and Item 3 “Key Information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements.

General

SKG is the largest European-based integrated manufacturer of containerboard, corrugated containers and other paper-based packaging products. SKG is a world leader in corrugated containers, combining JSG’s previous strong positions particularly in Western and Southern Europe with those of Kappa who was particularly strong in Northern and Eastern Europe. SKG is the leading European producer of containerboard and also has market leading positions in both containerboard and corrugated in Latin America. SKG’s operations span over 30 countries, with total capacity of approximately 6 million metric tons of both containerboard and corrugated. SKG is also a leading producer of solid board, paper sacks and bag-in-box.

Our operations are organized and managed on the basis of two regions: Europe and Latin America. Prior to the sale of our Canadian subsidiary, Smurfit MBI, as part of the SSCC Asset Swap in 2003, we also had operations in the United States and Canada.

•       Europe.   Our European operations are spread across the major economies of Western Europe. Within Europe, our operations are divided into two segments: packaging and specialties. As restructured following the Smurfit-Kappa merger, our packaging segment consists principally of our containerboard and corrugated container operations. Our specialties segment consists primarily of our graphic and solid board businesses along with our paper sack (comprising the Nervion mill and the sack conversion plants) and bag-in-box operations. Through the creation of SKG we have extended the geographic spread of our packaging operations and significantly increased our presence in the European solid board market. Prior to the merger, we had earlier expanded our European presence through the SSCC Asset Swap in 2003, selling our 50% shareholding in Smurfit MBI as part of this transaction.

•       In late 2004, we agreed to sell Munksjö’s specialty paper and pulp operations with effect from January 1, 2005 and completed this sale in March 2005. While we retained the packaging operations, we also agreed to sell Munksjö’s tissue operations, the sale of which was completed in May 2005. Until the end of 2004, the décor base paper and other specialty papers produced by Munksjö formed part of our specialties segment while the tissue operations formed part of this segment until their disposal.

•       In June 2005, we completed the sale of assets comprising The K Club and the site of the former Clonskeagh, Dublin paper mill. The Munksjö specialty operations and The K Club are treated as discontinued for the year to December 2005.

•       Latin America.   Our Latin American operations are located principally in Mexico, Colombia, Venezuela and Argentina. Since our initial investments in the late 1980’s, Latin America has contributed significantly to our earnings and cash flow. While our largest businesses are in Mexico and Colombia, the profitability of our Venezuelan operations was positively enhanced during 2004 by the fact that the economy and currency remain relatively protected. The impact of a more open economy in 2005 is reflected in a reduced level of profitability.

•       United States and Canada.   Historically, our principal investment in the United States and Canada was our 29.3% interest in SSCC. As a result of the spin-off as part of the September 2002 acquisition of JSG, we no longer hold any interest in SSCC. Subsequent disposals, including the SSCC Asset Swap and culminating in that of Munksjö’s specialty operations (where Munksjö had a décor base paper mill in the United States), has left SKG with only a token presence in North America through a small bag-in-box operation. This operation reports as part of the European specialties segment along with the remainder of the bag-in-box operations.

The table below sets forth the actual net sales generated by our subsidiary operations in each region in the last three years:

	Years Ended December 31,
Region:	2003	2004	2005
	€000	€000	€000
Europe:
Packaging	2,972,383	3,093,484	3,117,403
Specialties	988,275	1,009,038	530,629
Total Europe	3,960,658	4,102,522	3,648,032
Latin America	681,302	702,560	789,297
United States and Canada	104,355	—	—
Total	€4,746,315	€4,805,082	€4,437,329

Our European and Latin American operations accounted for approximately 82% and 18% respectively of our net sales for the year ended December 31, 2005.

We conduct our business primarily through wholly owned subsidiaries. Within SKG’s operations, however, there are several subsidiaries in which SKG’s ownership is less than 100% and in respect of which minority interests exist. For example, we own approximately 70% and 88% of the outstanding equity interests of our Colombian and Venezuelan subsidiaries, respectively.

In addition to the activities of our subsidiaries, we conduct our operations through a number of associated companies in which we hold minority interests. We account for these associated companies under the equity method of accounting. Accordingly, we include in our operating results our proportionate share (based on our ownership percentage) of the net earnings or losses of such associates. Before the spin-off in September 2002, our principal associated company was SSCC.

Overview

We generate sales principally through the production of paperboard and the conversion of paperboard into paper-based packaging products. Our paper mills sell containerboard and other grades of paperboard primarily to SKG-owned converting operations. We also sell containerboard and other grades of paperboard to third parties.

Key factors that impact our operating results are:

•       changes in demand;

•       changes in industry capacity;

•       recovery of paperboard price increases from our packaging customers;

•       the cost of recycled wastepaper; and

•       certain currency exchange rate movements.

Demand for our products is generally driven by the level of economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. Because the markets for containerboard and packaging products in developed economies are generally mature, historically there has been a close correlation between general economic growth and demand for packaging products such as corrugated containers and, therefore, for their component materials such as containerboard. In contrast, less-developed economies, including those in Latin America and Eastern Europe, generally have a lower rate of per capita consumption of packaging materials and containerboard. Thus, we believe they offer greater opportunity for growth.

Demand for containerboard and packaging products is affected to a lesser degree by changes in their market prices. Significant increases in the price of containerboard and corrugated containers have, on some occasions, resulted in decreased demand as customers elect to purchase substitute products, such as returnable plastic containers, wooden crates or shrink-wrap.

Historically, prices for containerboard and packaging products have tended to be cyclical. This cyclicality has resulted from significant imbalances in supply and demand for paper. On the one hand, paper production capacity cannot be readily adapted to reflect changing market conditions due to the capital intensity of paper production facilities and the long lead time between the planning and completion of a new paper mill. On the other hand, significant containerboard and corrugated container price cuts and inventory growth have resulted when capacity has exceeded demand. Many leading paper manufacturers have continued to react to reduced demand by taking downtime and by rationalizing high cost or inefficient capacity. This has resulted in a reduced level of capacity expansion with production decisions increasingly being based more on current rather than projected demand.

The profitability of our mills can be affected by the different characteristics of the markets for testliner and kraftliner. Because the primary raw material for the production of testliner is wastepaper, and wastepaper prices tend to fluctuate, our testliner mills can experience temporary increases and decreases in profits but earn a relatively stable margin over time. In contrast, the primary raw material for the production of kraftliner is wood, the cost of which is relatively more stable. As a result, our kraftliner mills can earn relatively strong margins during periods of high prices, but relatively lower margins when prices decline. Moreover, a majority of our kraftliner sales are made to third parties (in contrast to our testliner sales). Consequently, changes in the profitability of kraftliner have a more immediate impact on our operating results than testliner, which we primarily sell to our converting plants.

Our overall profitability is also affected not only by supply and demand for raw materials and our finished products, but also by the length of time it takes us to translate price increases in raw materials to prices we charge for third-party sales of containerboard and paper-based packaging products. To the extent our containerboard is sold internally, our profitability will only be affected by the ability to recover any price increases from third-party sales of paper-based packaging products. Price increases at the corrugated level tend to lag containerboard price movements, sometimes by months. As a result, during periods of rising containerboard prices, our profitability is generally adversely affected. Conversely, during periods of declining containerboard prices, our profitability is generally positively affected.

The principal determinant of the cost of our paperboard products is wastepaper, which is used extensively in the manufacture of our paperboard products. An important driver of recycled wastepaper prices is the balance of supply and demand for paper products in general. When the price of recycled wastepaper begins to rise, paper and containerboard manufacturers attempt to raise their prices to preserve profit margins, which generally narrow as a result of increased raw material costs. It generally takes approximately two months for the mills to pass along their price increases to the paper-based packaging products manufacturers. In turn, the manufacturers of paper-based packaging products generally attempt to raise prices to recover containerboard cost increases. It generally takes approximately four months for these manufacturers to pass through their price increases. In a down cycle, as recycled wastepaper and containerboard prices fall, manufacturers of paper and paper-based packaging products attempt to maintain prices. From our experience, our mills are able to maintain prices for between two and three months while our paper-based packaging operations are able to maintain prices for between four and six months. As a result, the effect of price fluctuations on our mills and converting operations will vary depending on the relevant point in the industry cycle.

Given the wide geographic spread of our operations, we are exposed to currency rate fluctuations. Since the introduction of the euro on January 1, 1999, our exposure to fluctuations in exchange rates within the European Union has been reduced. However, the United Kingdom, Sweden, Norway, Denmark and Poland have not adopted the euro as their national currency. While the merger has increased our presence in these countries, it has also extended it into other countries outside the euro zone such as the Czech Republic, Slovakia, Switzerland and Russia. Although the results of our operations in Latin America are reported in U.S. dollars, they are denominated in local currency meaning that fluctuations in the value of those currencies against the U.S. dollar and, in turn, in the value of the dollar may have a significant effect on our operations and on our reported results in euro. A weaker U.S. dollar decreases and, conversely, a stronger U.S. dollar increases, the euro figures we report in our financial statements with respect to our Latin American operations. As a result, comparability of performance between financial periods can be significantly affected by fluctuations in the value of the U.S. dollar against the euro.

In addition, the relative strength or weakness of the U.S. dollar is important for the European industry because U.S. containerboard prices tend to influence the world market. Movements in the U.S. dollar exchange rate may also have an effect on trading since a strong U.S. dollar tends to make U.S. exports less competitive. Conversely, a weak U.S. dollar over a sustained period has, to some degree, resulted in lower sales into the United States by European manufacturers who ship products in corrugated containers resulting in lower European demand for our containers. A weak U.S. dollar has, to some degree, also resulted in additional competition in the European market from U.S. manufacturers that have an incentive to sell more products in Europe due to increased European demand for the relatively lower priced U.S. goods over higher priced European goods. Therefore, the sustained strength of the euro relative to the U.S. dollar could adversely affect our operating results and financial condition.

Comparability of Periods

While the merger of the former JSG and Kappa operations to form SKG has had a major impact on our financial structure, this is seen primarily in our balance sheet. The impact on the results for the year ended December 31, 2005 is relatively modest given that the merger was completed only on December 1, 2005 and that the effect on sales and profits was offset by the disposal of Munksjö specialty operations in March and May 2005 and of The K Club in June 2005. While the merger resulted in a significant increase in net borrowing, the impact on our interest charge was modest in the context of the year as a whole given the timing of the transaction. Nevertheless, our financial statements and our balance sheet in particular vary in important respects from the historical consolidated financial statements of the former JSG.

In addition, the financial statements for the former JSG after the SSCC Asset Swap in March 2003 vary in important respects from the historical consolidated financial statements.

The merger of the former JSG and Kappa operations was accounted for as an acquisition of the former Kappa operations by JSG.

Period to period comparisons are significantly affected by these changes to the structure of the Group as well as by fluctuations in foreign currency exchange rates.

Results of Operations

The following table sets forth each category of our consolidated statement of operations data, expressed as a percentage of net sales for the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31,
Consolidated Statement of Operations Data	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.6%	72.3%	72.1%
Impairment of fixed assets	1.0%	—	—
Gross profit	26.4%	27.7%	27.9%
Net operating expenses	22.0%	21.0%	20.7%
Reorganization and restructuring costs	0.6%	0.8%	0.7%
Operating income subsidiaries	3.8%	5.9%	6.5%
Share of associates’ operating income	0.1%	0.2%	0.3%
Total operating income	3.9%	6.1%	6.8%
Profit on sales of operations subsidiaries	1.2%	0.5%	0.1%
Net interest	5.5%	6.1%	6.3%
Loss from early extinguishment of debt	2.4%	—	—
Other financial expense	0.3%	0.3%	0.3%
Income before taxes and equity minority interests	3.1%	0.2%	0.3%
Taxes on income	0.5%	0.6%	1.3%
(Loss) before equity minority interests	(3.6)%	(0.4)%	(1.0)%
Equity minority interests	0.4%	0.3%	0.4%
Net (loss) available to ordinary shareholders	(4.0)%	(0.7)%	(1.4)%

Comparison of Year Ended December 31, 2005 and Year Ended December 31, 2004

Net sales.   Net sales from continuing operations at €4,213 million for the year ended December 31, 2005 were 1.5% lower than in 2004, primarily as a result of weak market conditions in Europe. Allowing for the impact of net disposals and closures as offset by a positive currency move, the underlying movement was an overall decrease of €70 million. The positive currency move in the year arose in Latin America mainly as a result of the strong appreciation of the Colombian Peso in 2005 as offset by the reduced value of the Venezuelan Bolivar following its devaluation in March 2005. Within Europe, currency movements had a marginal impact in overall terms. While the euro was stronger against Sterling and the Swedish Krona, the impact was largely offset by the positive effect of a relative strengthening in the Norwegian and Polish currencies against the euro in 2005.

Including the sales of €200 million generated by Kappa’s operations and the sales of €25 million generated in 2005 by Munksjö’s tissue business and The K Club prior to their disposal, net sales in total amounted to €4,437 million in the year ended December 31, 2005. Including the sales of €527 million generated by Munksjö’s specialty operations and The K Club, net sales in total amounted to €4,805 million in the year ended December 31, 2004.

With the impact of the disposal of Munksjö’s specialty operations and The K Club outweighing that of the inclusion of the sales generated by Kappa’s operations, net sales from our European operations decreased from €4,103 million in the year ended December 31, 2004 to €3,648 million in the year ended December 31, 2005.

Net sales from our European Packaging operations were €3,117 million in the year ended December 31, 2005 compared to €3,093 million in the year ended December 31, 2004. The increase reflects the inclusion of the sales of Kappa’s packaging operations, without which the year-on-year move would be a decrease of €141 million. With overall containerboard and corrugated volumes within the continuing operations of the former JSG flat year-on-year, the decrease in net sales reflects the impact of lower average selling prices in 2005 for our principal products.

Kraftliner volumes in the former JSG were 2% lower in the year ended December 31, 2005 than in 2004. This decline in volumes, coupled with lower prices and rising input costs, negatively impacted the financial performance of the kraftliner operations. Recycled containerboard volumes (excluding mills closed or sold) in the former JSG were unchanged in 2005 on 2004 levels, although paper prices declined year-on-year. Paper price increases, of €50 per metric ton on kraftliner and recycled, were partially implemented in the fourth quarter of 2005 in an attempt to commence the recovery of rising input costs; specifically energy prices. Nevertheless, given that price increases were implemented in the latter part of 2004 also, average containerboard prices were lower year-on-year in 2005. Corrugated volumes in the former JSG in 2005 were unchanged on 2004 levels but selling prices declined on 2004 levels reflecting the weakness in paper prices throughout the year.

In Specialties, the decrease in net sales arose primarily as a result of the absence in 2005 of Munksjö’s specialty operations (except for the relatively small tissue business in the early part of the year) although the Kappa operations added approximately €35 million in sales. Allowing for these moves, comparable sales at approximately €470 million were approximately 2% lower than in the year ended December 31, 2004.

Latin American sales as reported in euro terms increased by 12% to €789 million in the year ended December 31, 2005 from €703 million in the year ended December 31, 2004. While part of the increase came from the presence in 2005 of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, it mainly reflects the underlying strong performance of the operations. Given the general appreciation of the local currencies against the euro in 2005, there is also a positive currency element in the year-on-year move. On a comparable basis, the real growth in sales revenues in the region was approximately 7% and reflects primarily overall higher sales volumes in 2005 although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With sales revenue lower in the year ended December 31, 2005, cost of sales decreased also while representing 72.6% of net sales compared to 72.3% in 2004. The slightly higher percentage in 2005 results mainly from lower average selling prices and from the impact of higher costs such as energy. Gross profit in the year ended December 31, 2005 was €1,169.4 million, after an asset impairment charge of €45.2 million, compared to €1,331.8 million in the year ended December 31, 2004. The charge was in respect of the write down in asset values of those plants which we expect to close during 2006.

Net operating expenses, which consist of selling and administration expenses as well as distribution costs, decreased by 3.3% to €977.3 million in the year ended December 31, 2005 from €1,010.6 million in 2004. The decrease of €33.3 million resulted mainly from net disposals with the impact of the inclusion of the former Kappa operations for one month being more than offset by that of the Munksjö disposal. Allowing for the impact of currency and net disposals, the underlying year-on-year move was a modest decrease of €2 million, with lower administration costs being partly offset by higher distribution costs.

Although lower in absolute terms in the year ended December 31, 2005, net operating expenses represented 22.0% of net sales compared to 21.0% in 2004 with the increase driven primarily by the change in our overall sales mix following the disposal of Munksjö specialties.

Profit before goodwill amortization, interest, exceptional items and taxation amounted to €260.6 million in the year ended December 31, 2005 compared to €356.0 million in 2004. The shortfall on 2004 arose primarily within Europe and reflected the generally weak market conditions faced by our Packaging operations. Although weak demand conditions affected certain of our businesses within Specialties, the absence of Munksjö’s specialty operations was the underlying reason for the large decrease in the profitability of this segment.

While our Latin American operations generally performed well in the year ended December 31, 2005, the overall profitability of the region was adversely affected by a decline in Venezuela and, to a lesser extent, by the effect of the relative strength of the euro in 2005. Following a strong result in the year ended December 31, 2004, lower profits were expected in Venezuela in 2005 reflecting changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005. This decline was more than offset, however, by higher profits in Colombia and, despite a slowdown in the latter part of the year, in Mexico.

Exceptional items in the year ended December 31, 2005 comprised disposal gains of €52.6 million net of reorganization and restructuring costs of €25.1 million and impairment of property, plant and equipment of  €45.2 million. The principal disposal in the year ended December 31, 2005 was that of Munksjö’s specialty operations, which were sold in two separate transactions with a combined gain of approximately €30 million. Other gains arose in relation to the sale of The K Club (including the Clonskeagh mill site) and the Voghera mill. The reorganization and restructuring costs arose in Europe with the largest charges relating to the closure of our Irish mill and to two of our French corrugated plants.

In the year ended December 31, 2004, exceptional items amounted to €17.2 million and comprised reorganization and restructuring costs of €39.4 million net of disposal gains of €22.2 million. The reorganization and restructuring costs arose mainly in the fourth quarter with the largest charges relating to the Cordoba mill in Spain and to Tamworth corrugated and Witham cartons in the United Kingdom. In addition to the Botanic Road property, the disposal gains related to the sale of surplus property in Italy and Spain and to the disposal of an investment in a French associate.

INTEREST EXPENSE AND TAXES

Group net interest for the year ended December 31, 2005 was €244.6 million (before the €104.7 million loss from early extinguishment of debt) compared to €285.3 million (before the €5.7 million loss from early extinguishment of debt) in 2004. The year-on-year decrease arose primarily as a result of lower net borrowing in 2005 partly offset by an increase as a result of the merger affecting only the month of December. Neither currency nor interest rates had any real impact on the move other than through the redemption earlier in the year of the relatively high cost original PIK debt.

With the pay down of the original PIK debt in February 2005, our PIK interest charge was €33.0 million lower year-on-year while our cash interest was marginally higher due to the switch between non-cash and cash interest as a result of redeeming the PIK and movements in our level of net borrowing. Prior to the completion of the merger in December, our net borrowing level had fallen during 2005 as a result of our asset sales, principally Munksjö specialties and The K Club, but this trend was reversed with the significant increase in December as a result of the merger. With significant accelerated write-offs of debt issue costs (included within the loss from the early extinguishment of debt), the amortization charge was lower in 2005.

The loss of €104.7 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. We incurred costs of €76.4 million in the first quarter of 2005 as a result of the February refinancing and the subsequent repayment of debt with the Munksjö and The K Club proceeds. The early pay down of the original PIK debt, following the refinancing, resulted in the write-off of €13.5 million in deferred debt issue and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption. In addition, we wrote off debt issue costs of €9.9 million in respect of the debt repaid with the Munksjö proceeds. We wrote off a further €4.0 million in the second quarter in respect of the debt repaid with The K Club proceeds and €24.2 million in the fourth quarter as a result of the early pay down of the former JSG senior credit facility as part of the financing of the merger.

After other financial expense of €13.3 million, the result before taxation for the year ended December 31, 2005 was a loss of €137.0 million (€14.6 million before exceptional items, the asset impairment charge and the loss from early extinguishment of debt) compared to a profit of €8.6 million (€25.8 million before exceptionals) in 2004. The other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits”.

The tax charge amounted to €21.6 million in the year ended December 31, 2005 compared to €27.0 million in 2004. As in 2004 when we had the benefit of the Dutch tax refund following the Bosal judgment, we benefited from tax credits in certain countries in the year ended December 31, 2005. Our overall effective tax rate is adversely affected by the presence of items not allowable for tax (such as the goodwill amortization). Where profits are low, these add-backs have a significant impact on our overall effective tax rate resulting in a significant charge despite a reported loss before taxation.

Equity minority interests amounted to €18.8 million in the year ended December 31, 2005 compared to €16.1 million in 2004 and arose mainly in Latin America. After minorities, the net loss for the year ended December 31, 2005 was €177.3 million compared to €34.5 million in the year ended December 31, 2004.

Comparison of Year Ended December 31, 2004 and Year Ended December 31, 2003

Net Sales.   Net sales from continuing operations for the year ended December 31, 2004 were €4,278 million compared to €4,146 million in 2003. Including the discontinued sales of Munksjö’s specialty paper and tissue businesses and of The K Club and, in 2003, the sales of Smurfit MBI, total net sales for the year ended December 31, 2004 were €4,805 million compared to €4,746 million in 2003, an increase of €59 million. Allowing for the impact of net acquisitions and currency, however, the increase was €82 million or 1.7%. While net acquisitions, primarily the SSCC Asset Swap and Papelera Navarra, increased sales by €47 million, this increase was partially offset by currency movements of €70 million as a result of the relatively stronger euro in 2004. In 2004, the euro appreciated by 11% from an average of approximately U.S. $1.12 in 2003 to U.S. $1.24 in 2004.

Excluding the impact of net acquisitions, overall volumes in our European operations were higher in 2004 than in 2003. Kraftliner volumes were 6% higher in 2004 than in 2003 while recycled containerboard volumes were 3% higher. In overall terms, corrugated volumes were 1% higher than in 2003 although market conditions varied from country to country.

In terms of net sales, however, the benefit of higher volumes in Europe was partially offset by the impact of weaker selling prices for corrugated containers and kraftliner. Recycled containerboard prices were broadly unchanged year-on-year. Overall, our Latin America operations benefited from a combination of higher volumes and, to a lesser extent, higher average prices for containerboard and corrugated containers.

Net sales from our European operations increased to €4,103 million in 2004 from €3,961 million in 2003, representing an increase of approximately 4%. This increase arose principally as a result of the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra for the full twelve months compared to only nine months and seven months respectively in 2003. In total, acquisitions added approximately €184 million to net sales with an offset of €34 million from the absence in 2004 of operations such as the Lestrem mill and the Noveant sack plant.

Excluding both the former European operations of SSCC and Papelera Navarra, net sales from our remaining packaging operations would have been lower in 2004 than in 2003 with the negative impact of lower average prices more than offsetting the benefit of higher containerboard and corrugated container volumes. While recycled containerboard prices were marginally higher in 2004, reflecting the recovery in the fourth quarter, average prices for kraftliner were 5% lower than in 2003, a decrease of approximately €20 per metric ton. Although the corrugated operations benefited from the weakness of containerboard pricing and from slightly higher volumes, box prices across Europe were lower than in 2003. Despite the absence of the Lestrem mill in 2004 and the presence of the Noveant sack plant for only part of the year, net sales from Specialties operations were higher in 2004 reflecting mainly an improved performance in Munksjö’s décor base paper and pulp operations and in bag-in-box operations.

Net sales from our Latin American operations increased to €703 million in 2004 from €681 million in 2003, representing an increase of approximately 3%. Reflecting the continued strength of our markets in 2004, sales growth was achieved across the region through a combination of higher volumes and average prices. Overall containerboard and corrugated volumes were approximately 9% higher in 2004 compared to 2003 while average prices for containerboard and corrugated volumes increased by 1% and 5% respectively year-on-year. Although the underlying increase was approximately 14% in terms of U.S. dollars, this increase was reduced when translated into euro given the substantially weaker U.S. currency in 2004.

INCOME BEFORE INTEREST EXPENSE AND TAXES

Gross profit from subsidiaries for 2004 was €1,331.8 million, an increase of €5.3 million or 0.4% from 2003. Although both net sales and costs of sales were higher than in 2003, the increase in cost of sales was slightly higher. Accordingly, cost of sales as a percentage of net sales in 2004 was 72.3% compared to 72.1% in 2003. The higher percentage in 2004 resulted mainly from lower average selling prices with the impact of higher energy costs in 2004 offset by the benefit of lower waste fiber costs in Europe.

Net operating expenses, which consist of selling and administration costs as well as distribution costs, increased by 2.9% to €1,010.6 million in 2004 from €982.3 million in 2003. The increase of €28.2 resulted primarily from net acquisitions and the €18.2 million gain on the sale of property at The K Club in 2003. Allowing for the impact of currency, net acquisitions and this one-off gain in 2003, net operating expenses were broadly unchanged year-on-year. Net operating expenses represented 21.0% of third party sales compared to 21.1% (adjusting for The K Club property disposal gain) in 2003.

Operating income from subsidiaries after reorganization and restructuring costs amounted to €281.8 million in 2004 compared to €309.1 million in 2003. Continuing operations contributed €226.0 million in 2004, with the decrease on 2003 reflecting primarily the impact of lower average prices, while discontinued operations contributed €55.8 million.

Profit before goodwill amortization, interest, exceptional items and taxation amounted to €356.0 million in 2004 compared to €385.6 million in 2003. This decrease of €29.6 million, or approximately 8%, reflected a combination of difficult trading conditions in Europe in 2004 and the benefit in 2003 of the one-off disposal gain on the sale of property at The K Club.

Profit from our European operations was €260.3 million, a decrease of €50.7 million (€32.5 million excluding the disposal gain) from 2003, despite the presence of both the former operations of SSCC and Papelera Navarra for a full year in 2004. Within Europe, the results varied with an improved performance in our specialties operations partly offsetting the shortfall in our packaging operations. Although both containerboard and corrugated container volumes were higher in 2004, partly as a result of net acquisitions, profitability was adversely affected by generally lower average prices.

Profit from our Latin American operations was €121.0 million, 39% higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004.

The absence of earnings in both the United States and Canada and Asia in 2004 reflected the sale during 2003 of our Canadian subsidiary, Smurfit MBI, as part of the SSCC Asset Swap and of our investments in Leefung Asco and Smurfit Toyo. Unallocated centre costs were €25.3 million in 2004 compared to €22.5 million in 2003, the increase reflecting higher charges for professional services in areas such as Sarbanes-Oxley compliance and our accounts receivable securitization program.

Exceptional items in 2004 amounted to €17.2 million and comprised reorganization and restructuring costs of €39.4 million net of disposal gains of €22.2 million. The reorganization and restructuring costs arose mainly in the fourth quarter of 2004 with the largest charges relating to the Cordoba mill in Spain and to the Tamworth corrugated container facility and the Witham folding cartons facility in the United Kingdom. The disposal gains related to the sale of surplus property in Europe. In 2003, exceptional items of €29.4 million comprised reorganization and restructuring costs of €35.0 million, over €14 million of which related to the Lestrem mill, net of disposal gains of approximately €5.6 million.

INTEREST EXPENSE AND TAXES

Group net interest of €285.3 million (before the €5.7 million loss from early extinguishment of debt) in 2004 was lower than in 2003, reflecting mainly a lower level of net borrowing and the positive effect of the stronger euro. In addition, we benefited from generally lower interest rates in respect of our non-fixed rate debt. The loss of €5.7 million arose following the accounts receivable securitization. Our share of associates’ net interest was modest in 2004 as a result of the reducing scale of our associates.

After other financial expense of €15.7 million, which represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—“Retirement Benefits,” the result before taxation for the year to December 31, 2004 was a profit of €8.6 million (€25.8 million pre-exceptional) compared to a profit of €11.8 million (€41.2 million pre-exceptional) in 2003.

The accounting tax charge was €27.0 million in 2004 compared to €62.4 million in 2003 with the decrease reflecting mainly the benefit of the €20 million credit booked in respect of tax refunded in the Netherlands under the Bosal judgement. Our overall effective accounting tax rate is adversely affected by the presence of items not allowable for tax (such as the goodwill amortization). Against a backdrop of low profitability, these add-backs have a significant impact on our overall effective tax rate resulting in a significant charge despite a relatively modest reported overall profit.

Liquidity And Capital Resources

Historical Cash Flow

Summary cash flows for the years ended 2005, 2004 and 2003 are set out in the following table:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	€ Million	€ Million	€ Million
(Loss)/profit before tax—subsidiaries	(148)	(3)	2
Exceptional items	(44)	1	11
Impairment of fixed assets	48	—	—
Depreciation and depletion	240	263	253
Goodwill amortization	32	38	45
Non cash interest expense	70	68	59
Refinancing costs	53	—	—
Working capital change	48	42	63
Capital expenditure	(192)	(206)	(207)
Change in capital creditors	(5)	7	—
Sale of fixed assets	18	34	12
Tax paid	(43)	(37)	(59)
Dividends from associates	3	3	1
Other	(14)	(23)	(2)
Free cash flow	66	187	178
Investments	(207)	(6)	(181)
Sale of businesses and investments	326	3	36
Dividends	(6)	(6)	(7)
Debt issue costs	(98)	(6)	(8)
Acquisition costs and fees	(4)	(3)	(21)
Transfer of cash from /(to) affiliates	10	13	(28)
Refinancing costs	(53)	—	—
Net cash inflow / (outflow)	34	182	(31)
Net (debt) / cash acquired/disposed	(1,809)	—	56
Munksjö inter-company debt repaid	157	—	—
K Club inter-company debt repaid	92	—	—
SSCC inter-company debt repaid	—	—	(97)
Non-cash interest accrued	(12)	(45)	(41)
Currency translation adjustments	(73)	40	152
(Increase) / decrease in net borrowing	€(1,611)	€177	€39

Comparison of the Year Ended December 31, 2005 and Year Ended December 31, 2004

Free cash flow for year ended December 31, 2005 was €66 million compared to €187 million in 2004. Although our loss before taxation was higher in 2005, much of the increase arose from charges, such as the refinancing costs and the impairment of fixed assets, which are added back in arriving at free cash flow. The reduction in free cash flow in 2005 versus 2004 arises mainly due to lower pre-tax profits, lower proceeds from the sale of fixed assets and higher tax payments. On the other hand, outflows such as capital expenditure and other outflows were lower in 2005.

The outflow of €44 million for exceptional items represents the reclassification of the disposal gains of €53 million net of the inflow of approximately €9 million in non-cash reorganization and restructuring costs. While the larger gains relate to the sale of businesses and investments and are transferred to the investment and financing section of the cash flow, the gains made on property disposals are reclassified to sales of fixed assets. Proceeds from the sale of fixed assets in turn related mainly to the properties sold in both Norway and Mexico. The reclassification of exceptional items in 2004 related mainly to the profit on the sale of the Botanic Road site, which is reported within sales of fixed assets, offset by the reclassification of non-cash reorganisation and restructuring costs.

Our interest charge in 2005 included the refinancing costs of €53 million, which are reclassified within the cash flow to financing and investment activity. The non cash interest expense in 2005 at €70 million was broadly unchanged from 2004 though the composition was somewhat different. 2005 includes €46 million in respect of the accelerated write-off of debt issue costs, €8 million in respect of the PIK, together with the normal write-off of debt issue costs. In 2004, the add-back of €68 million comprised mainly the normal write-off of debt issue costs and the PIK interest charge.

At €192 million, our capital expenditure was lower than in 2004, with a reduced level of expenditure in JSG’s continuing operations being partly offset by an uplift reflecting the presence of Kappa operations in 2005, and the absence of Munksjö specialties. For 2005, capital expenditure at €192 million represented 80% of depreciation, compared to 79% in 2004.

Our depreciation and goodwill amortization charges in 2005 reflect an adjustment to the balances determined by the fair value exercise following the privatization of the Group in 2002. As a result, the goodwill amortization charge in 2005 was significantly reduced while the depreciation charge was increased, thereby masking, in part, the impact of the absence of Munksjö’s specialty operations in 2005.

Working capital decreased by approximately €48 million in 2005 with lower debtors and, to a lesser extent, stocks offset by lower creditors. In 2004, despite an increase in debtors, working capital decreased by €42 million due to an increase in creditors and, to a lesser extent, a decrease in stocks. As a percentage of annualized net sales (adjusting for the impact of including Kappa’s sales for December only), working capital of €502 million at December 2005 represented 7.4% compared to 7.6% at December 2004.

Cash tax payments in 2005 were €43 million compared to €37 million in 2004 when we had the benefit of the Dutch tax refund of approximately €20 million as a result of the Bosal judgment. Allowing for this refund, our tax payments in 2005 are considerably lower than in 2004. The year-on-year reduction reflects in part the absence of Munksjö’s specialty operations, which generated relatively high tax charges and payments, and the benefit of various initiatives taken in 2004 to reduce our liabilities in countries such as Italy and Germany. In addition, we received a tax credit in Mexico as a result of a successful court case.

Financing and investment activity in 2005 of €32 million reflects payments to former Kappa shareholders which more than offset the proceeds arising from the sale of assets, primarily the Munksjö operations and The K Club.

The total proceeds received from the sale of the Munksjö operations was €455 million, €298 million of which is shown within sale of businesses and investments and €157 million within the movement on net borrowing as the repayment of inter-company debt. In addition to Munksjö, sale of businesses and investments at €326 million included €23 million in respect of The K Club and €5 million in respect of the cash element of the Voghera proceeds. The total proceeds of €115 million received in respect of The K Club and the Clonskeagh mill site is also split between the sale of businesses and investments and the repayment of inter-company loans.

Of the total of €238 million payable in respect of the merger, primarily to Kappa’s former shareholders, approximately €204 million was paid in December. The merger financing resulted in debt issuance costs of €88 million and transaction fees and expenses of €4 million. We incurred an additional €10 million in debt issuance costs, mainly in the first quarter in respect of the new senior notes. The €53 million of refinancing costs comprise the €51 million premium paid for the early redemption of the PIK together with waiver fees of approximately €2 million.

Financing and investment outflows were modest in 2004 with dividend payments, investments and transaction costs being offset by disposal proceeds and the receipt of almost €13 million in surplus funds from the SPV.

The net cash inflow of €34 million, in 2005, was increased by inter-company debt repaid of €157 million and €92 million in respect of Munksjö and The K Club respectively. This was offset by the net borrowing acquired following the merger and by the add-back of non-cash interest and currency. Net borrowing acquired of €1,809 million includes the Kappa borrowings taken on, plus cash of €4 million in the operations sold during 2005. The overall result in 2005 was an increase in net borrowing of €1,611 million. In 2004, net borrowing decreased by €177 million with the net cash inflow for the year of €182 million being offset by the add-back of non-cash interest and enhanced by a positive currency adjustment

The movement in the relative strengths of the euro and the dollar was different in 2005 than in recent years. In contrast to both 2003 and 2004 when the euro rallied late in the year, the euro suffered a downward trend during 2005 from its relatively strong position at the end of 2004. Primarily as a result of the relative weakness of the euro, the currency adjustment in 2005 was negative at €73 million. Conversely, 2004’s positive adjustment of €40 million reflected a relative strengthening of the euro compared to December 2003.

Comparison of the Year Ended December 31, 2004 and Year Ended December 31, 2003

Free cash flow for the year ended December 31, 2004 was €187 million compared to €178 million in 2003 mainly reflects lower tax payments year-on-year offset by a reduced working capital inflow.

Depreciation was higher in 2004, reflecting the acquisition of the former Smurfit-Stone European packaging operations during 2003 and the adjustments to fixed assets effected at the end of 2003 arising from the completion of the fair value exercise. Capital expenditure at €206 million for 2004 represented 79% of depreciation compared to 82% in 2003. Goodwill amortization in 2004 amounted to €38 million, down from €45 million in 2003. This reflects the changing structure of the Group and fair value adjustments mentioned above.

The non cash interest represents the roll up of the 15.5% pay in kind bonds issued in connection with the MDP acquisition in 2002. These notes were subsequently redeemed in 2005.

We continued to focus on managing our working capital levels in 2004. Although the level of receivables increased, working capital decreased by €42 million in 2004. Working capital of €360 million at December 2004 represented 7.6% of annualised fourth quarter sales compared to 9.1% at December 2003. During 2003 our working capital decreased by €63 million on 2002 levels. Factors contributing to the 2003 inflow included a general focus on cash collection, which resulted in a significant reduction in the level of receivables at the year-end.

We continued to focus on generating cash flow from sales of surplus assets during 2004. Sales of fixed assts in 2004 generated an inflow of €34 million including €29 million from the sale of unused property.

Cash tax payments in 2004, at €37 million, were lower than the €59 million paid in 2003, reflecting a Dutch tax refund and tax repayments in certain other European countries. These credits were partly offset by higher payments in Latin America as a result of the growth in regional profits. Under the Bosal judgement, JSG received approximately €20 million from the Dutch authorities in 2004. Cash generation was partly offset in ‘Other’ by accelerated profit sharing payments to employees of €13 million coupled with a lease bullet payment of €10 million. Changed tax laws in France reduced the length of the deferral period and resulted in accelerating payments to employees in respect of deferred compensation.

Financing and investment outflows were modest in 2004 resulting in an overall net cash inflow of approximately €182 million for the year. Dividend payments, investments and transaction costs were offset by business disposal proceeds and the transfer of surplus funds from the newcos. The €182 million net cash inflow was offset by the add-back of non-cash interest but positively impacted by a currency adjustment of €40 million. As a result, net borrowing decreased by €177 million year-on-year.

Investments in 2003 at €181 million included payments of €90 million for the equity of SSCC Europe, €55 million deferred consideration for Nettingsdorfer and over €30 million in respect of Papelera Navarra. Disposals in 2003 included our Asian associates, Leefung Asco and Smurfit Toyo, the proceeds from which were transferred to the SPV. Including dividends to minorities and transaction related payments, the overall result for 2003 was a net cash outflow of €31 million.

Reflecting the strengthening of the euro, primarily against the U.S. dollar, the value of our non-euro denominated debt decreased in 2004 giving rise to a currency adjustment of €40 million compared to €152 million in 2003. In both years, the euro appreciated strongly moving from approximately U.S. $1.05 at December 2002 to U.S. $1.26 at December 2003 and U.S. $1.36 at December 2004.

Capital Resources

Our primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Our primary uses of cash are for debt service and capital expenditures.

At December 31, 2005 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012, $750 million 9 5/8% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and US$ 200 million senior subordinated notes due 2015. In addition Smurfit Capital Funding Limited had outstanding US$ 292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the “tender offer”. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. All of the euro 15.5% subordinated notes were tendered. The .01% of the 15.5% dollar subordinated notes not tendered in February were redeemed on October 28, 2005, in accordance with the terms and conditions of the indentures governing the notes, at a redemption price of 108.0%. In January 2005, JSG Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

JSG Acquisitions and certain subsidiaries were party to a senior credit facility dated September 12, 2002 which provided for three term loans in an aggregate amount of €1.2 billion as at December 31, 2004 and a revolving credit facility with up to €425 million in availability. In March 2005, €421 million from the proceeds of the Munksjö Specialties sale were used to repay all of the outstanding term loans under Tranche A and part of the outstanding term loans under Tranches B and C of the facility. In May 2005, €20 million from the proceeds of the Munksjö tissues sale and in June, €112 million from the proceeds of The K Club sale were used to part repay Tranches B and C. The remaining outstanding indebtedness under the 2002 senior credit facility was repaid on December 1, 2005 with the proceeds of a new senior credit facility (the “new senior credit facility”) which was arranged to finance the merger of the operations of JSG and Kappa to form Smurfit Kappa Group.

JSG Acquisitions and certain subsidiaries are party to the new senior credit facility which was used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (the “Kappa Bonds”) (b) to refinance the existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the merger. When fully drawn the new senior credit facility will amount to approximately €2,862 million and comprises a €485 million amortizing A Tranche maturing in 2012, a €1,188 million B Tranche maturing in 2013 and a €1,189 million C Tranche maturing in 2014. In addition the new facility includes €875 million in committed lines including a €600 million revolving credit facility of which €9 million was drawn at as at 31 December 2005. The following table provides the range of interest rates as of December 31, 2005 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.664%
Term Loan B	EUR	5.164%
	USD	7.114%
Term Loan C	EUR	5.664%
	USD	7.614%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes. The Term Loan A must be repaid by instalments from December 2006 through December 2012. The Term Loan B must be repaid in December 2013. The Term Loan C must be repaid in December 2014. As of December 31, 2005 there was €9 million drawn under the revolving credit facility by way of drawings on ancillary facilities and documentary letters of credit. The revolving credit facility will terminate in December 2012.

The instruments governing our indebtedness, including the new senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

•       incur additional indebtedness and issue preference shares

•       pay dividends or make certain other restricted payments

•       consummate certain asset sales

•       incur liens

•       enter into certain transactions with affiliates, or

•       merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

Securitization Transactions.   In September 2004, we initiated a securitization transaction where we raised seven-year funding of €210 million, which was used to repay a portion of our term loans under our then existing senior credit facility. Receivables generated by certain of our operating companies in the United Kingdom, Germany and France are sold to special purpose subsidiaries and entities to support the funding provided by a JP Morgan conduit. The sale of the securitized receivables is not intended to, and will not, meet the requirements for off-balance sheet treatment under Irish GAAP, with the result that the sold receivables will, as an accounting matter, continue to be shown on our balance sheet and the notes to be issued to fund the purchase of the receivables will be shown as liabilities. The gross amount of receivables collateralizing the receivables securitization at December 31, 2005 was €262,046,000. At December 31, 2005 cash of €14,085,000 was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Capital Expenditures and Other Contingencies

From 1996 through 2005, the level of capital expenditures on aggregate were at or below annual depreciation levels. Management expects this trend to continue for at least the next three years. We made approximately €200 million in capital expenditures for each of the years ended December 31, 2003, 2004 and 2005. These expenditures were used primarily for cost reduction, business growth, maintenance and environmental and other regulatory compliance. We currently estimate approximately €360 million in capital expenditures in 2006.

In order to comply with increasingly stringent environmental requirements, we continue to incur capital expenditures to upgrade certain wastewater treatment facilities and to address air emissions, solid waste and noise at our mills. Our mills in Europe are subject to the European Union’s IPPC program. The IPPC program requires member countries to ensure that industries employ Best Available Techniques, or ‘‘BAT,’’ for all environmental aspects of their operation, including wastewater discharges, air emissions, noise, energy use and environmental management. Overall, we have incurred approximately €7 million in capital expenditures for environmental controls at our facilities worldwide in 2003 and approximately €8 million in both 2004 and 2005. We anticipate that our annual environmental capital expenditures will continue at about this level through 2007. See Item 4 ‘‘Information on the Company—Environmental Issues.’’

We are subject to several put arrangements and capital commitments in certain companies which are not wholly owned or in which we hold only a minority interest, namely Fustelpack S.p.A. in Italy, Industria Cartonera Dominicana in the Dominican Republic and Cajas de Carton Sultana S.A. de C.V. in Mexico. The owner of a 12% shareholding in Fustelpack S.p.A. (of which we own 69%) has the right every two years to put his shareholding to the other shareholders for a put price presently estimated to be approximately €1 million. The owner of almost 20% of Industria Cartonera Dominicana (of which we own 80%) has a put option on such shareholding, with the put price presently estimated to be approximately €1 million. In addition, we have an option expiring at the end of December 2008 to acquire the approximate 55% shareholding of Cajas de Carton Sultana S.A. de C.V. that we do not already own. The price for such option, which will be determined by an appraiser at the time it is exercised, is currently estimated at approximately €13 million.

In addition, we are a party to various lawsuits and are subject to various contingent liabilities for which we have not taken a reserve. In the event we are found liable in any or all of such lawsuits, or the contingencies relating to such liabilities actually occur, our business and financial condition could be adversely affected. For more information, see Item 3 ‘‘Key Information—Risk Factors’’ and Item 4 ‘‘Information on the Company—Legal Proceedings.’’

JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the new senior credit facility or otherwise to enable it to service its indebtedness, including the new senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the new senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

Long lived assets and goodwill

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2005 and have recognized an impairment charge of €45 million. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for doubtful accounts

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. In the fourth quarter of 2005, we conducted a detailed review of the consistency of the application of this policy. Taking this into account, our bad debt provision reduced from €53 million to €46 million in 2005. Our bad debt write-off in 2004 was €4 million.

Legal and environmental contingencies

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

Post retirement benefits

JSG Funding has adopted FRS 17—“Retirement Benefits.” FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the Summary Group Profit and Loss Accounts. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No.87, “Employer’s Accounting for Pensions”. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2006 pension expense by approximately €9 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2006 by approximately €9 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSG Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006 by approximately €13 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €13 million for the same period.

Income tax matters

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2005.

At December 31, 2005, we had net operating loss carryforwards of €1,050 million. These loss carryforwards have a tax value of €294 million. Valuation allowances of €167 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

Research and Development

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2005, 2004 and 2003, the Group’s research and development costs were approximately €4.3 million, €4.9 million and €5.0 million respectively.

Trend Information

Europe

Volumes of our core grades of product—kraftliner, recycled containerboard and corrugated containers, were down 4.6%, 2.3% and up 0.3% respectively in 2005 over 2004 (including the effect of operations closing and excluding one month of Kappa in 2005).

Volumes of corrugated containers closely follow increases in industrial production. In 2005, industrial production was up around 1.5% on aggregate through the Western European countries. This reflected relatively weak economic conditions, particularly in the manufacturing sector and was exacerbated by a relatively strong currency, particularly when compared with the U.S. dollar. As kraftliner and recycled containerboard are the primary raw materials used in the manufacture of corrugated containers, the growth in these products tends to closely follow that of corrugated containers. That JSG were able to have a higher growth rate in kraftliner and recycled containerboard in 2005 than in corrugated containers is attributable to JSG’s strategy of increasing our levels of integration—utilizing more of our own paper in our system.

Pricing for corrugated containers depends on the levels of supply and demand in the marketplace as well as the cost of production, particularly the cost of kraftliner and recycled containerboard. Kraftliner prices depend on levels of supply and demand and can also be affected by the exchange rate differential between the euro and the U.S. dollar, given that kraftliner is a worldwide commodity and in many cases is sold in U.S. dollars. Recycled containerboard prices are affected by supply and demand conditions, as well as the cost of production, particularly the cost of OCC.

Increases in the price of wastepaper and virgin fiber as raw materials could result from a variety of factors. The prices we pay for these materials tend to be cyclical, subject to significant volatility, particularly in the case of wastepaper, and vary on a regional basis.

The price of OCC has peaked dramatically two times in recent years,—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched by a relatively high level of demand, principally caused by increased demand from Asia. In both years, within a period of three months, supply and demand conditions levelled to return the price to more normal levels. In 2003, the spike was particularly rapid, with waste prices increasing in February and March, but then falling almost immediately. In 2004 and 2005, there were no spikes in Europe, due to a number of factors, including relatively weak Asian demand, caused by relative economic conditions but also by the weakness of the U.S dollar, which encouraged Asian purchasers to source wastepaper in the U.S rather than in Europe. In each year, there was a slight increase in wastepaper prices in the second quarter, which was relatively quickly eroded.

The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2003, 2004, and 2005.

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2003	2004	2005
	(euro)
Price at the end of the period	56	58	58
Average price during period	62	60	58
Highest price during period	73	63	63
Lowest price during period	56	58	57

We believe that our available sources of virgin fiber and OCC (including from our own reclamation facilities) will be adequate to supply our raw material needs for the foreseeable future.

Kraftliner prices in early 2005 were at 4% above the average for 2004, and above the average level of the prior three years. With the relatively weak markets, however, prices declined through the first three quarters, to a level 10% below the opening price. Price increases were implemented in the fourth quarter, moving the year end price to within 4% of the opening price for the year. On average, 2005 prices were 2% below the average for 2004. Recycled containerboard prices entered 2004 at about the average price for 2004, and around 3% higher than the average over the prior three years. Prices, however, declined in the opening three quarters, dramatically so in June and July, to a level that was over 12% below the opening position in August. Price increases were implemented in the fourth quarter, bringing the closing price for the year to within 2% of the opening price. The average for the year was, however, 7% down on 2004.

The trend in corrugated pricing across the European region generally followed that of containerboard, falling a couple of percent through the year. Overall, corrugated prices on average in 2005 for the JSG operations were 3% below those of 2004.

Latin America

Pricing and volume trends for our main products in Latin America are affected by the same factors as those in Europe.

In 2005, the performances of our individual Latin American countries were not uniform. Corrugated volumes in Venezuela were up 18%, reflecting growth in the market caused by a continued recovery of domestic production. Volumes in Argentina were up 9%, which again reflected growth in the industrial and agricultural sectors of the economy. Corrugated volumes in Colombia were also up 9%, reflecting strong industrial growth, while Mexican volumes declined 1%, with the Mexican economy losing some industrial production to the Far East and the economy following US industrial growth, which was relatively weak in the first half of the year. In total, corrugated growth was 8% and containerboard growth was 4%. The difference in growth rates reflects capacity constraints for containerboard in the region.

Pricing in Latin America was relatively stable through the year although they reflected the global market conditions. Containerboard prices were down 2% on average and corrugated prices down 4%. Price declines were most notable in Venezuela, as the country lowered its import barriers.

Off Balance Sheet Arrangements

We have not used special purpose vehicles or similar financing arrangements on an historical basis. In addition, we have not had off-balance sheet arrangements with any of our affiliates. However, in connection with the JSG Acquisition, certain non-operating assets and non-core operating assets were transferred to newly formed, wholly owned subsidiaries of JSL (the “newcos”) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding’s debt and shareholders’ equity under U.S. GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. We do not have off-balance sheet arrangements with any of our other affiliates.

Effect of Inflation

We do not believe that inflation has had any material effect on our results of operations during fiscal years 2005, 2004 and 2003.

Tabular Disclosure of Contractual Arrangements

The table below sets out our contractual arrangements as of December 31, 2005:

	Payments due by period
		Less than
	Total	1 year	1 to 5 years	After 5 years
	(euro in millions)
Long term debt	€4,671	€20	€281	€4,370
Capital lease obligations	23	4	14	5
Operating leases	190	41	95	54
Other long term obligations	33	33	—	—
Total contractual cash obligations	€4,917	€98	€390	€4,429

We believe we have sufficient facilities available to meet our working capital requirements.

Item 6.        Directors, Senior Management and Employees

Directors and Executive Officers

JSG Funding is owned approximately 100% by JSL, which is a wholly owned subsidiary of JSG Holdings. JSG Holdings is a wholly owned subsidiary of SKGL, whose owners include Madison Dearborn, Smurfit Kappa Feeder L.P., an investment partnership formed by CVC and Cinven (the “CVC / Cinven Partnership”), and certain co-investors and certain management investors identified herein.

Certain members of the board of directors of JSG Funding also serve as directors of JSL, SKGL and JSG Holdings, as noted below.

The directors and executive officers of SKGL, and their ages and positions, are as follows:

Name	Age	Position
Sir Michael W.J. Smurfit	69	Non-executive Chairman
Frits Beurskens	59	Non-executive Deputy Chairman
Gary W. McGann	55	Chief Executive Officer and Director
Anthony P.J. Smurfit	42	Chief Operations Officer and Director
Ian J. Curley	44	Chief Financial Officer and Director
Hugh Briggs	37	Non-executive Director
John A. Canning, Jr	61	Non-executive Director
Christopher J. McGowan	34	Non-executive Director
Samuel M. Mencoff	49	Non-executive Director
Valerio Massimo	32	Non-executive Director
Rolly van Rappard	45	Non-executive Director
Thomas S. Souleles	36	Non-executive Director
Marcus Wood	37	Non-executive Director

Sir Michael W.J. Smurfit serves as our Chairman and as a director of JSL, SKGL and JSG Holdings. He retired as Chief Executive Officer of JSL on November 1, 2002. He was appointed Chairman and Chief Executive Officer of JSG in 1977 prior to which he was a Deputy Chairman and Joint Managing Director. He currently holds the position of Honorary Irish Consul to the Principality of Monaco.

Frits Beurskens serves as our Deputy Chairman and as a director of SKGL since December 1, 2005. He joined the Kappa Group in 1990 and held various Managing Director positions until his appointment as its President in 1996 which he held until the merger on December 1, 2005. He is a member of the Supervisory Board of Océ Technologies B.V. and chairman of CEPI (Confederation of European Paper Industries).

Gary W. McGann serves as our Chief Executive Officer and as a director of JSG Funding, JSL, SKGL and JSG Holdings. He became Chief Executive Officer in November 2002 upon the retirement of Dr. Smurfit. He was appointed President and Chief Operations Officer of JSL on January 28, 2000. He joined JSG in 1998 as Chief Financial Officer. He had previously held a number of senior positions in both the private and public sectors over the last 20 years, including Chief Executive of Gilbeys of Ireland Limited and Aer Lingus Group. He is also Chairman of Dublin Airport Authority plc and a director of Anglo Irish Bank Corporation plc, United Drug plc and Aon McDonagh Boland Group Limited.

Anthony P.J. Smurfit serves as our Chief Operations Officer and as a director of JSL, SKGL and JSG Holdings. He has worked in various parts of JSG in Europe and the United States. Prior to taking up his position as Chief Executive of Smurfit Europe in October 1999 and Chief Operations Officer on November 1, 2002, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive Officer of Smurfit France. He is also a director of The Irish National Stud Company.

Ian J. Curley serves as our Chief Financial Officer and as a director of JSG Funding, JSL, SKGL and JSG Holdings. He was appointed Chief Financial Officer of Smurfit Europe in 1997, prior to which he served as financial controller of Smurfit Continental Europe.

Hugh Briggs serves as a director of SKGL since December 1, 2005. He previously held positions at Mid Ocean from 2000 prior to joining CVC in 2004. He holds a MA Degree in Economics from the University of Cambridge.

John A. Canning, Jr. serves as a director of JSL, SKGL and JSG Holdings. He has been employed principally by Madison Dearborn since 1993 and currently serves as its Chairman and Chief Executive Officer. From 1969 to 1993, he worked in various positions with First Chicago Corporation, most recently as Executive Vice President of The First National Bank of Chicago and President of First Chicago Venture Capital. He is a member of the board of directors of the Milwaukee Brewers Baseball Club, Norfolk Tides Baseball Club, Northwestern Memorial Hospital, Children’s Inner City Educational Fund and the Federal Reserve Bank of Chicago.

Christopher J. McGowan serves as a director of JSL, SKGL and JSG Holdings. He has been employed principally by Madison Dearborn since 1999 and currently serves as a Director. Prior to joining Madison Dearborn, he attended Harvard Graduate School of Business Administration, where he received an M.B.A. He is a member of the board of directors of Forest Product Holdings, LLC and AutoTradeCenter, Inc.

Samuel M. Mencoff serves as a director of JSG Funding, JSL, SKGL and JSG Holdings. He has been employed principally by Madison Dearborn since 1993 and currently serves as a Co-President. From 1987 until 1993, he served as Vice President of First Chicago Venture Capital. He is a member of the board of directors of Forest Product Holdings, LLC, Evanston Northwestern Healthcare, Great Lakes Dredge & Dock Corporation and Packaging Corporation of America, and a member of the board of trustees of Brown University.

Valerio Massimo serves as a director of SKGL since December 13, 2005. He previously held positions at McKinsey and Co. from 1997 to 1999 and Reed Elsevier Ventures from 2000 prior to joining TDR Capital in 2002. He joined Cinven in 2004 as a principal. He holds a Masters Degree from the London School of Economics.

Rolly van Rappard serves as a director of SKGL since December 1, 2005. He was a member of the Supervisory Board of Kappa from 1998. He held positions at Citicorp prior to becoming a managing partner of CVC Capital Partners in 1989. He is also a member of the Supervisory board of Wavin B.V., Veen Bosch and Keuning Uitgevers N.V and Danske Traelast.

Thomas S. Souleles serves as a director of JSG Funding, JSL, SKGL and JSG Holdings. He has been employed principally by Madison Dearborn since 1995 and currently serves as a Managing Director. He is a member of the board of directors of Astoria Generating Holdings, LLC, Forest Product Holdings, LLC, Great Lakes Dredge & Dock Corporation, Magellan G.P. LLC, Magellan Midstream Holdings G.P., LLC and Packaging Corporation of America, and a member of the board of trustees of the National Multiple Sclerosis Society—Greater Illinois Chapter.

Marcus Wood serves as a director of SKGL since December 1, 2005. He was a member of the Supervisory Board of Kappa from 2000. He previously held positions at Pricewaterhouse Coopers prior to joining Cable and Wireless in 1994. He joined Cinven as a partner in 1997. He is also a Director of Amadeus and MediMedia.

The mailing address for Sir Michael Smurfit and Messrs. Beurskens, McGann, Anthony Smurfit and Curley is c/o Smurfit Kappa Group Limited, Beech Hill, Clonskeagh, Dublin 4, Ireland, the mailing address for Messrs. Canning, McGowan, Mencoff and Souleles is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602, United States; the mailing address for Mr. van Rappard is c/o CVC Capital Partners Group SA, Chaussee de la Hulpe 166, 1170 Brussels, Belgium; the mailing address for Mr Briggs is c/o CVC Capital Partners LTD,111 Strand, London WC2R 0AG, United Kingdom; and the mailing address for Messrs. Massimo and Wood is c/o Cinven Ltd, Warwick Court, Paternoster Square, London EC4M 7AG, United Kingdom.

Except as described in this annual report, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his position.

SKGL’s board of directors has the power to appoint officers. Each officer will hold office for the term determined by SKGL’s board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal. The SKGL board of directors has two committees: the Audit Committee and the Compensation Committee. The Audit Committee is comprised of Samuel Mencoff, Thomas Souleles, Christopher McGowan, Hugh Briggs and Valerio Massimo. The Compensation Committee is comprised of John Canning, Samuel Mencoff, Thomas Souleles, Rolly van Rappard and Marcus Wood.

The responsibilities of the Audit Committee include:

•        Reviewing the Group’s annual and interim reports.

•        Reviewing the scope of the external audit and considering reports of the external auditors.

•        The approval of services provided by the external auditors.

•        Recommendation of the appointment of external auditors to the Board and the members.

•        Reviewing the effectiveness of internal control.

•        Appointment of the Group Internal Auditor.

•        Approval of the Internal Audit plan and review of internal audit reports.

The responsibilities of the Compensation Committee include:

•        Determining the contracts of service and remuneration of all the executive directors.

•        Monitoring the level and structure of remuneration for senior management.

•        Operation of the Group’s Management Equity Plan.

Family Relationships

Mr. Anthony Smurfit is the son of Sir Michael Smurfit.

Compensation

None of JSG Funding’s, JSL’s or SKGL’s directors is entitled to receive any fees for serving as directors, other than Sir Michael Smurfit who receives fees for serving as chairman of JSL and Mr. Frits Beurskens who receives fees as a director of SKGL and its subsidiaries. All of the directors are reimbursed for out-of-pocket expenses related to their service as directors.

For the year ended December 31, 2005, the aggregate compensation paid to officers of JSL and its subsidiaries, including fees, salaries, bonuses, other benefits and payments to pension plans, was approximately €8,057,000. Of this amount, approximately €892,000 was set aside or accrued to provide pension, retirement or similar benefits for officers of JSL and its subsidiaries and approximately €2,199,000 was paid or is payable to officers in the form of performance related benefits.

Management Employment Agreements

JSL, SKGL and the management investors listed in the table below, which are referred to collectively as the “management investors,” have entered into certain amended and restated letter agreements, dated as of February 6, 2004, regarding the terms of employment of the management investors, which are referred to collectively as the “management employment agreements”. The terms of each management employment agreement were originally established pursuant to arm’s length negotiations between Madison Dearborn and each management investor and were amended to account for the exchange from JSL to SKGL and otherwise reaffirmed. A summary of the material terms of the management employment agreements is set forth below:

Pursuant to the terms of the management employment agreements, the senior team of JSL consists of the following:

Name	Position with Jefferson Smurfit Group Limited
Sir Michael W.J. Smurfit	Non-executive Chairman
Mr. Gary W. McGann	Chief Executive Officer
Mr. Anthony P.J. Smurfit	Chief Operations Officer
Mr. Ian J. Curley	Chief Financial Officer

Under the terms of the management employment agreements, each management investor has been provided with a letter from JSL, pursuant to which JSL has agreed to procure his employment by JSL and its subsidiaries upon terms described below. Each letter sets forth the management investor’s title and principal duties and responsibilities from November 1, 2002.

Sir Michael Smurfit has a six-year term as Non-Executive Chairman of JSL and is entitled to a total benefit package of €2.75 million per annum from JSL and its subsidiaries, with a one year total benefits severance package in the case of termination by JSL.

Pursuant to the terms of the management employment agreements, the employment terms applicable to each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley remained the same as those prevailing prior to consummation of the take-over offer, subject only to salary increases previously agreed.

Each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley covenanted to JSL that he would not exercise his contractual right to leave JSG after its acquisition by JSL and thereby trigger payment obligations from JSG thereunder and agreed not to trigger any rights that he may have had as a result of the exchange. In consideration for this undertaking, SKGL has provided each such individual a “put” letter with terms identical to those currently applicable, except that:

•       “Relevant Event” will be the sale of SKGL, except for a sale to the underwriters of an initial public offering and the consummation of the take-over offer and the exchange of ordinary shares of JSL for shares of SKGL, which is referred to as the “exchange;” and

•       the period within which he must exercise his rights upon a Relevant Event will be 12 months after the Relevant Event or, if his obligation to offer his services to purchasers upon a vesting of his unvested convertible equity is enforced, 12 months following the expiration of such period of employment.

In addition, the management employment agreements provide that in the event of termination of the employment of Messrs. Gary McGann, Anthony Smurfit or Ian Curley by JSL or JSG other than for just cause, such individual will be entitled to compensation equal to two times his prevailing annual remuneration/benefits package (including Management Incentive Program, pension, etc.). Mr. Gary McGann will retain his existing notice period of 360 days but the notice period for Messrs. Anthony Smurfit and Ian Curley will be 90 days.

In consideration for the foregoing severance obligations, each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley will enter into covenants with JSL whereby each will agree that, provided the foregoing severance payments have been paid to them, they will not for a period of two years after their termination (i) compete with JSL and its subsidiaries in a material part of its business, or (ii) solicit the employees, customers or suppliers of JSL and its subsidiaries.

Pursuant to the terms of the management employment agreements and the management incentive plan, a minimum payment of 60% of salary is guaranteed under the MIP to each of Messrs. Gary McGann, Anthony Smurfit and Ian Curley for each of the years 2003 through 2006 and the remaining 40% will be dependent upon the achievement of appropriate objectives established by JSL’s board of directors or its compensation committee. The minimum payment of 60% of salary under the MIP was extended in 2005 for a further two years through 2008.

Directorship Agreement

SKGL and Mr. Frits Beurskens have entered into a directorship agreement, dated as of December 1, 2005, wherein he will provide services as a director to certain subsidiaries of the Group. The Agreement is for a term of two years and Mr. Beurskens will receive Directors fees from certain subsidiaries totaling €500,000 for each year of the contract. Mr. Beurskens shall also be eligible for a time based bonus of €250,000 per annum for each year of the term that he completes and a success based bonus of €500,000 which is dependant on the achievement of synergy targets.

Management Equity Agreement

Purchase of Equity.   Under the Amended and Restated Management Equity Agreement, dated as of September 5, 2002, by and among JSL and each of the executives that became party thereto, JSL undertook to sell to each executive that is a party to such agreement, certain of JSL’s ordinary shares, nominal value €0.001 per share, and certain of JSL’s class A convertible shares, nominal value €0.001 per share, which we refer to as “class A convertible shares”, class B convertible shares, nominal value €0.001 per share, which we refer to as “class B convertible shares”, and class C convertible shares, nominal value €0.001 per share, which we refer to as “class C convertible shares”, each of which was convertible into ordinary shares of JSL. Each executive of JSL entered into a management equity agreement with JSG Packaging (now known as SKGL), dated February 6, 2004, to which each management shareholder exchanged their existing shares of JSL for an identical number of newly issued shares of JSG Packaging (now known as SKGL) having identical terms. In connection with the acquisition of Kappa, the management equity agreement was amended and restated effective December 1, 2005, which amended and restated agreement we refer to as the “management equity agreement”. Pursuant to the management equity agreement, management was afforded the right (but had no obligation) to exchange his or her class A convertible shares, class B convertible shares and class C convertible shares of SKGL for, respectively, class E convertible shares, nominal value €0.001 per share, which we refer to as “class E convertible shares”, class F convertible shares, nominal value €0.001 per share, which we refer to as “class F convertible shares”, and class G convertible shares, nominal value €0.001 per share, which we refer to as “class G convertible shares”. Furthermore, certain management investors were issued class H convertible shares, nominal value €0.001 per share, which we refer to as “class H convertible shares”. Each of the class E convertible shares, class F convertible shares, class G convertible shares and class H convertible shares is convertible into ordinary shares of SKGL as further described below. Following is a summary of the material terms of the new management equity agreement.

Vesting.   The class A convertible shares, class B convertible shares, class C convertible shares, class E convertible shares, class F convertible shares, class G convertible shares and class H convertible shares are subject to vesting.

So long as the executive is and has continued to be employed by or served as an officer or director for SKGL and its subsidiaries, such executive’s class A convertible shares will vest as follows:

Cumulative Percentage of Class A

Vesting Date	Convertible Shares Vested
December 31, 2005	33.3%
December 31, 2006	66.7%
December 31, 2007	100.0%

None of an executive’s class A convertible shares will become vested if such executive ceases to be employed by, or to serve as an officer or director for, SKGL or its subsidiaries prior to December 31, 2005. If an executive ceases to be employed by, or to serve as an officer or director for, SKGL or its subsidiaries on any date other than any vesting date set forth in the table above after December 31, 2005 but prior to December 31, 2007, the cumulative percentage of such executive’s class A convertible shares to become vested will be determined on a pro rata basis according to the number of days elapsed from the immediately preceding vesting date. However, upon the sale of SKGL or certain public listing events, which we refer to as an “acceleration event,” all of an executive’s class A convertible shares will become vested and will convert to an equal number of class D convertible shares of SKGL, nominal value €0.001 per share, which we refer to as “class D convertible shares,” unless at such time such executive is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries. On each vesting date set forth in the table above, 33.3% of the aggregate number of each executive’s class B convertible shares will become vested if, and only if, the internal rate of return, or “IRR,” of MDCP IV Global Investments LP, MDCP III Global Investments LP, MDSE III Global Investments LP and any affiliate of the foregoing entities that owns or holds ordinary shares of SKGL, which we refer to collectively as the “MDCP co-investors,” equals or exceeds 25%. However, if the IRR of the MDCP co-investors as of such vesting date is greater than 15% but less than 25%, the percentage of the aggregate class B convertible shares which will become vested as of such vesting date will be the percentage determined by multiplying 3.33 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Further, if the IRR of the MDCP co-investors as of the date of an acceleration event, which we refer to as the “acceleration date,” is equal to or greater than 25%, 100% of the class B convertible shares not previously eligible for vesting will vest as of such acceleration date. If the IRR of the MDCP co-investors as of the acceleration date is greater than 15% but less than 25%, the percentage of class B convertible shares not previously eligible for vesting prior to the acceleration date that will vest as of such acceleration date will be the percentage determined by multiplying 10 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Vesting with respect to the class B convertible shares will be cumulative such that if the IRR of the MDCP co-investors as of an acceleration date or any subsequent applicable vesting date is greater than any preceding applicable vesting date, the percentage of each executive’s entire holding of class B convertible shares vested will be recalculated to be equal to the percentage vested for such acceleration date or subsequent applicable vesting date. No class B convertible shares will vest for any executive as of any applicable vesting date or acceleration date if the executive holding such class B convertible shares is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries as of such date.

On December 31, 2007, 100% of each executive’s class C convertible shares will become vested if, and only if, the IRR of the MDCP co-investors as of such date is equal to or greater than 30%. In the event that an acceleration event occurs prior to December 31, 2007, 100% of the class C convertible shares will become vested as of the acceleration date if, and only if, the IRR of the MDCP co-investors as of such acceleration date is equal to or greater than 30%. No class C convertible shares will vest for any executive as of December 31, 2007 or the acceleration date if the executive holding such class C convertible shares is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries as of such date.

So long as the executive is and has continued to be employed by or served as an officer or director for SKGL and its subsidiaries, such executive’s class E convertible shares will vest as follows:

Cumulative Percentage of Class E

Vesting Date	Convertible Shares Vested
December 31, 2008	33.3%
December 31, 2009	66.7%
December 31, 2010	100.0%

None of an executive’s class E convertible shares will become vested if such executive ceases to be employed by, or to serve as an officer or director for, SKGL or its subsidiaries prior to December 31, 2008. If an executive ceases to be employed by, or to serve as an officer or director for, SKGL or its subsidiaries on any date other than any vesting date set forth in the table above after December 31, 2008 but prior to December 31, 2010, the cumulative percentage of such executive’s class E convertible shares to become vested will be determined on a pro rata basis according to the number of days elapsed from the immediately preceding vesting date. However, upon an acceleration event, all of an executive’s class E convertible shares will become vested and will convert to an equal number of class D convertible shares of SKGL, unless at such time such executive is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries. On each vesting date set forth in the table above, 33.3% of the aggregate number of each executive’s class F convertible shares and class H convertible shares will become vested if, and only if, the IRR of the MDCP co-investors equals or exceeds 20%. However, if the IRR of the MDCP co-investors as of such vesting date is greater than 15% but less than 20%, the percentage of the aggregate class F convertible shares and class H convertible shares which will become vested as of such vesting date will be the percentage determined by multiplying 6.66 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Further, if the IRR of the MDCP co-investors as of the acceleration date is equal to or greater than 20%, 100% of the class F convertible shares and class H convertible shares not previously eligible for vesting will vest as of such acceleration date. If the IRR of the MDCP co-investors as of the acceleration date is greater than 15% but less than 20%, the percentage of class F convertible shares and class H convertible shares not previously eligible for vesting prior to the acceleration date that will vest as of such acceleration date will be the percentage determined by multiplying 20 by the excess of (i) the IRR of the MDCP co-investors as of the applicable vesting date over (ii) 15%. Vesting with respect to the class F convertible shares and class H convertible shares will be cumulative such that if the IRR of the MDCP co-investors as of an acceleration date or any subsequent applicable vesting date is greater than any preceding applicable vesting date, the percentage of each executive’s entire holding of class F convertible shares and class H convertible shares vested will be recalculated to be equal to the percentage vested for such acceleration date or subsequent applicable vesting date. No class F convertible shares or class H convertible shares will vest for any executive as of any applicable vesting date or acceleration date if the executive holding such class F convertible shares or class H convertible shares is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries as of such date.

On December 31, 2010, 100% of each executive’s class G convertible shares will become vested if, and only if, the IRR of the MDCP co-investors as of such date is equal to or greater than 25%. In the event that an acceleration event occurs prior to December 31, 2010, 100% of the class G convertible shares will become vested as of the acceleration date if, and only if, the IRR of the MDCP co-investors as of such acceleration date is equal to or greater than 25%. No class G convertible shares will vest for any executive as of December 31, 2010 or the acceleration date if the executive holding such class G convertible shares is no longer employed by, or no longer serves as an officer or director for, SKGL and its subsidiaries as of such date.

As a condition to accelerated vesting of an executive’s class A convertible shares, class B convertible shares, class C convertible shares, class D convertible shares, class E convertible shares, class F convertible shares, class G convertible shares and class H convertible shares in connection with a sale of SKGL, such executive will, if requested by the purchaser of SKGL and for no additional consideration therefor, agree to continued employment for up to 12 months following such sale so long as such executive’s compensation package and job description is substantially similar immediately following such sale.

Conversion.   Each class A convertible share, class B convertible share, class C convertible share, class E convertible share, class F convertible share, and class G convertible share will convert into one class D convertible share once it has fully vested and each class H convertible share will automatically convert into one class I convertible share, nominal value €0.001 per share, which we refer to as “class I convertible shares,” once it has fully vested. An executive may at any time and from time to time, upon payment in full in cash of the conversion price per share, convert all or any portion of such executive’s class D convertible shares into class A ordinary shares, nominal value €0.001 per share, of SKGL, which we refer to herein as “class A ordinary shares”. An executive may at an time and from time to time, upon payment in full in cash of the conversion price per share, convert all or any portion of such executive’s class I convertible shares into class B ordinary shares, nominal value €0.001 per share, of SKGL, which we refer to herein as “class B ordinary shares”. The conversion price per share applicable to the class D convertible shares will equal the excess of the fair market value of an ordinary share of SKGL as of the date of sale of a convertible share over the subscription price for such convertible share (or, in the case of class D convertible shares, the subscription price for the convertible share from which it was converted) as reduced, in an amount per share, in the case of such convertible shares currently in issue, equal to a fraction the numerator of which is the sum of the amount of the share capital reduction plus interest accrued (including through capitalization) or paid on the notes issued to fund the share capital reduction, plus fees and expenses related to the offering of the notes to fund the share capital reduction and the denominator of which is the number of ordinary shares of SKGL plus the number of shares of SKGL issuable upon exercise of warrants, in each case determined as of the date of consummation of the share capital reduction. The conversion price per share applicable to class I convertible shares equals the fair market value of a class B ordinary share as of the date of issue of the class H convertible share from which the class I convertible share was converted less the subscription price per share for the class H convertible share. No convertible share issued under the management equity agreement will be convertible after the seventh anniversary of the date of issuance of such convertible share and with respect to any class D convertible share, the date of issuance for the class A convertible share, class B convertible share, class C convertible share, class E convertible share, class F convertible share or class G convertible share from which such class D convertible share has been converted or with respect to any class I convertible share, the date of issuance for the class H convertible share from which such class I convertible share was issued. For all purposes of the management equity agreement, the date of issuance of a convertible share of JSL for which such convertible share of SKGL was issued shall be deemed that date of issuance of such new convertible share.

Redemption.   In the event any executive ceases to be employed by, or to serve as an officer of or director for, SKGL or its subsidiaries, which we refer to as a “termination,” all of such executive’s ordinary shares and convertible shares issued or issuable under the management equity agreement (except for ordinary shares of SKGL exchanged for ordinary shares of JSL purchased by such executive at the closing of the transactions contemplated by the management equity agreement on September 17, 2002) may be redeemed or purchased by, in order of priority, each of SKGL and the MDCP co-investors (in the case of class A convertible shares, class B convertible shares, class C convertible shares, class D convertible shares, class E convertible shares, class F convertible shares, class G convertible shares and class A ordinary shares) and each of SKGL and the CVC / Cinven Partnership (in the case of class H convertible shares, class I convertible shares and class B ordinary shares). In the case of any termination other than for cause, the purchase price for each class A convertible share, class B convertible share, class C convertible share, class E convertible share, class F convertible share, class G convertible share and class H convertible share will be such executive’s original cost for such share, and the purchase price for each class D convertible share, class I convertible share and ordinary share will be the fair market value for such share. In the event of a termination for cause, the purchase price for each convertible share and ordinary share will be the lower of (i) the fair market value of such share and (ii) the original cost for such share. Such redeemed shares will be made available for sale by SKGL, the MDCP co-investors and the CVC / Cinven Partnership to any member of SKGL’s management for the same purchase price and on the same terms as such shares were purchased by SKGL, the MDCP co-investors and CVC / Cinven Partnership, respectively.

Restrictions on Transfer.   The management equity agreement prohibits the executives from transferring any of their ordinary shares or convertible shares, subject to certain exceptions.

Participation and Preemptive Rights.   The executives party to the management equity agreement are granted certain “tag-along” rights under the management equity agreement which entitle them to participate in certain sales by any MDCP co-investors and the CVC / Cinven Partnership. In addition, if SKGL proposes to issue any newly issued ordinary shares to the MDCP co-investors, the CVC / Cinven Partnership or any of their respective affiliates or co-investors, each executive will have, subject to certain exceptions, the right to purchase on the same terms and conditions a pro rata portion of such new issuance.

Board Practices

Each member of SKGL’s board of directors was elected in accordance with the terms of the Shareholders and Corporate Governance Agreement. See “Related Party Transactions—Shareholders and Corporate Governance Agreement.” In addition, each of the officers of JSL has entered into an agreement with SKGL relating to his terms of employment. See “Management Employment Agreements.” SKGL’s board of directors has the power to appoint officers. Each officer will hold office for the term determined by SKGL’s board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

SKGL’s board of directors has two committees: the Audit Committee and the Compensation Committee.

Employees

We employed an average of 29,212 employees on a full time equivalent basis in 2005. The table below sets forth the average number of employees for the last three years by region and reporting segment.

	2005	2004	2003
Europe:
Packaging	18,659	18,536	17,759
Specialties	2,725	4,395	4,589
Total	21,384	22,931	22,348
Latin America	7,828	7,440	7,318
United States & Canada	—	—	639
Total	29,212	30,371	30,305

In 2004 the average number of European employees increased in the packaging division mainly as a result of the presence for a full year of operations acquired in 2003 such as SSCC’s  European packaging assets. In 2005 there was an increase in employees in the packaging division due to the merger with Kappa. However this increase was partly offset by the disposal of the Munksjö operations, the disposal of The K-Club, the closure of the Tamworth plant in the UK, the disposal of the Witham cartons plant in the UK, the disposal of the Voghera Mill and the closure of the Paper Mill in Clonskeagh, Dublin.

In 2004 the start up of the Chilean operations increased Latin American employee numbers. In 2005 the increase in employee numbers related to the Venezuelan corrugated division. Colombia had an increase in employee numbers due to the start up of operations at the Costa Rican plant and outsourced employees in Ecuador being made direct employees.

In 2004 our operations in the United States and Canada ceased.

Share Ownership

SKGL is a limited company owned, in part, by the MDCP co-investors, the CVC/Cinven Partnership, the additional co-investors and the management investors. JSG Funding is an indirectly wholly owned subsidiary of SKGL.

The following table sets forth certain information regarding the beneficial ownership of SKGL, as of March 31, 2006 by: (i) each person or entity known to us to own more than 5% of any class of SKGL’s outstanding securities and (ii) each member of SKGL’s board of directors, each of its named executive officers and all members of the board of directors and executive officers as a group. 73,573,336 A ordinary shares and 52,624,495 B ordinary shares of SKGL are beneficially owned. To our knowledge, each of such security holders has sole voting and investment power as to the ordinary shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the U.S. Exchange Act.

	Beneficial Ownership(1)
	Number of Ordinary Shares(2)		Percentage of Ordinary Shares(3)
Principal Securityholders:
MDCP Co-investors(4)	46,682,056		37.0%
c/o Walkers SPV Limited
Walkers House
Mary Street
P.O. Box 908GT
George Town
Grand Cayman, Cayman Islands
MidOcean Europe GP (Jersey) Limited	7,500,000		5.9%
22 Grenville Street
St. Helier
Jersey JB4 8PX
Channel Islands
Smurfit Kappa Feeder G.P.	52,624,495		41.7%
22 Grenville Street
St. Helier
Jersey JB4 8PX
Channel Islands
Directors and Executive Officers:
Hugh Briggs	—		—
John A. Canning, Jr	—		—
Christopher J. McGowan	—		—
Samuel M. Mencoff	—		—
Valerio Massimo	—		—
Thomas S. Souleles	—		—
Sir Michael W.J. Smurfit(5),(6)	5,414,788		4.3%
Gary W. McGann(5)	150,000		0.1%
Anthony P.J. Smurfit(5)	400,000		0.3%
Ian J. Curley(5)	150,000		0.1%
Frits Beurskens	—	(7)	—
Marcus Wood	—	(8)	—
Rolly van Rappard	—	(9)	—
All directors and executive officers as a group (13 persons)	6,114,788		4.8%

(1)          “Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security. The MDCP co-investors, the CVC/Cinven Partnership, the additional co-investors and the management investors entered into the shareholders and corporate governance agreement, which provides for, among other things, certain agreements of the parties as to the composition of SKGL’s board of directors. The number of ordinary shares indicated in the table by each party does not include any ordinary shares held by other parties solely by virtue of the shareholders and corporate governance agreement. For further information regarding the terms of the shareholders and corporate governance agreement, see “Certain Relationships and Related Transactions—Shareholders and Corporate Governance Agreement.”

(2)          With the exception of Smurfit Kappa Feeder G.P., all shares held are A ordinary shares. Smurfit Kappa Feeder G.P. holds B ordinary shares. Holders of A ordinary shares and B ordinary shares are entitled to the same rights, except that holders of A ordinary shares are entitled to vote on the election or removal of directors and holders of B ordinary shares are not entitled to vote on the election or removal of directors but may vote on other matters.

(3)          The percentage shown is of the combined total of A ordinary and B ordinary shares in issue.

(4)          Includes: (a) 39,020,270 ordinary shares beneficially owned by MDCP IV Global Investments LP, whose sole general partner is MDP IV Global GP, LP, a Cayman Islands exempted limited partnership, whose sole general partner is MDP Global Investors Limited, a Cayman Islands exempted company (MDP Investors); (b) 7,495,357 ordinary shares beneficially owned by MDCP III Global Investments LP, whose sole general partner is MDP III Global GP, LP, a Cayman Islands exempted limited partnership (MDP III Global), whose sole general partner is MDP Investors; and (c) 166,429 ordinary shares beneficially owned by MDSE III Global Investments LP, whose sole general partner is MDP III Global. 14 shareholders own MDP Investors, each of whom are principals of Madison Dearborn, with all voting and investment decision-making determined on a majority-vote basis based on capital and with no individual shareholder owning more than 10% of the capital stock of MDP Global Investors Limited. An aggregate 26,517,944 shares owned beneficially by holders other than the MDCP Co-Investors are subject to a voting agreement pursuant to which such holders agree to vote on any matter submitted to shareholders for a vote in the same manner as a majority of the ordinary shares owned by MDCP Co-Investors are voted, unless such vote is adversely discriminatory to any such holder in a manner different than the MDCP Co-Investors.

(5)          Pursuant to the terms of the management equity agreement, Sir Michael Smurfit and Messrs. McGann, Anthony Smurfit and Curley have received class E convertible shares, class F convertible shares and class G convertible shares. Messrs. McGann, Anthony Smurfit and Curley have also received class H convertible shares. The convertible shares will be non-voting and subject to certain vesting restrictions. Upon vesting, class E convertible shares, class F convertible shares and class G convertible shares convert into non-voting class D convertible shares and class H convertible shares convert into non-voting class I convertible shares. Holders of class D convertible shares may convert their class D convertible shares into class A ordinary shares of SKGL and holders of class I convertible shares may convert their class I convertible shares into class B ordinary shares of SKGL upon payment in full in cash of the conversion price per share . For further information with respect to the vesting and conversion of the convertible shares, see “Management—Management Equity Agreement.”

(6)          An entity controlled by Sir Michael Smurfit purchased 5,000 units in the October 2002 units private placement. The units included warrants to purchase, in the aggregate, 14,788 ordinary shares of SKGL. The warrants were exercised in February 2005.

(7)          Mr. Frits Beurskens has a beneficial interest, through his interest in Stichting Senior Management Kappa “SSMK” a Dutch Foundation which holds current and former Kappa managements interests in Smurfit Kappa Feeder L.P. As of March 20, 2006 SSMK has 146,413 Ordinary Interests (of a total of 1,580,159), €14,085,925 Preference Capital Interests (of a total of €140,859,243), €4,436,846 Cumulative Interests (of a total of €232,490,732), €0 1998 Loan Interests (of a total of €277,361,171) and €2,271,986 2001 Loan Interests (of a total of €299,208,984) in Smurfit Kappa Feeder L.P. The Preference Capital Interests , the Cumulative Interests and the 1998 and 2001 Loan Interests accrue interest on the balance standing to the each account. Distributions will be made with priority firstly to the 1998 and 2001 Loan Interests, secondly to Cumulative Interests, thirdly to Preference Capital

Interests and fourthly any balance to Ordinary Interests. Mr Beurskens through SSMK has 22,410 Ordinary Interests, €2,322,487 Preference Capital Interests, €604,121 Cumulative Interests and and €283,998 2001 Loan Interests in Smurfit Kappa Feeder L.P. Smurfit Kappa Feeder L.P. holds 52,624,495 B Ordinary Shares in Smurfit Kappa Group Limited.

(8)          Mr Marcus Wood holds 170 Ordinary Interests and €16,239 Preference Capital Interests in Smurfit Kappa Feeder L.P.

(9)   Mr. Rolly van Rappard’s immediate family holds 4,789 Ordinary Interests and €472,301 Preference Capital Interests.

Item 7.                        Major Shareholders and Related Party Transactions

Shareholders and Corporate Governance Agreement

SKGL, the MDCP co-investors, the CVC / Cinven Partnership and certain additional co-investors, which we refer to as the additional co-investors, have entered into a Shareholders and Corporate Governance Agreement, dated as of December 1, 2005, which we refer to as the “shareholders agreement.” The shareholders agreement replaced the Exchange and Shareholders Agreement, dated as of February 6, 2004, among JSG Packaging (now known as Smurfit Kappa Group Limited), the MDCP co-investors and certain additional co-investors, and the Corporate Governance Agreement, dated as of February 6, 2004, among JSG Packaging, the MDCP co-investors and certain additional co-investors. Following is a summary of the material terms of the shareholders agreement.

Covenants.   Under the terms of the shareholders agreement and until the occurrence of an acceleration event, SKGL undertakes (a) to deliver to each party (i) monthly and quarterly unaudited consolidated balance sheets, statements of operations and cash flows of SKGL and its subsidiaries, (ii) annual audited consolidated balance sheets, statements of operations and cash flows of SKGL and its subsidiaries, and (iii) an annual budget prepared on a monthly basis for SKGL and its subsidiaries and (b) to deliver to the MDCP co-investors and the CVC / Cinven written commentaries or reports on the foregoing financial information.

Preemptive Rights.   Subject to certain exceptions, if SKGL proposes to issue any additional ordinary shares or equity securities or equity equivalents that are convertible or exercisable into ordinary shares, which we refer to as the “new shares,” each party will have the right to purchase all or part of a portion of the new shares equal to the product of (i) the total number of new shares proposed to be issued, multiplied by (ii) a fraction, the numerator of which is the number of class D convertible shares and ordinary shares held by such shareholder as of immediately prior to the proposed issuance and the denominator of which is the total number of class D convertible shares and ordinary shares which are held by all shareholders immediately prior to the proposed issuance (plus in the case of both the numerator and denominator, an additional number of class D convertible shares and ordinary shares deemed owned by the CVC / Cinven Partnership).

Restrictions on Transfer.   The shareholders agreement prohibits any co-investor from transferring any of its ordinary shares, subject to certain exceptions such as pursuant to applicable laws of descent in the case of individuals and, in the case of a party which is a company or partnership, among its affiliates. There are no restrictions on the ability of either the MDCP co-investors or the CVC / Cinven Partnership to transfer securities of SKGL (other than to a competitor) which as long as CVC co-investors and Cinven co-investors are deemed to beneficially own not less than 10% of the fully-diluted ordinary shares of SKGL requires the consent of the CVC directors or Cinven directors (in the case of a sale by the MDCP co-investors) and which as long as the MDCP co-investors are deemed to beneficially own not less than 10% of the fully-diluted ordinary shares of SKGL requires the consent of the holders of a majority of ordinary shares held by all MDCP co-investors, including any affiliates, which we refer to as the “MDCP majority.”

Sale of SKGL.   If the MDCP majority and either the Cinven directors or CVC directors (or, after any of the MDCP co-investors, Cinven co-investors or CVC co-investors are deemed to beneficially own less than 10% of fully-diluted ordinary shares of SKGL, which we refer to as “required vote termination date”, the holders of a majority of ordinary shares party to the shareholders agreement), which approval we refer to as “required shareholder approval”, approve of a sale of SKGL, which we refer to as an “approved sale,” each party will vote for and consent to such approved sale and will take all necessary and desirable actions in connection with the consummation of the approved sale as were approved by the required shareholder approval, in each case subject to the satisfaction of certain conditions.

Participation Rights.   The parties to the shareholders agreement are granted certain “tag-along” rights which entitle them to participate in certain sales by any MDCP co-investors and the CVC / Cinven Partnership or their permitted transferees.

Voting.   Under the terms of the shareholders agreement, each party thereto undertakes to vote all of such investor’s ordinary shares and any other voting securities of SKGL and to take all other reasonably necessary or desirable actions within such investor’s control to ensure that, among other things:

•       the authorized number of directors on SKGL’s board of directors is established at 14 directors;

•       four representatives designated by MDCP IV Global Investments LP, who we refer to as the “MDCP IV directors,” and one representative designated by MDCP III Global Investments LP, whom we refer to as the “MDCP III director,” be elected to the board of directors of SKGL;

•       each of the management investors is elected to the board of directors of SKGL;

•       four representatives designated by the CVC / Cinven Partnership, two of which are designated as CVC directors, whom we refer to as the “CVC directors”, and two of whom are designated as Cinven directors, whom we refer to as the “Cinven directors”;

•       upon the affirmative vote of a majority of the MDCP III director and the MDCP IV directors then in office and either the CVC directors or the Cinven directors or, from and after the required vote termination date, upon the affirmative vote of a majority of the members of the board of directors of SKGL, each of which we refer to as “required board vote”, the composition of the board of directors of all or any of SKGL’s subsidiaries will be the same as, or as close to proportionally equivalent to that of, the board of directors of SKGL;

•       in the event that any MDCP IV director or MDCP III director ceases to serve as a member of the board of directors, such vacancy will be filled by a representative designated by MDCP IV Global Investments LP or MDCP III Global Investments LP, as the case may be;

•       in the event that any CVC director or Cinven director ceases to serve as a member of the board of directors, such vacancy will be filled by a representative designated by the CVC / Cinven Partnership

•       each management investor will resign or be removed as a member of SKGL’s board of directors, any board of directors of any subsidiary and any committees by a vote of a majority of ordinary shares then held by the investors if such management investor is no longer employed by SKGL and its subsidiaries;

•       in the event that the CVC directors and Cinven directors are removed or not appointed in contravention of the terms of the shareholders agreement, and such breach is not cured as soon as reasonably practicable after notice, that the articles of association of SKGL will be amended to provide that class B ordinary shares of SKGL vote in the election of directors; and

•       in the event that any of the management investors is removed or resigns from the board of directors of SKGL, and board of directors of any subsidiary or any committee, MDCP IV Global

Investments LP will be entitled to appoint any replacement director, subject to the right of any management investor to appoint a director, as described below.

Any management investor who, together with any affiliates or family members, owns (i) ordinary shares of SKGL with an aggregate investment cost of not less than €50 million (which includes the investment cost in the underlying shares of JSL which were exchanged for shares of SKGL) prior to any public listing of the ordinary shares of SKGL or (ii) on or after a public listing of SKGL’s ordinary shares, a number of ordinary shares having an aggregate value of not less than €50 million or a number of ordinary shares with an aggregate investment cost of not less than 50% of the aggregate investment cost of the ordinary shares held by such investor and such investor’s affiliates and family members as of the date for settlement of consideration after the offer was declared unconditional will have the collective right, together with any other management investors satisfying such requirements, to appoint one member of the board of directors of SKGL, whom we refer to as the “purchased equity director.”

However, in the event that a purchased equity director becomes an employee of, serves as a director of or otherwise provides services for any person other than SSCC and its subsidiaries without the board of directors’ consent, such person will be removed from the board of directors of SKGL.

Covenants.   The shareholders agreement contains certain covenants, which, among other things, limit SKGL’s ability to enter into any affiliate transactions outside the ordinary course of business or to change any accounting policy of SKGL in a manner that would adversely affect the calculation of any management incentive target or performance without the prior consent of a management investor that serves on the board of directors of SKGL or, in the absence of any such management investor serving on such board, the purchased equity director. Furthermore, subject to certain exceptions, SKGL covenant and agree with the management investors that they will provide management investors with certain inspection rights, issue, allocate and reallocate equity interests under its management equity incentive plan only to members of management and other persons recommended by the chief executive officer of SKGL.

Matters for Required Board Vote.   The Company agreed with the MDCP co-investors and the CVC / Cinven Partnership that they would not take any of the following actions without the required board vote: (i) hire or fire the chairman, CEO, CFO or COO of SKGL and its subsidiaries, (ii) approve any annual budget or business plan, (iii) subject to certain exceptions, approve, authorize, declare, make or pay any dividend, distribution, repurchase or redemption of equity securities, (iv) incur indebtedness for borrowed money or capital lease obligations in excess of €10,000,000 in any 12 month period not permitted under the senior credit facility, (v) subject to certain exceptions, announce, approve, authorize, execute a definitive agreement with respect to or complete any acquisition or divestiture with an enterprise value in excess of €25,000,000, (vi) announce, approve, authorize, execute a definitive agreement with respect to the sale of certain non-core assets of Kappa, (vii) enter into certain affiliate transactions, (viii) voluntarily instigate insolvency proceedings, (ix) accelerate vesting on class H convertible shares of SKGL unless there is similar accelerated vesting on the class B convertible shares and class F convertible shares of SKGL, (x) approve, authorize, execute or amend any definitive agreement or plan regarding management equity issuances, (xi) enter into or exit any business line, or (xii) appoint an attorney to take any of the foregoing actions that require required board vote.

General Voting Agreement.   Each investor party to the shareholders agreement (other than the management investors) agrees to vote their equity securities of SKGL as directed by required shareholder approval as long as such action is not materially adversely discriminatory to such party in a manner different from the MDCP majority or the CVC / Cinven Partnership.

Termination.   The shareholders agreement will terminate upon the earlier of a public listing of the ordinary shares of SKGL and a sale of SKGL to an independent third party pursuant to which such party acquires (i) capital stock of SKGL possessing the voting power to elect a majority of SKGL’s board of directors or (ii) all or substantially all of SKGL’s assets. However, with respect to the right of any management investor to appoint a purchased equity director, such management investor’s rights will not terminate until the earlier of a sale of SKGL of the type described above or the date on which such management investor no longer satisfies the ordinary share ownership requirements entitling such management investor to appoint a purchased equity director. The rights of the MDCP co-investors to appoint or nominate the MDCP IV directors and the MDCP III director pursuant to the shareholders agreement terminates on the date that the MDCP co-investors and their affiliates are deemed to beneficially own less than 10% of the ordinary shares of SKGL pursuant to the shareholders agreement. The rights of the CVC / Cinven Partnership to appoint or nominate the CVC directors pursuant to the shareholders agreement terminates on the date that the CVC co-investors and their affiliates are deemed to beneficially own not less than 10% of the ordinary shares of SKGL pursuant to the shareholders agreement. The rights of the CVC / Cinven Partnership to appoint or nominate the Cinven directors pursuant to the shareholders agreement terminates on the date that the Cinven co-investors and their affiliates are deemed to beneficially own not less than 10% of the ordinary shares of SKGL pursuant to the shareholders agreement.

Registration Rights Agreement

Each of the MDCP co-investors, the CVC / Cinven Partnership, the management investors, certain additional co-investors and SKGL entered into the Amended and Restated Registration Rights Agreement, dated as of December 1, 2005, which we refer to as the “registration rights agreement.” The registration rights agreement replaced the Registration Rights Agreement of JSG Packaging (now known as Smurfit Kappa Group Limited), dated as of February 6, 2004, which in turn replaced the Amended and Restated Registration Rights Agreement, dated as of September 5, 2002, entered into by the MDCP co-investors, the management investors, certain additional co-investors and JSL in connection with the JSG Acquisition, which had substantially the same terms.

Demand Registrations.   Under the registration rights agreement, after an initial public offering of equity securities of SKGL, the holders of a majority of the registrable securities held by the MDCP co-investors and their affiliates have the right at any time to require SKGL to register any or all of their securities under up to three long-form registrations (but, after the time that the MDCP co-investors and their affiliates cease to own at least 10% of fully-diluted ordinary shares of SKGL, no more than one long-form registration) and if available, an unlimited number of registrations on Forms F-2 and F-3 or similar short-form registrations, which we refer to as “short-form registrations,” at SKGL’s expense. We refer to each of these types of registrations as “demand registrations.”

Furthermore, under the registration rights agreement, after an initial public offering of equity securities of SKGL, the CVC / Cinven Partnership has the right at any time to require SKGL to register any or all of their securities under up to three long-form registrations (but, after the time that the CVC / Cinven Partnership ceases to own at least 10% of fully-diluted ordinary shares of SKGL, no more than one long-form registration) and if available, an unlimited number of registrations on Forms F-2 and F-3 or similar short-form registrations, which we refer to as “short-form registrations,” at SKGL’s expense.

The aggregate offering value of each long-form registration must be at least $100 million and the aggregate offering value of each short-form registration must be at least $50 million

SKGL is not required, however, to effect any long-form registration within 180 days after the effective date of a previous demand registration which was a long-form registration or a registration in which the holders of the registrable securities were given piggyback rights pursuant to the registration rights agreement. In addition, SKGL may postpone for up to 180 days the filing or the effectiveness of a registration statement for a demand registration if SKGL’s board of directors determines that such demand registration would reasonably be expected to have a material adverse effect on any proposal or plan by SKGL or any of its subsidiaries to engage in any material acquisition of assets or any material merger, tender offer, reorganization or similar transaction.

Piggyback Registrations.   All holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at SKGL’s expense whenever SKGL proposes to register any offering of its equity securities (other than pursuant to a registration statement on Form F-4 or Form S-8 under the U.S. Securities Act) and the registration form to be used may be used for the registration of such registrable securities.

Transactions with Directors and Executive Officers

No transaction material to us, on a consolidated basis, has been entered into in the last three years with any director, executive officer or member of their respective families or with any major shareholder except for that described under Related Party Transactions . There are no loans outstanding between us or our subsidiaries and any director or executive officer or member of their respective families or with any major shareholder.

Related Party Transactions

In June 2005, SKG disposed of the Group companies which owned and operated The K Club, some land proximate to The K Club and the site of the former paper mill in Clonskeagh for total cash proceeds of €115 million to a company controlled by Sir Michael Smurfit, the Chairman of the Group. As required under Irish law, shareholder approval was sought and received for the proposed transaction.

In 2005 the Group purchased in the normal course of business approximately 28,000 metric tons of  paper amounting to  approximately €11 million from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his  brothers  Sir Michael Smurfit, our Chairman, and Dr. Alan Smurfit. At December 31, 2005, an amount of €3.2 million was owing by SKG to Savon Sellu.

Transaction Fees

Madison Dearborn received a fee of approximately €38.0 million at the closing of the JSG Acquisition plus out-of-pocket expenses incurred in connection with the JSG Acquisition. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and related expenses.

Interests of Experts and Counsel

Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in funds affiliated with Madison Dearborn. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn and certain of its affiliates in connection with legal matters.

Item 8.                        Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

In addition to litigation arising in the ordinary course of business, we were involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired ICSA, a Spanish incorporated company, from a subsidiary of Torras. In early 1989, JSG acquired a 35% interest in another Spanish company, INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of

ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability had been claimed. JSG and Smurfit International B.V. have each indemnified Sir Michael Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated total exposure relating to the liabilities, including interest through December 31, 2002, was approximately €118 million, for which no reserve has been taken and which amount could accrue interest until payment of any final judgment. Preliminary proceedings commenced in March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has now taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot assure you, however, that the consequences of any future adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

We are also the subject of litigation in the Dominican Republic arising from the acquisition in 1996 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits, as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for yet another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

We believe the foregoing lawsuits are without merit and are defending them vigorously.

In May 2004, Kappa Packaging’s subsidiary Kappa Zülpich was visited by the German “Bundes Kartellamt” regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. We are cooperating fully with the investigation.

In July 2004, representatives of the Office of Fair Trading visited our UK operation. We understand that the investigation, which centers on the sheet-feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into the high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, swaps and market concentration. We are co-operating fully with the ongoing investigation.

We are also a party to various claims and legal actions that arise in the ordinary course of business, including with respect to environmental matters. For more information, see “—Environmental Issues.” We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition and results of operations.

Dividends

The senior notes indentures, the senior subordinated notes indentures and the new senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long term best interests. For example, these covenants significantly restrict our ability to:

•       pay dividends or make certain other payments, investments, loans and guarantees;

•       incur additional indebtedness;

•       create liens or other encumbrances; and

•       sell or otherwise dispose of assets and merge or consolidate another entity.

In addition, the new senior credit facility requires us to comply with certain financial covenants

Item 9.                        The Offer and Listing

The 10 1/2% Senior Notes due 2012, the 9 5/8% Senior Notes due 2012 and the 7.75% Senior Subordinated Notes due 2015 are listed on the Luxembourg Stock Exchange.

Item 10.      Additional Information

Memorandum and Articles of Association

The following is a summary of JSG Funding Memorandum and Articles of Association. A copy of the Memorandum and Articles of Association of JSG Funding plc is included as an exhibit to this annual report.

JSG Funding is registered with the Companies Registration Office in Ireland and its company number is 357958.

Objects and Purposes of JSG Funding

The objects of JSG Funding, as set out more fully in clause 3 of its memorandum of association are as follows:

•  To carry on in any or all of its branches the business of manufacturing, producing, selling, exporting, importing and dealing in and with any and all kinds of paper, paperboard, cardboard, strawboard, plastic, paper substitutes and paper materials generally which may be manufactured or produced from any material or by any process or method and any and all ingredients, by-products and compounds thereof and all articles, commodities, materials or substances made of the foregoing may be utilized, including, without limiting the generality of the foregoing, cartons, boxes, gabs, packaging, books, insulating material, wall board, corrugated wrappers, plastic wrappers and containers, building supplies, stationer, toilet accessories, clothing and every other kind of goods, wares and merchandise in the manufacture, production or processing of which paper or its components or compositions might be employed and any and all materials that may be used or useful in connection with such manufacture or production.

•  To acquire and hold controlling and other interests in the share or loan capital of any company or companies.

Directors

JSG Funding is managed by directors. There shall be no less than two nor more than ten directors. The directors may exercise all such powers of JSG Funding as are not, under the Articles of Association or the Irish Companies Acts, 1963 to 2005, which we refer to as the “Irish Companies Acts”, required to be exercised by JSG Funding in the general meeting of shareholders.

The directors may delegate any of their powers to any committee consisting of one or more directors. The directors may by power of attorney appoint any company, firm or person, whether nominated directly or indirectly by the directors, to be the attorneys of JSG Funding and with such powers, authorities and discretions for such period and subject to such conditions as they may think fit.

Material Interests

A director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with JSG Funding shall declare the nature of his interest at a meeting of the directors in accordance with the Irish Companies Acts.

Except as provided for in JSG Funding’s Articles of Association, a director shall not vote in respect of any contract or arrangement or any other proposal in which he has any material interest which conflicts or may conflict with the interest of JSG Funding otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through JSG Funding. A director shall not be counted in the quorum present at a meeting related to such a resolution where he is not entitled to vote.

Remuneration

The remuneration of directors is determined by ordinary resolution of JSG Funding and is divisible among the directors as they agree, or failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for portion of remuneration to the period during which he has held office.

Any director who is called upon to perform extra services which in the opinion of the directors are outside the scope of the ordinary duties of a director, JSG Funding may remunerate such director either by a fixed sum or by a percentage of profits or otherwise as may be determined by resolution passed at a meeting of the directors and such remuneration may be either in addition or in substitution for any other remuneration to which he may be entitled as a director.

The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of JSG Funding or in connection with the business of JSG Funding. The directors have the power to provide benefits, including pension, gratuities, or otherwise, for any director, former director or other officer or former officer of JSG Funding.

Borrowing Powers

Subject to the Companies (Amendment) Act, 1983, the directors may exercise all the powers of JSG Funding to borrow or raise money, to mortgage or charge its undertaking, property, assets or uncalled capital, and to issue debentures, debenture stock and other securities whether outright or as collateral security for debts, liability, or obligation of JSG Funding or any third party, without any limitation as to amount.

Retirement

At every annual general meeting one-third of the directors (other than any managing director and any director holding an executive office) or if their number is not three or a multiple of three then the number nearest one-third, shall retire from office. A retiring director is eligible for re-election. Those directors to retire by rotation shall be the directors who have been in office the longest since the last election.

Number of Shares for Directors’ Qualification

Currently, a director is not required to hold any shares of JSG Funding in order to qualify for directorship. A shareholding qualification for directors may be fixed by JSG Funding in general meeting.

Rights of Each Class of Shares

Dividend Rights

Each share, subject to the provisions of the Articles of Association and the Irish Companies Act, may be issued with such rights and restrictions as JSG Funding may determine by ordinary resolution.

Subject to the provisions of the Companies (Amendment) Act 1983, JSG Funding may in general meeting declare dividends in accordance with the respective rights of the shareholders. No dividend shall exceed the amount recommended by the directors. The directors may also from time to time pay interim dividends.

The directors, before recommending any dividend, set aside out of the profits of JSG Funding such sums as they think proper as a reserve or reserves.

Capitalization of Distributable and Non-distributable Profits and Reserves

At a general meeting of shareholders, JSG Funding may, upon the recommendation of the directors, resolve that it is advantageous to capitalize any part of the amount for the time being standing to the credit of any of JSG Funding’s reserve accounts or to the credit of the profit and loss account.

Voting Rights

Shareholders may exercise their votes either personally or by proxy, subject to any rights and restrictions attached to any class or classes of shares. Voting is conducted by a show of hands and every member present in person and every proxy shall have one vote. On a poll, every member present or by proxy shall have one vote per share.

If there are joint holders of a share, the vote of a senior shall prevail over all other joint holders. Seniority is determined by the order in which the names of the holders appear on the register with respect to the share.

If at any time the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths of the nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class, and may be so varied or abrogated whether or not JSG Funding is being wound-up. The quorum at any such meeting, other than the adjourned meeting, shall be two persons holding or representing the proxy of at least one-third of the issued shares of the class. If at any adjourned meeting of such holders a quorum as defined above is not present within thirty minutes of the time appointed for such adjourned meeting those members who are present in person or by proxy shall be a quorum.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Reserves

The directors may, before recommending any dividend, set aside out of the profits of the company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the directors may lawfully determine. The directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

Redemption Provisions

Subject to the provisions of the 1990 Act, JSG Holdings may agree with any shareholder that all or part of such shareholder’s shares are to be redeemed or are liable to be redeemed at the option of JSG Holdings or the shareholder on such terms and in such manner as may be determined by the directors of JSG Holdings. Also, subject to the provisions of the 1990 Act, JSG Holdings may issue any shares of the company which are to be redeemed or are liable to be redeemed at the option of the company or the shareholder on such terms and in such manner as may be determined by the company in general meeting by special resolution on the recommendation of the directors.

Changing the Rights of Holders of Stock

Disclosure of Interests

The directors may, in their absolute discretion, when they consider it to be in the best interests of JSG Funding, give notice to the holder of any share requiring them to notify JSG Funding of the particulars of certain matters, as follows:

•  his interest in such share;

•  interest of all persons having beneficial interest in the share; and/or

•  any agreement that pertains to the transferability of the share.

Depending on whether the person who has a beneficial interest in the share is a corporation, trust, society or any other legal entity or association of individuals, the directors may require full and accurate information about the names and addresses of the individuals who control the shares, interest or unit of such corporation, trust, society, or other entity or association.

Alteration of Share Capital

JSG Funding may, pursuant to an ordinary resolution of shareholders, increase its share capital. JSG Funding may also, subject to the provisions of the Articles of Association, consolidate, subdivide, or cancel any shares. JSG Funding may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium in any manner and with, and subject to, any incident authorized, and consent required, by law. JSG Funding has first and senior lien on every share not being a fully paid share for all monies (whether immediately payable or not) called or payable at a fixed time in respect of that share.

Transfer of Shares

All transfers of shares may be effected by transfer in writing in any usual or common form or in any form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of JSG Funding.

The directors may, in their absolute discretion and without assigning any reason, refuse to register:

•  the transfer of a share warrant if the conditions of issue of any share warrants so authorize or permit the directors to so refuse; or

•  any transfer of a share which is not fully paid.

The directors may also decline to recognize any instrument of transfer unless the instrument of transfer:

•  is accompanied by the certificate of the shares or share warrants to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

•  in respect of only one class of share or share warrant only; and

•  in favor of not more than four transferees.

Restriction of Voting Rights

When a specified event occurs shareholders’ rights may be restricted. These events are:

•  failure of the holder or holders to pay any call or installment of a call in the correct manner and by the time required for such payment;

•  failure of the holder or holders to comply, to the satisfaction of the directors, with the terms of Article 15 of JSG Funding’s Articles of Association regarding disclosure of beneficial ownership in respect of any notice or notices given to him or any of them; or

•  the failure by a transferee named in a transfer presented for registration to comply, to the satisfaction of the directors, with all or any of the terms of Article 15 of the Articles of Association in respect of any notice or notices given to him or any transferee.

If any of these events occur, the directors may serve a restriction notice to the holder of the shares. This restriction notice shall prevent such holder from attending, speaking or voting either personally or by proxy at any general meeting.

Purchase of Own Shares

Subject to the provisions of the Irish Companies Acts and the Articles of Association, JSG Funding may purchase any of its shares (without any obligation to purchase on any pro rata basis as between shareholders of the same class) on such terms and conditions in such manner as the directors may determine. JSG Funding may cancel any shares so purchased, hold them as treasury shares or reissue any such shares. The manner in which shares can be purchased and held is described in Section 211 and Section 209 of the Companies Act, 1990.

General Meetings

Each year JSG Funding shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify this in the meeting notice. Any general meeting other than the annual general meeting shall be called an extraordinary general meeting. Directors may call general meetings, and extraordinary meetings may be called on such requisition, or in default, in such manner as provided by the Irish Companies Acts. Subject to the provision of the Irish Companies Acts, any annual general meeting and a meeting called for passing of a special resolution shall be called upon at least 21 days’ notice in writing and other meetings shall be called upon at least 14 days’ notice in writing. The notice period shall be calculated by excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect. The notice shall specify the time, place and general nature of the business to be transacted. The accidental omission to give notice of a meeting, or the non-receipt of notice of a meeting, shall not invalidate the proceedings at that meeting.

No business shall be transacted at any general meeting unless there is quorum. Three members present in person or by proxy and entitled to vote shall be a quorum.

The chairman, if any, shall preside at every general meeting, and if there is no such chairman or in his absence the directors shall elect one of them to act as chairman of the meeting. The chairman with consent of a meeting at which quorum is present, may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

Winding-Up

If JSG Funding is wound up, the liquidator may, with the sanction of a special resolution of JSG Funding and any other sanction required by the Irish Companies Acts, divide among the members in specie or kind the whole or any part of the assets of JSG Funding (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

Untraced Members

JSG Funding is entitled to sell, at the best price reasonably obtainable, any share registered in the name of holder or person entitled by transmission, who remain untraced after 12 years. This is provided that:

•  the holder failed to communicate with JSG Funding during the 12 year period;

•  JSG Funding by advertisement has indicated its intent to sell the share;

•  JSG Funding has received no communication from the untraced member for three months following its advertisement; and

•  if any shares are listed or dealt in on the Irish Stock Exchange, JSG Funding has first given notice in writing to the Irish Stock Exchange of its intention to sell such shares.

To give effect to such a sale, JSG Funding may appoint any person to serve as a transferee of the proceeds. The net proceeds shall be held in a separate account which shall be a debt of JSG Funding.

Material Contracts

Acquisition of Jefferson Smurfit Group plc

On October 7, 2002, an investor group led by Madison Dearborn Partners and management of JSG (the “Transaction”) acquired Jefferson Smurfit Group plc. The following reflect substantially all of the material contracts entered into in connection with the Transaction.

Financing Arrangements.   The following contracts were entered into by the parties named below to finance the Transaction:

Senior Credit Facility.   In connection with the Transaction, JSG Acquisitions as original borrower entered into a senior credit facility on September 12, 2002, with Deutsche Bank AG London, as facility agent and security agent, Deutsche Bank AG London and Merrill Lynch International as joint arrangers and joint bookrunners, Deutsche Bank AG London and Merrill Lynch Capital Corporation and others as original lenders, JSL, JSG Funding and JSG Acquisitions as original guarantors, and a syndicate of financial institutions and institutional lenders. The senior credit facility originally provided for facilities of up to €2.525 billion. The Senior Credit Facility was subsequently refinanced by the New Senior Credit Facility referred to below on November 30, 2005 as part of the financing arrangements for the merger with

Kappa Holding B.V. Where references are made to senior credit facility the reference applies to both the Senior Credit Facility and the New Senior Credit Facility as appropriate.

Senior Notes due 2012 of JSG Funding.   As part of the Transaction, JSG Funding issued €350 million in aggregate principal amount of 10 1/8% senior notes due 2012, pursuant to a Euro Indenture, dated as of September 30, 2002, among JSG Funding, JSG Acquisitions and Deutsche Bank Trust Company Americas, as trustee, and $545 million in aggregate principal amount of 9 5/8% senior notes due 2012, pursuant to a Dollar Indenture, dated September 30, 2002, among JSG Funding, JSG Acquisitions and Deutsche Bank Trust Company Americas, as trustee. As part of the SSCC Asset Swap (as defined below), JSG Funding issued an additional $205 million in aggregate principal amount of 9 5/8% senior notes due 2012 under the Dollar Indenture. The senior notes mature on October 1, 2012. The senior euro notes bear interest at a rate equal to 10 1/8% per annum. The senior dollar notes bear interest at a rate equal to 9 5/8% per annum. Through maturity, interest on the senior notes is payable semi-annually in arrears on April 1 and October 1 of each year. The senior notes are general, unsecured obligations of JSG Funding and rank equally with or senior in right of payment to all current and future indebtedness of JSG Funding. Each series of the senior notes will rank pari passu with the other and senior in right of payment to, among other things, the senior subordinated notes. The senior notes effectively rank junior to all of the existing and future  indebtedness of JSG Funding’s subsidiaries, including those of JSG Acquisitions and all borrowing under the senior credit facility, whether such debt is secured or unsecured. JSG Acquisitions is the guarantor of the senior notes on a senior subordinated basis. The guarantees rank behind all current and future senior indebtedness of JSG Acquisitions, including all borrowing under the senior credit facility. The guarantees also rank behind all liabilities of JSG Acquisitions’ subsidiaries. The indentures governing the senior notes contain customary covenants and events of default.

Units Private Placement.   As part of the Transaction, JSL and JSG Funding issued 100,000 euro units and 150,000 dollar units for an aggregate of approximately €252.7 million in net proceeds (at the September 23, 2002 exchange rate of €1.00 = $0.9822). The units were issued pursuant to a Euro Unit Agreement, dated as of October 2, 2002, among JSG Funding, JSL, Deutsche Bank AG London, as Euro Unit Agent, and Deutsche Bank Trust Company Americas, as Euro Trustee and Warrant Agent, and a Dollar Unit Agreement, dated as of October 3, 2002, among JSG Funding, JSL, Deutsche Bank Trust Company Americas, as Dollar Unit Agent and Deutsche Bank AG London, as Co-Warrant Agent. Each euro unit consisted of a €1,000 principal amount 15.5% subordinated note due 2013 of JSG Funding, and a warrant to subscribe for ordinary shares of JSL. Each dollar unit consists of a $1,000 principal amount 15.5% subordinated note due 2013 of JSG Funding, and a warrant to subscribe for ordinary shares of JSL.

15.5% Subordinated Notes due 2013 of JSG Funding.   In January 2005, JSG Funding commenced a tender offer to purchase, for cash, all outstanding existing 15.5% subordinated notes ( the ‘‘Tender Offer’’). The Tender Offer was completed on February 14, 2005. All of the euro 15.5% subordinated notes were tendered. The approximately 0.01% of the 15.5% dollar subordinated notes not tendered in February 2005 were redeemed on October 28, 2005 at a redemption price of 108.0%, in accordance with the terms and conditions of the indenture governing the dollar subordinated notes.

Equity Warrants.   Holders of the 15.5% subordinated notes received warrants to purchase, in the aggregate, 1.0% of the outstanding ordinary shares of JSL, inclusive of the ordinary shares issuable upon the exercise of the warrants, at the price of €0.001 per ordinary share, subject to certain anti-dilution protections. The warrants were issued pursuant to a Warrant Agreement, dated as of October 2, 2002, by and among JSL, Deutsche Bank Trust Company Americas, as Warrant Agent, Deutsche Bank AG London, as Co-Warrant Agent and MDCP Co-Investors (as defined therein), as amended by the First Amendment to Warrant Agreement, dated as of March 31, 2003, among the Company, the Warrant Agent and the Co-Warrant Agent, and as supplemented by the Supplemental Warrant Agreement, dated as of February 6, 2004, among JSL, the Warrant Agent, the Co-Warrant Agent and SKGL. In accordance with the terms of the Supplemental Warrant Agreement, SKGL assumed the obligations of JSL in respect of the warrants and, accordingly, the warrants are now in respect of the issue of the outstanding ordinary shares of SKGL. The warrants will expire on October 1, 2013. In addition, the holders of warrants are entitled to certain registration rights, tag-along rights and drag-along obligations.

2005 Refinancing Transaction   The following contracts were entered into by the parties named below as part of the Refinancing Transactions to finance the repayment of the 15.5% Subordinated Notes due 2013 of JSG Funding.

7.75% Senior Subordinated Notes due 2015 of JSG Funding.   JSG Funding issued the 7.75% euro senior subordinated notes in an aggregate principal amount of €217.5 million under a Euro Indenture, dated January 31, 2005, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank Luxembourg S.A., as paying agent and transfer agent, and Deutsche Bank AG London, as principal paying agent and transfer agent, and issued the 7.75% dollar senior subordinated notes in an aggregate principal amount of $200 million under a Dollar Indenture, dated as of January 31, 2005, between JSG Funding and Deutsche Bank Trust Company Americas, as trustee, and Deutsche Bank Luxembourg S.A., as paying agent and transfer agent. The senior subordinated notes mature on April 1, 2015 and bear interest at a rate equal to 7.75% per annum. Through maturity, the interest on the subordinated notes is payable each April 1 and October 1 in cash. The senior subordinated notes are unsecured obligations of JSG Funding and are subordinated in right of payment to all existing and future senior indebtedness of JSG Funding. The subordinated notes are not guaranteed by any of JSG Funding’s subsidiaries. As a result, they also effectively rank behind all current and future liabilities, including trade payables, of JSG Funding’s subsidiaries. The indentures governing the senior subordinated notes contain customary covenants and events of default.

Tender offer for 15.5% Subordinated Notes due 2013 of JSG Funding.   On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding JSG Funding 15.5% subordinated notes (the “Tender Offer”). JSG Funding applied the net proceeds from the offering of the €217.5 million 7.75% Senior Subordinated Notes due 2015 and the $200 million 7.75% Senior Subordinated Notes due 2015 to fund the purchase of its 15.5% subordinated notes.

SSCC Asset Swap.   Pursuant to (i) that certain Stock Purchase Agreement, dated February 20, 2003, by and among Smurfit-Stone Container Corporation (“SSCC”), Stone Container France S.A. (“SIF”) and Smurfit International B.V. (“SIBV”) (the “EC Agreement”) and (ii) that certain Exchange and Sale Agreement, dated February 20, 2003, by and among SSCC, Stone, SSCC LUX I S.A.R.L., SSCC LUX VII S.A.R.L. (“Lux VII”), SIBV, SIF and Smurfit Canada Holdings Limited (the “MBI Agreement” and together with the EC Agreement, the “Agreements”), JSG purchased substantially all of the assets that comprised SSCC’s European operations for JSG’s 50% ownership interest in Smurfit MBI of Canada and a cash payment of approximately €185 million (the “SSCC Asset Swap”). The Agreements contain standard representations and warranties as to the respective businesses involved in the transaction and requires both parties to provide indemnification to the other against certain losses in certain circumstances. The SSCC Asset Swap was completed on March 30, 2003.

Merger with Kappa Holding B.V.

On December 1, 2005, JSG Acquisitions acquired Kappa Holding B.V. (the “Merger”). The following reflect substantially all of the material contracts entered into in connection with the Merger.

Share Purchase Agreement.   On November 23, 2005, JSG Packaging, JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa, and the other Kappa shareholders entered into a Share Purchase Agreement (the “Share Purchase Agreement”).  Pursuant to the Share Purchase Agreement, JSG Packaging and its subsidiaries and Kappa and its subsidiaries merged their respective operations on December 1, 2005.  JSG Packaging was re-named Smurfit Kappa Group Limited.  The Merger was completed through the issue of class B ordinary shares of Parent and the payment of consideration comprising €238 million in cash and the issuance of a subordinated promissory note in the amount of approximately €89 million to Kappa’s shareholders.  As a result of the Merger, JSG Packaging’s shareholders own approximately 58.3% and Kappa’s shareholders own approximately 41.7% of SKGL.

New Senior Credit Facility.   The following contract was entered into by the parties named below in connection with the Merger.

On November 30, 2005, JSL, JSG Acquisitions, certain other subsidiaries of JSL, as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent, entered into a senior credit facility (the “New Senior Credit Facility”).  This facility consists of a €485 million amortizing A Tranche maturing in 2012, a €1,188 million B Tranche maturing in 2013 and a €1,189 million C Tranche maturing in 2014.  The borrowers have €875 million of additional borrowing availability under the New Senior Credit Facility, including a €600 million revolving credit facility.  On December 1, 2005, €2,622 million and US$175 million was drawn under the New Senior Credit Facility to fund the initial cash consideration for the Kappa shares, to refinance the existing senior credit facility of JSG Acquisitions and the existing senior credit facility of Kappa Packaging B.V. (“Kappa Packaging”), and to fund the redemption price for the 10 5/8% Senior Subordinated Notes due 2009 and the 12 1/2% Senior Subordinated Discount Notes due 2009 issued by Kappa Beheer B.V., and to pay related costs and expenses.

Priority Agreement.   The following contract was entered into by the parties named below in connection with the New Senior Credit Facility.

On November 30, 2005, JSL, certain subsidiaries of JSL, as obligors, certain banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, certain banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent, entered into a priority agreement (the “Priority Agreement”). The Priority Agreement provides, among other things, that each of the intercompany loans made by JSG Funding to JSG Acquisitions is subordinated in right of payment to the prior payment in full in cash of all obligations of JSG Acquisitions in respect of senior obligations under the New Senior Credit Facility. The intercompany loans consist of JSG Funding’s loans to JSG Acquisitions of the gross proceeds JSG Funding received from the issuance of 9 5/8% senior notes due 2012, 10 1/8% senior notes due 2012 and 7.75% senior subordinated notes due 2015.

Management Arrangements.   In connection with the Transaction, each of the executive officers of JSG entered into an employment agreement and management equity agreement with JSL. The management equity agreement was amended and restated in December 2005 in connection with the merger and the formation of SKGL. A detailed description of the contract is set forth in this Form 20-F under Item 6 under the caption “Management Equity Agreements.”

Investor Arrangements.   In connection with the Transaction, substantially all of the investors in the Transaction (including the management investors) entered into a number of agreements relating to their equity investment in JSL. Each of these agreements were amended and restated in December 2005 in connection with the merger and the formation of SKGL. A detailed description of each of these contracts is set forth in this Form 20-F under Item 7 under the captions “Registration Rights Agreement” and “Shareholders and Corporate Governance Agreement.”

Exchange Control

There are no Irish foreign exchange control restrictions on the payment of dividends on the Ordinary Shares to holders non resident in Ireland or on the conduct of our operations.

Taxation

United States Taxation

The following is a description of the material U.S. tax consequences of the acquisition, ownership and disposition of the 9 5/8% senior notes due 2012, the 10 1/8% senior notes due 2012 and the 7.75% senior subordinated notes due 2015 (collectively, the “notes”). The statements regarding U.S. tax laws and practices set out below, including the statements regarding U.S./Irish double taxation convention relating to income and capital gains, which we refer to as the Tax Treaty, assume that the notes were issued, and transfers thereof and payments thereon will be made, in accordance with the applicable notes indenture. For purposes of the Tax Treaty and the U.S. Internal Revenue Code of 1986, as amended to the date hereof, which we refer to as the Code, U.S. Holders of book-entry interests will be treated as owners of the notes underlying such book-entry interests and, except as noted below, the tax consequences of owning book-entry interests will be the same as those applicable to ownership of the notes.

Holders of the notes are also advised to consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership and disposition of the notes, including the effect of any state, local, or foreign tax laws.

This discussion deals only with investors that hold notes as capital assets. The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the notes as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, a person that actually or constructively owns more than 10% of the voting stock of JSL, traders in securities that have elected the mark-to-market method of accounting for their securities, or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” generally means (i) a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation, partnership or limited liability company created or organized under the laws of the U.S. or any political subdivision thereof, (iii) a person or entity that is otherwise subject to U.S. federal income tax on a net income basis in respect of income derived from the notes or (iv) a partnership to the extent the interest therein is owned by a person who is described in clause (i), (ii) or (iii) of this paragraph. As used herein, the term “Non-U.S. Holder” means anyone that is not a U.S. Holder.

This discussion assumes that, for U.S. federal income tax purposes, the notes are treated as debt. The discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our notes should consult their tax advisors.

The discussion may not address your particular circumstances. You are thus urged to consult your tax advisors as to the federal, state, local, foreign and other tax consequences of acquiring, owning and disposing of the notes to you based on your particular circumstances.

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained herein was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any tax-related matters addressed herein.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Consequences to U.S. Holders

Payment of Interest.   The notes were not issued with original issue discount. Accordingly, a U.S. Holder will be taxed on the interest on a note at ordinary income rates at the time at which such interest accrues or is received in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

A U.S. Holder who uses the cash method of accounting for federal income tax purposes and who receives interest on a euro note, which we refer to as a “foreign currency note,” in a currency other than the U.S. dollar, which we refer to as “foreign currency,” will be required to include in income the U.S. dollar value of such foreign currency, determined using the spot rate in effect on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. No currency exchange gain or loss will be recognized by such holder on such interest payments if the foreign currency is converted into U.S. dollars on the date received at that spot rate. The U.S. federal income tax consequences to a U.S. Holder of a foreign currency note of the conversion of foreign currency received in respect of the foreign currency note to U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

A U.S. Holder who uses the accrual method of accounting for federal income tax purposes will be required to include in income the U.S. dollar value of the amount of interest income accrued with respect to a foreign currency note in a taxable year in accordance with either of two methods. Under the first method, the U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the relevant interest accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the portion of such accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the spot rates for each business day of such period (or such other average that is reasonably derived and consistently applied). Under the second method, an accrual basis U.S. Holder may elect to translate such accrued interest income using the spot rate in effect on the last day of the accrual period or, with respect to a partial accrual period, using the spot rate in effect on the last day of the taxable year. If the last day of an accrual period is within five business days of the receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate in effect on the date of receipt. The above described election must be made in a statement filed with the U.S. Holder’s first U.S. tax return for which the election is effective and must be applied consistently to all debt obligations held by the U.S. Holder from year to year and may not be changed without the consent of the Internal Revenue Service. Whether or not such election is made, a U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such interest income is actually paid or received (including upon a sale or other disposition of such note, the receipt of proceeds of which include amounts attributable to accrued interest previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued interest and the U.S. dollar value of the interest income that accrued during such interest accrual period (as determined above). No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

Disposition of Notes.   Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less any portion attributable to accrued but unpaid interest or market discount (discussed below), both of which will be treated as ordinary income for U.S. federal income tax purposes) and such U.S. Holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in a dollar note generally will equal the cost of the dollar note to such U.S. Holder, less any principal payments received by such U.S. Holder plus any market discount previously included in income by the holder with respect to the note. Assuming the foreign currency notes are not traded on an established securities market, (1) the amount realized by a U.S. Holder on a sale, exchange, retirement, or other disposition of a foreign currency senior note generally will be based on the U.S. dollar value of the foreign currency on the date of disposition, and (2) a U.S. Holder’s adjusted tax basis in a foreign currency note will equal the U.S. dollar cost of the foreign currency note to such holder on the date of purchase less any principal payments received by the U.S. Holder plus any market discount previously included in income by the holder with respect to the note.

If the foreign currency notes are traded on an established securities market, a special rule applies for the determination of the amount realized and the basis of the foreign currency notes held by a cash basis taxpayer. Pursuant to this rule, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of foreign currency notes that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service.

Except as provided below with respect to gain or loss on a foreign currency senior note attributable to currency fluctuations, a U.S. Holder’s gain or loss realized upon the sale, exchange, retirement or other disposition of a note will be long term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition of a note, the U.S. Holder has held the note for more than one year. If a U.S. Holder is an individual and the note being sold, exchanged, or retired is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

To the extent that the amount realized on a sale, exchange, retirement, or other disposition of a note represents accrued but unpaid interest, such amount must be taken into account as interest income, if it was not previously included in income, and exchange gain or loss may be realized as described above. See “—Payment of Interest.” In the case of a U.S. Holder who acquired the notes with market discount (discussed below), any gain recognized upon the sale, exchange, redemption, or other disposition of the notes generally will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held such notes, unless the U.S. Holder previously had elected to include such accrued market discount in the U.S. Holder’s income on a current basis. See “—Market Discount and Bond Premium.”

Gain or loss realized by a U.S. Holder upon the sale, exchange, or retirement, or other disposition of a foreign currency note that is attributable to fluctuations in the rate of exchange between the U.S. dollar and the foreign currency will be ordinary income or loss and generally will be treated as U.S. source gain or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the foreign currency note, determined at the spot rate on the date such payment is received or the foreign currency note is disposed of (or, where the foreign currency note is traded on an established securities market and the holder is a cash-basis taxpayer or an electing accrual basis taxpayer, on the settlement date), and (ii) the U.S. dollar value of the principal amount of the foreign currency note, determined at the spot rate on the date the U.S. Holder acquired the foreign currency note. Such foreign currency exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange, retirement, or other disposition of the foreign currency note.

Market Discount and Bond Premium

A U.S. Holder who purchases a note at a “market discount” that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules. In general, “market discount” is the excess of a debt instrument’s stated redemption price at maturity over the holder’s basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the JSG Funding) at least annually at a single fixed rate (or at certain qualifying variable rates).

Any gain on sale of a debt instrument attributable to a U.S. Holder’s unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction.

Instead of recognizing any market discount upon a disposition of a note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to notes pursuant to such election should be treated as interest on the notes (as discussed above). The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

Accrued market discount on a foreign currency note (other than market discount that a U.S. Holder has elected to currently include in income) will be translated into U.S. dollars at the spot rate on the date the foreign currency note is sold, exchanged, redeemed, or otherwise disposed of. No part of such accrued market discount is treated as exchange gain or loss. Accrued market discount that a U.S. Holder has elected to currently include in income will be translated into U.S. dollars at the average exchange rate for the accrual period. Such U.S. Holder may recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to market discount on the date such market discount is actually received (including upon a sale or other disposition of such note, the receipt of the proceeds of which include amounts attributable to accrued market discount previously included in income). The amount of ordinary income or loss recognized will be equal to the difference, if any, between the U.S. dollar value of the foreign currency received (determined using the spot rate in effect on the date such payment is received) in respect of such accrued market discount and the U.S. dollar value of the market discount that accrued during such accrual period. No additional exchange gain or loss will be recognized by such holder if such foreign currency is converted to U.S. dollars on the date received at that spot rate. The U.S. federal tax consequences of the conversion of foreign currency into U.S. dollars are described below. See “—Exchange of Foreign Currencies.”

In the event that a note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder’s tax basis in the note). The portion of the premium allocable to each interest payment generally is calculated based on the U.S. Holder’s yield to maturity for the note. If a U.S. Holder elects to amortize bond premium with respect to the note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

A U.S. Holder of foreign currency notes who has elected to offset payment of qualified stated interest on such foreign currency notes with an allocable portion of the premium will reduce interest income in units of foreign currency. Exchange gain or loss will be realized with respect to such premium by treating the portion of such premium amortized as a return of principal. With respect to a holder who does not elect to amortize premium, the amount of premium will constitute a market loss when the foreign currency note matures.

Exchange of Foreign Currencies.   A U.S. Holder will have a tax basis in any foreign currency received as interest or on the sale, exchange, retirement or other disposition of a note equal to such currency’s U.S. dollar value at the time such foreign currency is received. As discussed above, however, if the foreign currency notes are traded on an established securities market, cash basis taxpayers (or, upon election, accrual basis taxpayers) will determine the U.S. dollar value of any foreign currency received in connection with the sale, exchange, retirement or other disposition by translating such foreign currency received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. Any gain or loss realized by a U.S. Holder on a sale or other disposition of foreign currency (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and generally will be U.S. source gain or loss.

Foreign Tax Credit.   Interest received (and market discount recognized) by a U.S. Holder generally will be treated as foreign source income and will be considered “passive” income or “financial services” income, which is treated separately from other types of income in computing the foreign tax credit such U.S. Holder may take under U.S. federal income tax laws.

Consequences to Non-U.S. Holders

Interest and Market Discount on the Notes.   A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding with respect to the interest (or market discount) on a note. If, however, the interest (including market discount) on a note is effectively connected to a U.S. trade or business of the Non-U.S. Holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, such holder, although exempt from U.S. withholding tax, will be subject to U.S. federal income tax on such interest (and market discount) on a net income basis in a similar manner as if it were a U.S. Holder. Interest (and market discount) received by a Non-U.S. Holder on a note generally will be considered effectively connected with a U.S. trade or business only if the Non-U.S. Holder is (i) an insurance company carrying on a U.S. business to which such interest (or market discount) is attributable, within the meaning of the Code, or (ii) has an office or other fixed place of business in the U.S. to which the interest (or market discount) is attributable and either (x) the interest (or market discount) is derived in the active conduct of a banking, financing, or similar business within the U.S. or (y) the interest (or market discount) is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount) on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes.   A Non-U.S. Holder will generally not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of notes, provided that (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) and (ii) in the case of a foreign individual, the foreign person is not present in the U.S. for 183 days or more in the taxable year, and certain other conditions are met.

If an individual Non-U.S. Holder meets the effectively connected requirement described above, he will be taxed on his net gain (including any gain attributable to market discount) derived from the sale or other disposition under U.S. federal income tax rates applicable to a U.S. Holder.

If a Non-U.S. Holder that is a foreign corporation meets the “effectively connected” requirement described above, it will be taxed on its gain (including any gain attributable to market discount) under U.S. federal income tax rates applicable to a U.S. Holder and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Tax Shelter Reporting Requirements

If a holder of notes realizes a foreign currency loss in an amount that exceeds a certain threshold, it is possible that the provisions of U.S. Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters”, they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties may be imposed for failure to comply with these requirements. Holders should consult their own tax advisors concerning any possible disclosure obligation with respect to the notes.

Backup Withholding and Information Reporting

In general, holders may be subject to information reporting requirements and backup withholding at a rate of 28% with respect to interest on the notes and proceeds received on the sale, exchange or redemption of the notes. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

An individual U.S. Holder generally will be subject to backup withholding on payments or proceeds received through a U.S. broker or nominee unless such U.S. Holder provides its taxpayer identification number to the payor on a properly executed Internal Revenue Service Form W-9 or if the Internal Revenue Service notifies the payor that backup withholding is required for such U.S. Holder.

A Non-U.S. Holder generally will be subject to backup withholding on payments or proceeds received through a U.S. broker or nominee unless such Non-U.S. Holder certifies its foreign status by providing a properly executed Internal Revenue Service Form W-8 BEN, W-8IMY, or W-8ECI.

Any amount withheld under the backup withholding rules will be creditable against the U.S. federal tax liability of a U.S. Holder upon furnishing the required information to the Internal Revenue Service.

Irish Taxation

The following is a summary of the material current Irish tax law and practice with regard to holders of the notes. It does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to buy, hold, sell, redeem or dispose of the notes and does not constitute tax or legal advice but is a summary of the material Irish tax considerations. The comments relate only to the position of persons who are the beneficial owners of the notes and all coupons and other rights thereon, and who will hold notes as capital assets, and may not apply to certain classes of persons such as dealers in securities. The comments are generally based upon Irish tax law and the practice of the Irish Revenue Commissioners as of the date hereof, which may be subject to change. Prospective noteholders are advised to consult their own tax advisers concerning the overall tax consequences of such ownership.

Withholding Tax

Withholding tax will not apply to interest payments (whether satisfied in cash or in kind) made by JSG Funding to holders of the notes to the extent:

(1)          the notes are represented by a global note in bearer form and are quoted on a recognized stock exchange, which we refer to as “quoted eurobonds,” and interest payments are made:

a)     by or through a non-Irish paying agent; or

b)     by or through an Irish paying agent and:

(i)             the notes are held in a recognized clearing system such as Euroclear, or Clearstream, Luxembourg, or DTC; or

(ii)         an appropriate form of declaration of non-residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the notes and entitled to the interest (or, where the provisions of Irish tax legislation deem the interest to be that of some other person, by that person); or

(2)          the interest is paid in the ordinary course of a trade or business of JSG Funding and the holder is an “excluded company”. An excluded company for these purposes is a company which is tax resident in a Member State of the European Union, or in a territory with which Ireland has a double tax treaty, is not tax resident in Ireland, does not carry on a trade or business in Ireland through a branch or agency with which the interest is connected, and has provided the required confirmation of same to JSG Funding on or before the date on which the interest is paid; or

(3)          the holder is resident in a jurisdiction which has concluded a double tax treaty with Ireland which provides that payment of interest may be paid either without deduction or withholding or with reduced withholding in respect of taxes and the holder is entitled to the benefit of that exemption from, or, as the case may be, reduction of withholding tax and has made all the requisite filings with the appropriate authorities to obtain relief under that treaty in advance of any interest payment.

As the notes are listed on the Luxembourg Stock Exchange and provided they remain in global bearer form, they will qualify as “quoted eurobonds”. Furthermore the paying agent is located outside Ireland. Accordingly, for so long as this is the case, the exemption under 1(a) above should apply to payments of interest on the notes.

Original issue discount, if any, payable on the notes will not be subject to Irish withholding tax irrespective of the place of residence or ordinary residence of the holder.

Encashment Tax

A collection or encashment agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a note or realizing in Ireland any interest on behalf of a holder of a note must withhold income tax at the standard rate (which is currently 20%) on making payments of such interest. This obligation does not arise where the person that is the beneficial owner of the note and entitled to the interest is not resident in Ireland and has made a declaration in the prescribed form and has provided that declaration to the collection or encashment agent, and the interest is not deemed, under the provisions of Irish tax legislation, to be that of some other person. Holders should note that appointment of an Irish collection or encashment agent may (subject to the above) bring them within the charge to Irish encashment tax.

Taxation of Interest arising on the notes

Interest paid on notes issued in Ireland whether paid gross or not, or in cash or in kind, is Irish source income and may be chargeable to Irish income tax or corporation tax, as the case may be. In general, holders that are resident or ordinarily resident in Ireland for tax purposes will be chargeable to Irish corporation tax or income tax in respect of interest on the notes.

Holders that are not resident or ordinarily resident in Ireland for tax purposes will be exempt from Irish income tax in respect of interest on the notes where:

•       the holder is an “excluded company” as described above;

•       the notes constitute “quoted eurobonds” and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the European Union, or in a territory with which Ireland has a double taxation treaty and is not resident in Ireland, which we refer to as an “excluded person”; or

•       the holder is resident in a country with which Ireland has a double tax treaty, the provisions of which exempt such person from Irish income tax on the interest, which we refer to as an “exempt double tax treaty resident.”

Ireland operates a self assessment system of tax and any person other than an “excluded company”, “excluded person” or “exempt double tax treaty resident” in receipt of Irish source income comes within its scope, including a person who is neither resident nor ordinarily resident in Ireland. However, in the absence of a withholding tax there is currently no mechanism to enable the Irish Revenue Commissioners to obtain payment of any liability from a non-resident person and for that reason to date it has been the practice of the Revenue Commissioners not to seek to collect the liability from such non-resident persons unless the recipient of the income has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source, an Irish agency, branch, trustee or trade.

Generally, original issue discount payable by an Irish resident JSG Funding is regarded as Irish source income and therefore, although paid gross, may be chargeable to Irish income tax or corporation tax as the case may be. Holders that are resident or ordinarily resident in Ireland for tax purposes may be chargeable to Irish corporation tax or income tax in respect of original issue discount, if any, payable on the notes depending on their circumstances.

E.U. Savings Tax Directive

On June 3, 2003, the European Union adopted the directive regarding the taxation of savings income in the form of interest payments from debt-claims. Each Member State was required to implement the Directive before January 1, 2004 and to apply the Directive from January 1, 2005. With effect from 1 July 2005, the European Savings Directive was incorporated into Irish law. The aim of the Directive is to ensure that individual tax residents within the E.U. are subject to effective taxation on any interest income received by them. In order to achieve this, the majority of Member States have adopted a system of automatic exchange of information, however, certain States, such as Belgium, Austria and Luxembourg have opted to operate a withholding tax rather than exchange information. Certain dependant and associated territories of the UK and the Netherlands, such as Anguilla, Aruba and the British Virgin Islands have also adopted the Savings Directive from 1 July 2005. In addition, a series of agreements between the E.U. and Andorra, Liechtenstein, Monaco, San Marino and Switzerland also came into effect from 1 July 2005.

Capital Gains Tax

Holders resident or ordinarily resident in Ireland may be subject to Irish capital gains tax on any gain realized on the disposal (including redemptions) of the notes. Irish capital gains tax is chargeable (currently at the rate of 20%) on taxable capital gains, subject to any applicable indexation or loss relief.

Holders that are neither resident nor ordinarily resident in Ireland will not be subject to Irish capital gains tax on any gain realized on the disposal of the notes unless the notes either (i) are or were held for the purposes of a trade or business carried on by the holder in Ireland; or (ii) are not quoted on a stock exchange and derive (directly or indirectly) the greater part of their value from Irish land or exploration rights.

Anti Avoidance

Holders of the notes who are resident or ordinarily resident in Ireland for tax purposes (“Irish Holders”) may be subject to Irish income tax or corporation tax, as the case may be, arising from their disposal. The nature of the tax charge will depend on the particular circumstances of the holder.

Irish Holders should have regard, where appropriate, to the provisions relating to the taxation of income deemed to arise on certain sales of securities and other provisions contained in the Taxes Consolidation Act, 1997 relating to the purchase and sale of securities. In particular, certain Irish Holders should note that if they dispose of their notes “cum” interest they may be subject to income tax on the interest which has accrued on the notes up to the date of sale in certain circumstances. Irish Holders who sell or transfer the right to receive interest (whether paid in cash or in kind) on the notes without selling or transferring the notes, may be liable to pay income tax on that interest, in the tax year in which the right to receive the interest is sold. In addition, certain Irish holders who purchase the notes “cum” interest and who subsequently sell the notes “ex” interest may be disallowed loss relief for income tax in certain circumstances.

Stamp Duty

No Irish stamp duty will be payable on the issue or subsequent transfer of the notes.

Capital Acquisitions Tax

A gift or inheritance consisting of the notes will generally be within the charge to Irish capital acquisitions tax (which subject to available exemptions and reliefs, is currently levied at 20%) if either (i) the disponer or the donee/successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland (or in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor) on the relevant date or (ii) if the notes are Irish situated property. Bearer instruments (such as the notes while in bearer form) would not usually be Irish situated property unless they are physically located in Ireland or there is a register of such notes maintained in Ireland. In the event that the notes cease to be represented by a global bearer note and are issued in definitive form, the notes would be Irish situate property if the principal register is maintained or required to be maintained in Ireland.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, the June 2005 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 11.      Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Market Risk

We are exposed to changes in interest rates. Our senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As at December 31, 2005, we had variable rate debt of approximately €1,336 million. Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings of approximately €13 million. Under the terms of the senior credit facility, we have entered into one or more interest rate protection agreements establishing a fixed interest rate with respect to some of the outstanding term loan borrowing under the senior credit facility. We are required to keep these agreements or their replacements in place for at least two years after the closing of the transactions.

Currency Sensitivity

The consolidated group operates in the following principal currency areas: the euro, the U.S. dollar, the Swedish Krona and sterling. At the end of 2005, 59% of our net assets were denominated in currencies other than the euro, as compared to 29% at year-end 2004. In 2005, we reported a translation gain of approximately €6 million on our foreign currency net assets, compared to €15 million in 2004. We believe that a strengthening of the euro exchange rate by 10% against all other foreign currencies from December 31, 2005 would reduce the shareholders’ equity at the end of 2005 by approximately €76 million (as compared to €23 million at end of 2004).

Commodity Pricing Risks

We are exposed to commodity price risks through our dependence on OCC, the principal raw material used in the manufacture of containerboard. The price of OCC is dependent on both demand and supply conditions. Demand conditions include the production of recycled containerboard in Europe and the demand for OCC for the production of recycled containerboard outside of Europe, principally in Asia. Supply conditions include the rate of recovery of OCC, itself dependent on historic pricing related to the cost of recovery, and have some slight seasonal variations.

Just over 1.05 metric tons of OCC are required to manufacture 1.0 metric tons of recycled containerboard. Consequently, an increase in the price of OCC of, for example, €20 per metric ton would increase the cost of production of recycled containerboard by €21 per metric ton. Historically, increases in the cost of OCC have led to a rapid rise in the price of recycled containerboard, with a lag of one to two months.

The price of OCC in Europe has peaked dramatically twice in recent years—in June 2002 and in April 2003. In each case, a relatively low level of supply was matched with a relatively high level of demand, principally caused by an increased demand from Asia. In the first case, the free-on-board price rose to over €150 per metric ton. Within a period of three months, supply and demand conditions leveled to return the price to around €100 per metric ton. In the second case, the spike was even more rapid with waste prices falling back to previous levels almost immediately. In 2004, the price per metric ton has remained relatively stable.

The table below provides information about the European OCC price information per metric ton at and for the years ended December 31, 2003, 2004 and 2005;

Free-on-Board OCC Price per Metric Ton

	As of and for the Year Ended December 31,
	2003	2004	2005
	(euro)
Price at the end of the period	56	58	58
Average price during period	62	60	58
Highest price during period	73	63	63
Lowest price during period	56	58	57

The cost of producing our products is also sensitive to the price of energy. Energy prices, in particular oil and natural gas, have experienced significant volatility in recent years, with a corresponding effect on our production costs. Three significant increases occurred in the last five years. In January 2001, natural gas prices reached a high of nearly $10.00 per million British thermal units, or “mmBtu,” compared to a historical 10-year average of $2.61 per mmBtu. Natural gas prices normalized in the second half of 2001. In 2004, gas prices reached $6.00 per mmBtu in March 2004, rising to a peak of almost $10.00 in October 2004 before falling again to $6.80 per mmBtu by the end of the year. In 2005, gas prices reached a high of $15.40 per mmBtu and closed the year at $11.00 per mmBtu. Energy prices may not remain at current rates and may rise to higher levels, in which case our production costs, competitive position and results of operations could be adversely affected thereby.

Qualitative Information about Market Risk

The operating parameters and policies of treasury management are established under formal board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions and, by policy, limit the amount of credit exposure to any one bank or institution. We use financial instruments, including fixed and variable rate debt, to finance operations, for capital spending programs and for general corporate purposes. Additionally, financial instruments, including derivative instruments, are used to hedge exposure to interest rate and foreign currency risks. We do not use financial instruments for trading purposes. We mitigate the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and consider the likelihood of counterparty failure to be remote.

The successful management of our currency and interest rate exposure depends on a variety of factors, some of which are outside of our control. We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations in foreign currencies. We manage interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, we enter into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest payable or receivable on our underlying borrowing and cash from variable to fixed rate or from fixed to variable rate. At December 31, 2005, the proportion of our total borrowing that was at fixed interest rates was 72% (as compared to 73% at December 31, 2004 and 70% at December 31, 2003).

The fair value of our interest rate swap agreements at December 31, 2005, 2004 and 2003 was €(45.8) million, €(57.4) million and €(13.8) million, respectively. See note 19 to the consolidated financial statements included elsewhere in this document. The weighted average interest rate on our total borrowing as of December 31, 2005 was 6.87% (as compared to 7.91% at December 31, 2004 and 7.89% at December 31, 2002).

Certain of our currency swaps are not designated as hedges under SFAS No. 133 due to the fact that the maturity dates of the underlying debt do not match the maturity dates of the swap transactions. The cash flows on these swaps do however economically hedge US dollar cash flows on the underlying debt for the period of the swap by effectively converting the US dollar cash flows on the debt into euro cash flows.

We manage our balance sheet having regard to the currency exposures arising from our assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. We also hedge our currency exposure through the use of currency swaps, options and forward contracts.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

Item 13.                 Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                 Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert

Mr. Thomas Souleles, a managing director of Madison Dearborn,  serves as the Audit Committee financial expert. He has been a member of the Audit Committee since it was established.

Item 16B.   Code of Ethics

The company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer and other corporate and divisional employees. Our code of ethics is filed as an exhibit to this report. You can also download a copy from our web site, which is www.smurfitkappa.com.

Item 16C.        Principal Accountant Fees and Services

	2005	2004
	€000	€000
Audit Fees(1)	4,472	4,190
Audit Related Fees(2)	263	318
Tax Fees(3)	1,598	1,462
All Other Fees	309	870
	€6,642	€6,840

(1)          Audit fees consist of audit work performed in the preparation of financial statements as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and review of SEC filings.

(2)          Audit related fees consist primarily of audits of subsidiaries requested by the Company which was not required by statute or regulation and due diligence relating to business combinations.

(3)          Tax fees for 2005 and 2004 represents fees related to tax compliance (tax returns, refunds and payment planning) and for tax consultation and planning which provided, or are expected to provide, benefits to the Company in excess of the fees paid.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee is responsible for appointment, compensation and oversight of the work of the independent auditor. The Audit Committee has established, and the Board of Directors has ratified, a policy for the pre-approval of all audit and permissible non-audit services. The policy sets out the procedures and conditions subject to which services proposed to be performed by the independent auditor may be pre-approved. Under the policy, the Audit Committee appoints the independent auditor and pre-approves the engagement of the independent auditor for the audit services, and related fees, to be provided for each fiscal year. In accordance with the policy, the Audit Committee has established detailed pre-approved categories of non-audit services that may be performed by the independent auditor during each fiscal year, subject to annual fee limitations set by the committee. All other non-audit services must be pre-approved by the Audit Committee.

During 2005, all services by Ernst & Young were pre-approved by the audit committee in accordance with this policy.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 17.                 Financial Statements

Not applicable.

Item 18.                 Financial Statements

The following financial statements and related schedules, together with the reports thereon of Ernst & Young and PricewaterhouseCoopers, are filed as part of this annual report.

Item 19.                 Exhibits

The following exhibits are filed as part of this annual report:

1.1	Memorandum and Articles of Association of JSG Funding plc (incorporated by reference to Exhibit 1.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).
2.1

Euro Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent and Deutsche Bank AG acting through its London Branch, as Principal Paying Agent and Transfer Agent, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.2

Dollar Indenture, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.2 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005)

2.3

Euro Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank Trust Company Americas, as Book-Entry Depositary and Note Custodian, relating to the 7.75% euro senior subordinated notes (incorporated by reference to Exhibit 2.5 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005)

2.4

Dollar Deposit and Custody Agreement, dated January 31, 2005, among JSG Funding plc, Deutsche Bank AG acting through its London Branch, as Book-Entry Depositary and Note Custodian, relating to the 7.75% dollar senior subordinated notes (incorporated by reference to Exhibit 2.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

2.5

Euro Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, and Deutsche Bank AG London, as Principal Paying Agent and Transfer Agent, relating to the euro senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.3 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.6

Dollar Indenture, dated September 30, 2002, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), Deutsche Bank Trust Company Americas, as Trustee, Registrar and Paying Agent, and Deutsche Bank Luxembourg S.A., as Paying Agent and Transfer Agent, relating to the dollar senior notes issued on September 30, 2002 (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.7

Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions) and Deutsche Bank Trust Company Americas, as Trustee, relating to the euro senior notes (incorporated by reference to Exhibit 4.15 to the registrant’s registration statement on Form F-4 (File No. 333-104617), filed on April 17, 2003).

2.8

Supplemental Indenture, dated February 14, 2003, among MDP Acquisitions plc (now known as JSG Funding plc), MDCP Acquisitions I (now known as JSG Acquisitions), and Deutsche Bank Trust Company Americas, as Trustee, relating to the dollar senior notes (incorporated by reference to Exhibit 4.14 to the registrant’s registration statement on Form F-4/A (File No. 333-101456), filed on March 5, 2003).

2.9

Euro Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank AG London as the Euro Book-entry Depositary and the Euro Custodian, relating to the euro senior notes (incorporated by reference to Exhibit 4.5 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

2.10

Dollar Deposit and Custody Agreement, dated September 30, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and Deutsche Bank Trust Company Americas as the Dollar Book-entry Depositary and the Dollar Custodian, relating to the dollar senior notes (incorporated by reference to Exhibit 4.6 to the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.1

Share Purchase Agreement, dated November 23, 2005, among JSG Packaging Limited, JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders (incorporated by reference to Exhibit 1 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.2

Purchase Agreement, dated January 12, 2005, among JSG Funding plc and Deutsche Bank AG London and Citigroup Global Markets Limited, as initial purchasers, relating to the 7.75% senior subordinated notes (incorporated by reference to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on January 18, 2005).

4.3

Senior Credit Facility, dated November 30, 2005, among Jefferson Smurfit Group Limited, JSG Acquisitions, certain other subsidiaries of Jefferson Smurfit Group Limited as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent (incorporated by reference to Exhibit 2 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.4

Bridge Facility dated September 10, 2002 by and among MDP Acquisitions plc (now known as JSG Funding plc), Deutsche Bank AG London, Merrill Lynch Capital Corporation, JPMorgan Chase Bank, Lehman Commercial Paper Inc. and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 99(b)(2) to the Schedule TO/A filed by Jefferson Smurfit Group plc on September 16, 2002 (File No. 005-78329)).

4.5

Priority Agreement, dated November 30, 2005, among Jefferson Smurfit Group Limited, the companies named therein as obligors, the banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, the banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent (incorporated by reference to Exhibit 3 to the registrant’s report of foreign private issuer on Form 6-K (File No. 333-101456), filed on December 6, 2005).

4.6

Intercompany Loan Agreement, entered into on September 16, 2002, as amended September 27, 2002, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions) (incorporated by reference to Exhibit 10.5 of the registrant’s registration statement on Form F-4 (File No. 333-101456), filed on November 25, 2002).

4.7

Intercompany Loan Agreement, dated February 14, 2003, between MDP Acquisitions plc (now known as JSG Funding plc) and MDCP Acquisitions I (now known as JSG Acquisitions) (incorporated by reference to Exhibit 4.6 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.8

Intercompany Loan Agreement, dated January 31, 2005, between JSG Funding plc, as Lender, and JSG Acquisitions, as Borrower (incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.9

Amended and Restated Management Equity Agreement dated as of December 1, 2005 among JSG Packaging Limited (now known as Smurfit Kappa Group Limited) and each of Gary McGann, Anthony P.J. Smurfit, Ian J. Curley and Sir Michael W.J. Smurfit.

4.10

Registration Rights Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the other investors listed on the schedule thereto.

4.11

Shareholders and Corporate Governance Agreement dated as of December 1, 2005 among Smurfit Kappa Group Limited, each of the MDCP co-investors, the CVC/Cinven Partnership and each of the investors listed on the schedule thereto.

4.12

JSG Packaging Limited 2004 Management Equity Plan, adopted by the board of directors of JSG Packaging Ltd on February 6, 2004 (incorporated by reference to Exhibit 4.13 to the reigstrant’s annual report on Form 20-F (File No. 333-101456), filed on April 29, 2005).

4.13	Letter Agreement dated October 31, 2003 between Jefferson Smurfit Group Limited and Dr. Michael W.J. Smurfit.
4.14	Letter Agreement dated October 31, 2003 between S.I. Holdings Limited and Dr. Michael W.J. Smurfit.
4.15	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Anthony P.J. Smurifit.
4.16	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Gary McGann.
4.17	Letter Agreement dated as of February 6, 2004 between JSG Packaging Limited (now known as Smurfit Kappa Group Limited), Jefferson Smurfit Group Limited and Ian Curley.
4.18	Directorship Agreement dated as of December 1, 2005 between JSC Packaging Limited (now known as Smurfit Kappa Group Limited) and Frits Beurskens.
8.1	List of Subsidiaries.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the registrant’s annual report on Form 20-F (File No. 333-101456), filed on April 19, 2004).
12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(b) of the Exchange Act.
13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JSG FUNDING PLC
/s/ I. J. CURLEY
I. J. Curley
Chief Financial Officer
Date: April 30, 2006.

INDEX TO FINANCIAL STATEMENTS

JSG FUNDING

Audited Consolidated Financial Statements of JSG Funding plc and Subsidiary Companies as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

JSG ACQUISITIONS

Audited Consolidated Financial Statements of JSG Acquisitions and Subsidiary Companies as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

JSG Funding plc and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JSG Funding plc

We have audited the accompanying consolidated balance sheets of JSG Funding plc and subsidiary companies (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Funding plc and subsidiary companies at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 35 of the Notes to the Consolidated Financial Statements, certain amounts in accordance with U.S. generally accepted accounting principles have been restated to account for certain currency translation adjustments.

/s/ Ernst & Young
Ernst & Young Dublin, Ireland
April 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JSG Funding plc

We have audited the combined balance sheet of Kappa Holding B.V. and its subsidiaries (the “Company”) as of December 31, 2005 and the related combined statement of operations, combined statement of cash flows, total recognized gains and losses and changes in shareholders’ equity for the one month ended December 31, 2005 (not presented separately herein). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and cash flows for the one month ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the combined financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Operations

	Note	2005	2004	2003
		€000	€000	€000
Net Sales	3
Continuing operations		4,212,514	4,278,439	4,146,061
Continuing operations—acquisitions		199,611	—	—
Discontinued operations		25,204	526,643	600,254
		4,437,329	4,805,082	4,746,315
Cost of sales		3,222,705	3,473,299	3,419,820
Impairment of property, plant and equipment	5	45,214	—	—
Gross profit		1,169,410	1,331,783	1,326,495
Net operating expenses	4	977,292	1,010,564	982,345
Reorganization and restructuring costs	5	25,090	39,430	35,006
Operating income subsidiaries
Continuing operations		174,297	226,029	243,675
Acquired operations		(5,425)	—	—
Discontinued operations		(1,844)	55,760	65,469
		167,028	281,789	309,144
Share of associates’ operating income		7,287	12,611	12,155
Total operating income		174,315	294,400	321,299
Income on sale of assets and businesses	5	52,587	22,173	5,560
Interest income		10,730	8,335	11,631
Interest expense	7	(255,351)	(293,641)	(309,368)
Loss from early extinguishment of debt	7	(104,658)	(5,697)	—
Other financial expense	24	(13,259)	(15,718)	(15,266)
Share of associates’ net interest		(1,336)	(1,301)	(2,062)
(Loss)/income before taxes and equity minority interests	8	(136,972)	8,551	11,794
Taxes on income	9	21,561	26,973	62,354
(Loss) before equity minority interests		(158,533)	(18,422)	(50,560)
Equity minority interests		18,813	16,067	16,768
Net (loss) for the year(1)		€(177,346)	€(34,489)	€(67,328)

(1)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Total Recognized Gains and Losses

	2005	2004	2003
	€000	€000	€000
(Loss) / income for the year
Group	(179,515)	(38,433)	(71,927)
Associates	2,169	3,944	4,599
	(177,346)	(34,489)	(67,328)
Translation adjustments on foreign currency net investments
Group	5,529	15,222	58,982
Actuarial (loss) / gain recognized in retirement benefit schemes	(17,281)	(6,988)	25,603
Minority share of actuarial (loss)	(94)	—	—
Total recognized gains and losses
Group	(191,361)	(30,199)	12,658
Associates	2,169	3,944	4,599
	€(189,192)	€(26,255)	€17,257

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Balance Sheets

	Note	2005	2004
		€000	€000
Assets
Current assets
Cash	10	247,807	248,033
Restricted cash	10	755,575	—
Accounts receivable and prepayments	11	1,314,728	925,048
Assets held for sale and inter-company balances		54,404	—
Amounts due by affiliates		107	395
Amounts due by affiliates after more than one year		262,936	270,552
Inventories	12	663,131	452,166
Total current assets		3,298,688	1,896,194
Fixed assets
Investments	13	87,746	81,895
Property, plant and equipment	14	3,499,084	2,334,858
Intangible assets	15	2,490,259	1,455,130
Total fixed assets		6,077,089	3,871,883
Total assets		€9,375,777	€5,768,077
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	103,777	104,841
Kappa bonds outstanding	19	755,575	—
Accounts payable and accrued liabilities	16	1,500,413	1,064,831
Total current liabilities		2,359,765	1,169,672
Non current liabilities
Long term debt and other long term liabilities	18	4,537,329	2,959,840
Amounts due to affiliates		10,876	7,372
Provisions for liabilities and charges	20	247,733	221,403
Pension liabilities	24	655,368	411,237
Capital grants deferred		14,460	14,260
Minority interests (equity interests)		131,384	115,192
Total liabitilites and minority interests		7,956,915	4,898,976
Shareholders equity(1)
Share capital		40	40
Other reserves	26	1,690,484	946,002
Retained deficit		(271,662)	(76,941)
Shareholders’ equity		1,418,862	869,101
Total liabilities, minority interests and shareholders’ equity		€9,375,777	€5,768,077

(1)          A summary of the significant adjustments to shareholders’ equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Other reserves	Retained earnings	Total shareholders’ equity
	€000	€000(1)	€000	€000
Balance at December 31, 2002	40	871,798	6,261	878,099
Loss	—	—	(67,328)	(67,328)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982
Balance at December 31, 2003	40	930,780	(35,464)	895,356
Loss	—	—	(34,489)	(34,489)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222
Balance at December 31, 2004	40	946,002	(76,941)	869,101
Capital contribution	—	738,953	—	738,953
Loss	—	—	(177,346)	(177,346)
Actuarial loss recognized in retirement benefit schemes	—	—	(17,281)	(17,281)
Minority share of actuarial (loss)	—	—	(94)	(94)
Currency translation adjustments	—	5,529	—	5,529
Balance at December 31, 2005	€40	€1,690,484	€(271,662)	€1,418,862

(1)   See Note 26 for further detail.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Consolidated Statements of Cash Flows

	Note	2005	2004	2003
		€000	€000	€000
Net cash flow from operating activities	27	512,869	640,929	690,964
Dividends received from associates		3,062	2,989	1,258
Returns on investments and servicing of finance
Interest received		10,730	8,370	11,689
Interest paid		(281,114)	(234,540)	(252,382)
Interest paid on finance leases		(1,138)	(1,962)	(2,164)
Other financial interest paid		(13,259)	(15,718)	(15,266)
Dividends to minority interests		(6,152)	(5,707)	(7,496)
Deferred debt issue costs		(98,055)	(5,814)	(7,558)
		(388,988)	(255,371)	(273,177)
Taxation
Irish corporation tax paid		(3,480)	(8,515)	2,616
Overseas tax paid		(39,274)	(50,249)	(61,589)
Overseas tax refunded		—	21,433	—
		(42,754)	(37,331)	(58,973)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(192,434)	(206,466)	(207,518)
Less new finance leases		4,053	2,963	—
		(188,381)	(203,503)	(207,518)
Capital grants received		3,390	1,874	1,995
Purchase of other investments		(87)	(772)	(1,052)
Retirement of fixed assets	28	18,198	36,388	44,895
		(166,880)	(166,013)	(161,680)
Acquisitions and disposals
Purchase of subsidiaries and minorities	31	(205,532)	(2,731)	(102,081)
Deferred acquisition consideration		(1,520)	(2,390)	(54,773)
Business disposals		572,174	—	4,596
Receipts / (advances) from / to affiliates		9,899	11,934	(28,206)
Investments in and advances to associates		(351)	(1,194)	(82)
		374,670	5,619	(180,546)
Cash inflow before use of liquid resources and financing		291,979	190,822	17,846
Management of liquid resources		(789,791)	(16,989)	18,889
Financing
Issue of shares including minorities		5	27	—
Increase / (decrease) in term debt	29	475,449	(111,101)	(2,142)
Advances from affiliates		125	1,102	410
Capital elements of finance leases repaid		(4,812)	(13,576)	(5,689)
		470,767	(123,548)	(7,421)
(Decrease) / increase in cash	29	€(27,045)	€50,285	€29,314

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements

1   Basis of Preparation

JSG Funding plc (“JSG Funding” or the “Group”) was incorporated on June 12, 2002. On October 2, 2002, JSG Acquisitions (“JSG Acquisitions”), a wholly owned subsidiary of JSG Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, JSG Funding had no operations. As part of the acquisition Jefferson Smurfit Group plc distributed its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’), its U.S. affiliate, to its shareholders.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million).

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), the ultimate parent of JSG Funding, JSG Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing JSG Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the vaulation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

1   Basis of Preparation—(continued)

resulted in an increase in fixed assets of €23 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.2 billion.

2   Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 35. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of JSG Funding and its subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Group’s share of the results of associates are included for the periods from their effective date of acquisition until their effective date of sale.

(c) Net sales and revenue recognition:

Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill and other intangible assets:

Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortized over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(f) Depreciation:

Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 - 5%
Fixtures and fittings	10 - 25%
Plant and machinery	3 - 33%
Motor vehicles	20 - 25%

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

Assets acquired under finance leases are capitalized and included in property, plant and equipment and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

Inventory is valued at the lower of cost on a first in first out basis or net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Debt instruments:

The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(k) Derivative instruments:

The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•       The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

•       It must reduce the risk of foreign currency exchange movements on our operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs. Gains/losses on hedges of anticipated transactions are recorded in the Consolidated Statements of Operations when such anticipated transactions are no longer likely to occur.

Interest rate swaps

The Group’s criteria for interest rate swaps are:

•       The instrument must be related to an asset or a liability; and

•       It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognized and included in interest payable or receivable as appropriate.

Interest rate swaps are not revalued to fair value and are not shown on the Group Balance Sheets.

Currency swaps

The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(l) Foreign Currencies:

Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(m) Post Retirement Benefits:

JSG Funding accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheets as a pension surplus or deficit as appropriate.

(n) Deferred taxation:

The Group provides deferred tax in accordance with FRS 19—“Deferred Tax”. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

(o) Research and development:

Research and development expenditure is written off as incurred.

(p) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3   Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialties segment, prior to the Munksjö Specialties disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

materially different from sales by source. The analysis of income includes the Group’s share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	2005	2004	2003
	€000	€000	€000
Packaging	3,117,403	3,093,484	2,972,383
Specialties	530,629	1,009,038	988,275
Europe	3,648,032	4,102,522	3,960,658
United States & Canada	—	—	104,355
Latin America	789,297	702,560	681,302
	€4,437,329	€4,805,082	€4,746,315

Third party sales in Ireland were: €189,244,000 for the year ended December 31, 2005; €196,346,000 for the year ended December 31, 2004 and €201,530,000 for the year ended December 31, 2003.

Sales—Group and third party

	2005	2004	2003
	€000	€000	€000
Packaging	4,338,640	4,255,869	3,969,405
Specialties	651,972	1,138,767	1,108,017
Europe	4,990,612	5,394,636	5,077,422
United States & Canada	—	—	104,355
Latin America	1,221,240	1,090,229	1,067,021
	€6,211,852	€6,484,865	€6,248,798

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Income before taxes and equity minority interests

	2005	2004	2003
	€000	€000	€000
Packaging	129,461	152,000	206,446
Specialties	33,154	98,256	95,136
Associates	6,420	10,064	9,447
Europe	169,035	260,320	311,029
United States and Canada	—	—	7,775
Packaging	113,996	118,443	86,536
Associates	867	2,546	506
Latin America	114,863	120,989	87,042
Asia (Associates)	—	—	2,202
Unallocated centre costs	(23,335)	(25,272)	(22,461)
Income before intangible amortization, interest and exceptional items	260,563	356,037	385,587
Amortization of intangible assets	(29,203)	(37,925)	(44,548)
Group net interest	(244,621)	(285,306)	(297,737)
Loss from early extinguishment of debt	(104,658)	(5,697)	—
Share of associates’ net interest	(1,336)	(1,301)	(2,062)
(Loss)/income before exceptional items	(119,255)	25,808	41,240
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Impairment of property, plant and equipment	(45,214)	—	—
Income on sale of assets and businesses	52,587	22,173	5,560
	€(136,972)	€8,551	€11,794

Total assets

	2005	2004
	€000	€000
Packaging	5,065,437	2,404,855
Specialties	654,357	805,023
Europe	5,719,794	3,209,878
Latin America	774,708	669,743
Group centre	127,973	162,379
	6,622,475	4,042,000
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	270,947
	€9,375,777	€5,768,077

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Long lived assets

	2005	2004
	€000	€000
Packaging	2,647,603	1,403,645
Specialties	375,213	512,959
Europe	3,022,816	1,916,604
Latin America	475,323	413,257
Group centre	945	4,997
	3,499,084	2,334,858
Intangible assets	2,490,259	1,455,130
	€5,989,343	€3,789,988

Long lived assets in Ireland were €82,952,000 and €203,058,000 at December 31, 2005 and 2004 respectively.

Net operating assets

	2005	2004
	€000	€000
Packaging	3,091,799	1,630,279
Specialities	479,235	624,296
Europe	3,571,034	2,254,575
Latin America	627,697	520,224
Group centre	(69,969)	(12,152)
Net operating assets	4,128,762	2,762,647
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	269,793
Unallocated net liabilities	(5,463,202)	(3,618,469)
Shareholders’ equity	€1,418,862	€869,101

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2005	2004
	€000	€000
Per segmental analysis of net operating assets	4,128,762	2,762,647
Intangible assets	2,490,259	1,455,130
Amounts due by affiliates	263,043	269,793
Unallocated assets	2,753,302	1,724,923
Net borrowing	(4,506,742)	(2,895,346)
Deferred debt issuance costs	132,860	91,628
Amounts due to affiliates	(10,876)	(7,372)
Corporation tax	(20,410)	(42,147)
Capital lease creditors	(23,549)	(17,400)
Provisions for liabilities and charges	(247,733)	(221,403)
Pension liabilities	(655,368)	(411,237)
Minority interests (equity interests)	(131,384)	(115,192)
Unallocated net liabilities	(5,463,202)	(3,618,469)
Shareholders’ equity	€1,418,862	€869,101

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	2005	2004	2003
	€000	€000	€000
Packaging	121,300	114,803	128,937
Specialities	28,296	54,565	46,902
Europe	149,596	169,368	175,839
United States and Canada	—	—	1,365
Latin America	42,432	36,689	30,308
Group centre	406	409	6
	€192,434	€206,466	€207,518

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Depreciation, depletion and amortization expense

	2005	2004	2003
	€000	€000	€000
Packaging	177,587	178,218	163,753
Specialities	21,907	43,375	44,709
Europe	199,494	221,593	208,462
United States and Canada	—	—	2,244
Latin America	40,527	40,806	42,490
Group centre	155	218	270
Depreciation and depletion	240,176	262,617	253,466
Amortization of intangible assets(1)	29,203	37,925	44,548
	€269,379	€300,542	€298,014

(1)          2005 excludes goodwill written off of €128,422,000 in relation to businesses disposed
(2004: €2,586,000). These have been included within income on sale of assets and operations (Note 5).

Investments in equity method investees

	2005	2004
	€000	€000
Europe	62,264	60,051
Latin America	14,049	12,244
	€76,313	€72,295

4   Net Operating Expenses

	2005	2004	2003
	€000	€000	€000
Distribution costs	366,515	349,047	337,489
Administrative expenses	613,789	664,303	647,734
Other operating income	(3,012)	(2,786)	(2,878)
	€977,292	€1,010,564	€982,345

In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5   Exceptional Items

	2005	2004	2003
	€000	€000	€000
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Income on sale of assets and operations	13,458	22,173	5,560
Income on sale of assets and operations—discontinued operations	39,129	—	—
Impairment of property, plant and equipment	(45,214)	—	—
	€(17,717)	€(17,257)	€(29,446)

The Group has recorded costs of €25,090,000 in 2005 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for which closures were announced in the final quarter of 2005. The related tax relief of €5,360,000 is included in Taxes on income.

The Group has also recorded costs of €45,214,000 primarily in the European Packaging segment representing provisions for impairment of property, plant and equipment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52,587,000 in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjo in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005. The related tax charge of €156,000 is included in Taxes on income.

In 2004, the Group recorded costs of €39,430,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 was included in Taxes on income.

The Group reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 was included in Taxes on income.

In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,000 is included in Taxes on income.

The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,086,000 is included in Taxes on income.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

6   Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2005	2004	2003
Europe	21,384	22,931	22,348
United States and Canada	—	—	639
Latin America	7,828	7,440	7,318
	29,212	30,371	30,305

	2005	2004	2003
	€000	€000	€000
The staff costs comprise:
Wages and salaries	859,131	890,748	873,702
Social welfare	188,543	194,858	190,586
Pensions	66,204	71,623	73,200
	€1,113,878	€1,157,229	€1,137,488

7   Interest Expense

	2005	2004	2003
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by installment	41,857	25,123	26,614
—repayable within 5 years, other than by installment	17,277	2,965	3,207
	59,134	28,088	29,821
On all other loans	196,217	265,553	279,547
	€255,351	€293,641	€309,368

The loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February 2005 refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds.  The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger with Kappa.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8   Income Before Taxes

	2005	2004	2003
	€000	€000	€000
Income before taxes is stated after charging / (crediting):
Depreciation, depletion and amortization expense	269,379	300,542	298,014
Auditors’ remuneration (including expenses)	4,472	4,073	3,675
Operating lease rentals plant and machinery	12,456	13,042	10,404
Operating lease rentals other	9,672	9,171	6,110
Loss / (gain) on foreign currency borrowing less deposits	1,174	(376)	6,401
Research and development costs	4,292	4,924	4,979
Government grants	(3,012)	(2,786)	(2,878)

Directors’ emoluments, including pension contributions amounted to €3,563,000 (2004: €4,894,000; 2003: €3,250,000)

The following amounts relating to acquired/discontinued operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	2005	2004	2003
	€000	€000	€000
Cost of sales:
Acquired operations	158,358	—	—
Discontinued operations	22,737	398,061	468,553
Net operating expenses:
Acquired operations	45,452	—	—
Discontinued operations	4,311	72,822	66,232

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income

	2005	2004	2003
	€000	€000	€000
Current Taxation
Europe	18,801	(7,219)	32,463
United States and Canada	(5,378)	—	(686)
Latin America	25,556	26,975	25,547
	38,979	19,756	57,324
Deferred Taxation
Europe	(13,924)	3,354	4,769
United States and Canada	—	8	5
Latin America	(5,406)	1,257	(2,811)
	(19,330)	4,619	1,963
Taxes on income
Holding Company and subsidiaries	19,649	24,375	59,287
Share of associates	1,912	2,598	3,067
	€21,561	€26,973	€62,354
Deferred taxation arises as follows:
Capital allowances	788	3,873	1,068
Other	(20,118)	746	895
	€(19,330)	€4,619	€1,963

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2005, unrelieved overseas tax on dividends amounted to €559,000 (2004: €486,000; 2003: €474,000). In 2005, the amount of current taxation relating to Ireland was €1,593,000 (2004: nil; 2003: a credit of €3,295,000). In 2005, the amount of deferred taxation relating to Ireland was a credit of €1,658,000 (2004: a credit of €3,630,000; 2003: a charge of €5,225,000).

The deferred taxation credit of €19,330,000 for 2005 includes a charge of €2,172,000 (2004: €635,000; 2003: €251,000) in respect of pensions. The balance of €21,502,000 (2004: €3,984,000; 2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial services operations and is due to expire for manufacturing operations at the end of 2010.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income —(continued)

(Loss)/income before tax is analyzed as follows:

	2005	2004	2003
	€000	€000	€000
Ireland	(102,679)	(30,709)	(35,622)
Foreign	6,676	83,132	111,317
Associates	5,951	11,310	10,093
Unallocated amortization of intangible assets	(29,203)	(37,925)	(44,548)
Exceptional items (Note 5)	(17,717)	(17,257)	(29,446)
	€(136,972)	€8,551	€11,794

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits. The total tax  charge for 2004 included €12,771,000 in respect of the discontinued Munksjö specialties and tissue businesses.

No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint venture and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

	2005	2004	2003
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(21.6)	639.6	387.6
Expenditure not deductible for tax purposes	7.9	170.1	268.8
Tax losses (utilised)/unutilised	(4.4)	101.3	(139.1)
Adjustments to tax charge in respect of previous periods	(7.5)	(485.3)	2.8
Profits arising not subject to tax	(2.6)	(122.8)	(3.9)
	(15.7)	315.4	528.7

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

10   Net Borrowing

	2005	2004
	€000	€000
Cash at bank and in hand	247,807	248,033
Restricted cash	755,575	—
Total borrowing (Note 19)	5,510,124	3,143,379
	€4,506,742	€2,895,346

11   Accounts Receivable and Prepayments

	2005	2004
	€000	€000
Amounts falling due within one year:
Trade receivables	1,228,689	896,874
Less: Provision for bad and doubtful debts	45,831	52,910
	1,182,858	843,964
Amounts owed by associates	8,089	5,764
Other receivables	79,763	37,740
Prepayments and accrued income	28,748	31,317
	1,299,458	918,785
Amounts falling due after more than one year:
Other receivables	15,270	6,263
	€1,314,728	€925,048

12   Inventories

	2005	2004
	€000	€000
Raw materials	186,625	114,264
Work in progress	38,911	22,283
Finished goods	297,029	184,060
Other	140,566	131,559
	€663,131	€452,166

13   Investments

	2005	2004
	€000	€000
Associates (Note 13 (i))	76,313	72,295
Other investments (Note 13 (ii))	11,433	9,600
	€87,746	€81,895

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (i): Associates

	Share of net assets	Loans	Total
	€000	€000	€000
December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	€76,142	€171	€76,313

We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (ii): Other Investments

	Listed* Cost	Unlisted Cost	Total
	€000	€000	€000
December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	€6,361	€5,072	€11,433

*                    Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2005 was €6,371,000 (2004: €6,304,000; 2003: €6,545,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost
December 31, 2002	861,294	33,716	2,913,998	3,809,008
Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Depreciation
December 31, 2002	141,917	8,145	1,506,640	1,656,702
Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Net book amount December 31, 2005	€1,263,420	€17,214	€2,158,017	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516
Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	€60,433
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858
Net book amount December 31, 2003	€2,435,946

Land and Buildings

Included in tangible assets is an amount for land of €410,140,000 (2004: €282,021,000; 2003: €288,434,000)

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €42,704,000 (2004: €50,355,000; 2003: €65,687,000). The depreciation charge for capitalized leased assets for 2005 was €6,832,000 and the related finance charges amounted to €1,138,000 (2004: €10,139,000 and €1,962,000; 2003: €10,794,000 and €2,164,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15   Intangible Assets

		Other	Total
		Intangible	Intangible
	Goodwill	Assets	Assets
	€000	€000	€000
December 31, 2002	1,543,545	—	1,543,545
Acquisitions	174,659	—	174,659
Disposals	(80,543)	—	(80,543)
Fair value adjustments	(142,723)	—	(142,723)
Amortization	(44,548)	—	(44,548)
Currency adjustment	4,743	—	4,743
December 31, 2003	1,455,133	—	1,455,133
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,130	—	1,455,130
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	€2,455,548	€34,711	€2,490,259

Accumulated amortization at December 31, 2005 and 2004 was €94,588,000 and €75,110,000 respectively.

16   Accounts Payable and Accrued Liabilities

	2005	2004
	€000	€000
Trade payables	905,697	652,744
Amounts owed to associates—trading balances	3,289	3,683
Amounts due to affiliates	—	1,154
Taxation creditors (Note 17)	72,859	70,829
Deferred acquisition consideration	33,713	2,330
Social welfare	51,574	48,740
Accruals	323,315	189,079
Capital payables	50,261	29,305
Other payables	55,573	62,497
Capitalized lease obligations	4,132	4,470
	€1,500,413	€1,064,831

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17   Taxation Creditors

	2005	2004
	€000	€000
Current taxation	20,410	42,147
Payroll taxes	41,020	29,256
VAT and other sales taxes	11,429	(574)
	€72,859	€70,829

18   Long Term Debt and Other Long Term Liabilities

	2005	2004
	€000	€000
Borrowing—due after more than one year (Note 19)	4,650,772	3,038,538
Deferred debt issuance costs	(132,860)	(91,628)
Capitalized lease obligations	19,417	12,930
	€4,537,329	€2,959,840

19   Borrowing

Analysis of Net Debt

	2005	2004
	€’000	€’000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	9,210	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	475,856	275,090
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%(2d)	1,165,518	444,068
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%(2d)	1,165,518	450,262
Yankee bonds including accrued interest(3)	251,497	416,245
Kappa bonds(4)	755,575	—
Bank loans and overdrafts / (cash)(5)	(925,752)	(155,812)
2011 Receivables securitization floating rate notes (incl. accrued interest)(6)	210,214	210,000
	3,107,636	1,639,853
2012 Bonds (including accrued interest)(7)	1,021,347	965,645
2015 Cash pay subordinated notes (including accrued interest)(8)	377,759	—
	4,506,742	2,605,498
2013 PIK units (including accrued interest)(9)	—	289,848
Net debt	4,506,742	2,895,346
Leases	23,549	17,400
Net debt including leases	€4,530,291	€2,912,746

(1)          Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn under ancillary facilities and amounts drawn under facilities covered by letters of credit.

(2a)    Term loan A due to be repaid in certain instalments up to 2012.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(2b)   Term loan B due to be repaid in full in 2013.

(2c)    Term loan C due to be repaid in full in 2014.

(2d)   Margin on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar term loans in February 2006.

(3)          7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes of $234 million due 2005 were repaid in November 2005).

(4)          Various Kappa bonds repaid on January 3, 2006.

(5)          Cash at December 31, 2005 includes €756 million which is placed as defeasance deposit with Kappa bond trustee.

(6)          Receivables securitization floating rate notes mature September 2011.

(7)          10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(8)          €217.5 million of 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.

(9)          100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013.

	2005			2004
	Bank			Bank
	Loans and	Other		Loans and	Other
	Overdrafts	Borrowing	Total	Overdrafts	Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	67,609	36,168	103,777	78,283	26,558	104,841
Kappa bonds outstanding	—	755,575	755,575	—	—	—
Within one year	67,609	791,743	859,352	78,283	26,558	104,841
Between 1 and 2 years	79,819	6,254	86,073	75,515	6,277	81,792
Between 2 and 3 years	56,270	2,172	58,442	171,966	2,429	174,395
Between 3 and 4 years	65,669	1,972	67,641	118,411	1,938	120,349
Between 4 and 5 years	67,397	1,761	69,158	163,427	1,738	165,165
Thereafter
By instalment	218,874	2,928	221,802	—	3,970	3,970
Other than by instalment	2,316,851	1,830,805	4,147,656	837,491	1,655,376	2,492,867
Due after more than one year	2,804,880	1,845,892	4,650,772	1,366,810	1,671,728	3,038,538
Total borrowing	€2,872,489	€2,637,635	€5,510,124	€1,445,093	€1,698,286	€3,143,379

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

	2005		2004
	Within	After	Within	After
	One Year	One Year	One Year	One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	14,074	804,382	7,453	7,496
Domestic loans	12,150	1,996,648	29,514	1,355,521
	26,224	2,801,030	36,967	1,363,017
Unsecured bank loans and overdrafts:
Overseas loans	30,974	3,850	24,855	3,793
Domestic loans	10,411	—	16,461	—
	41,385	3,850	41,316	3,793
Total bank loans and overdrafts	67,609	2,804,880	78,283	1,366,810
Secured other loans	384	455,581	—	462,912
Unsecured other loans	35,784	1,390,311	26,558	1,208,816
Kappa bonds outstanding	755,575	—	—	—
Total other loans	791,743	1,845,892	26,558	1,671,728
Total borrowing	€859,352	€4,650,772	€104,841	€3,038,538

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2005 was €262,046,000 (2004: €261,225,000). At December 31, 2005 cash of €14,085,000 (2004: €12,655,000) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

000
Guaranteed debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

Included in unsecured other loans are the following long term obligations:

000
Senior Notes 10.125% due 2012	€350,000
Senior Notes 9.625% due 2012	$750,000
Senior Subordinated Notes 7.75% due 2015	€217,500
Senior Subordinated Notes 7.75% due 2015	$200,000

Committed facilities amounted to €5,577,642,000 (2004: €3,497,533,000) of which €4,656,306,000 (2004: €3,069,466,000) were utilized at December 31, 2005. The weighted average period until maturity of undrawn committed facilities is 5.3 years (2004: 4.6 years).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Maturity of Undrawn Committed Facilities

	2005	2004
	€000	€000
Within 1 year	55,546	3,067
Between 1 and 2 years	—	—
More than 2 years	865,790	425,000
	€921,336	€428,067

Financial instruments and risk management

The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in the management of interest rate and currency risk.

The Group’s financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group’s policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 72% (2004: 73%) of the Group’s borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.87% (2004: 7.91%). The weighted average interest rate on short term borrowing was 5.48% (2004: 6.11%).

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	175	2006	3.4775 - 3.67	Euribor(1)	—	—
EUR	425	2007	3.455 - 3.67	Euribor	—	—
EUR	480	2008	3.165 - 3.615	Euribor	—	—
EUR	1,100	2009	3.035 - 3.62	Euribor	—	—

(1)          European Interbank Offered Rate

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43 - 3.485	Euribor	—	—
EUR	110	2006	3.49 - 4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor	(2)
EUR	700	2007	3.39 - 3.62	Euribor	—	—

(2)          Stockholm Interbank Offered Rate

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group’s financial liabilities at December 31, 2005 was:

				Fixed Rate financial liabilities
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period until maturity
Currency	€ Million	€ Million	€ Million	%	Years
Euro	4,098	1,154	2,944	7.05	4.2
Sterling	84	84	—
US Dollar	480	1	479	9.62	8.6
Polish Zloty	12	11	1	6.17	2.4
Swedish Krona	82	82	—
Other	22	18	4
Total	€4,778	€1,350	€3,428

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2005 the Group had entered into €278 million (2004: €163 million) currency equivalent of forward contracts and there were no options contracts outstanding (2004: €66 million)  in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2005 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 332	Libor(1) + 300
USD 222	EUR 190	2007	Euribor + 259	7.50
USD 70	SEK 574	2007	Stibor + 260	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)          London Interbank Offered Rate

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Outstanding currency swap agreements at December 31, 2004 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor + 81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

At December 31, 2005 the Group had also entered into currency swaps of €374 million equivalent (2004: €90 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2005, that gave rise to net currency gains and losses recognized in the statement of operations. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2005, transactional currency exposures in the Group’s Latin American operations amounted to €35 million (2004: €19 million).

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	247,807	247,807	248,033	248,033
Restricted cash	755,575	755,575	—	—
Accounts receivable and prepayments	1,299,458	1,299,458	918,785	918,785
Publicly traded investments	6,361	6,371	6,303	6,304
Liabilities
Short term debt	103,777	103,777	104,841	104,841
Kappa bonds outstanding	755,575	755,575	—	—
Accounts payable and accrued liabilities	1,500,413	1,500,413	1,064,831	1,064,831
Medium and long term debt	4,650,772	4,591,030	3,038,538	3,196,014
Derivative financial instruments
Interest rate swap agreements		(45,800)		(57,397)
Currency swap agreements		(21,895)		(125,743)
Foreign exchange contracts		1,063		12,068
Energy/Pulp hedging contracts		990		(6,024)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:

These are valued based on quoted prices.

Short term debt and medium and long term debt:

The fair value of the Group’s debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

The fair value of the Group’s interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:

The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2004	6	64	(58)
Gains and losses arising in previous years that were recognized in 2005	5	22	(17)
Gains and losses arising before December 31, 2004 that were not recognized in 2005	1	42	(41)
Gains and losses arising in 2005 that were not recognized in 2005	2	(5)	7
Unrecognized gains and losses on hedges at December 31, 2005	€3	€37	€(34)
Of which:
Gains and losses expected to be recognized in 2006	1	9	(8)
Gains and losses expected to be recognized in 2007 or later	2	28	(26)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(d) Credit Risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2005 the Group did not consider there to be any significant concentration of credit risk.

20   Provision for Liabilities and Charges

	Deferred	Other
	Income	Deferred
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2002	158,896	63,957	222,853
Charge to statement of operations(1)	1,712	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	€196,191	€51,542	€247,733

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20   Provision for Liabilities and Charges—(continued)

	2005	2004	2003
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	260,686	158,246	112,672
Other timing differences	(64,495)	18,190	64,154
	€196,191	€176,436	€176,826

(1)          The 2005 deferred tax credit to income of €21,502,000 excludes the deferred tax charge relating to pensions of €2,172,000 (2004: €635,000; 2003:€251,000). The 2005 deferred tax credit to income in Note 9 ‘Taxes on income’ includes this amount. The 2004 deferred tax charge to income of €3,984,000 (2003:€1,712,000) excludes the deferred tax charge relating to pensions of €635,000 (2003:€251,000). The 2004 and 2003 deferred tax charge to income in Note 9 “Taxes on Income” includes this amount.

At December 31, 2005, we had net operating loss carryforwards of €1,057 million, (2004: €200 million), which are available indefinitely. These loss carryforwards have a tax value of €294 million (2004: €61 million). Valuation allowances of €167 million (2004: €30 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Other deferred provisions includes a number of items including deferred employee profit sharing provisions in certain of the countries in which we operate.

21   Contingent Liabilities

In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

JSG and Smurfit International B.V. have each indemnified Sir Michael Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The bonds

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

previously posted were released and the Spanish court has taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot provide any assurances, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

We believe the foregoing lawsuits are without merit and are defending them vigorously.

In May 2004, Kappa Packaging’s subsidiary Kappa Zülpich was visited by the German “Bundes Kartellamt” regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. We are cooperating fully with the investigation.

In July 2004, representatives of the Office of Fair Trading visited the Jefferson Smurfit UK operations in West Auckland and Norwich. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

22   Lease Obligations

Obligations under finance leases:

	2005	2004
	€000	€000
Payable within one year	4,832	5,283
Payable in one to two years	6,323	3,902
Payable in two to three years	4,197	3,406
Payable in three to four years	3,456	2,884
Payable in four to five years	1,289	2,475
Payable thereafter	5,947	1,974
Total minimum lease payments	26,044	19,924
Less amount representing interest	(2,495)	(2,524)
Present value of minimum lease payments	€23,549	€17,400
Current portion of capital lease obligations	4,132	4,470
Non-current portion of capital lease obligations	19,417	12,930
	€23,549	€17,400

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and
	Buildings	Other	Total
	€000	€000	€000
Within one year	1,044	6,911	7,955
Within two to five years inclusive	8,365	13,109	21,474
Over five years	9,170	2,279	11,449
	€18,579	€22,299	€40,878

The total commitments under non-cancellable operating leases at December 31, 2005 are as follows:

2005
€000
Payable within one year	40,878
Payable in one to two years	32,031
Payable in two to three years	26,105
Payable in three to four years	20,456
Payable in four to five years	16,655
Payable thereafter	53,999
€190,124

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

23   Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2005	2004
	€000	€000
Contracted for	124,280	41,813
Not contracted for	143,035	76,172
	€267,315	€117,985

24   Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group’s pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group's major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

Periodic actuarial valuations were performed on all of the major plans, by independent professionally qualified actuaries, between January 1, 2003 and December 31, 2005.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2005 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 9% (2004: 10%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2005.

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50 - 4.00	4.00	2.00 - 7.50
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	5.00 - 6.50	6.25	6.25 - 12.66
Inflation	1.00 - 4.00	2.25	2.75 - 4.00

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 -10.50
Bonds	3.25 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 -10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50 - 13.00
Bonds	4.51 - 7.00	4.50	4.50 - 10.00
Other	3.00 - 7.00	3.50	Nil - 3.50

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	1,929,671	46,506	50,194	2,026,371
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205
Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372
(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231
Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

€000
Year ended December 31, 2003
Current service cost	36,593
Past service cost	655
Total operating charge	€37,248

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

€000
Year ended December 31, 2003
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726
Net charge	€15,266

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Analysis of the amount recognized in the statement of total recognized gains and losses

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

€000
Year ended December 31, 2003
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)
Actuarial gain recognized in the statement of recognized gains and losses	€27,800

The analysis of the amount recognized in the statement of recognized gains and losses above excludes deferred tax.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Movement in pension liability

€000
Deficit in scheme at December 31, 2002	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlements and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December, 31 2005	€708,144

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%

Experience gains and losses on scheme liabilities

Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses

Year ended December 31, 2005
Amount	14,885,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2005 these amount to €431,862,000 (2004: €277,274,000; 2003: €263,165,000).

The defined contribution pension scheme expense for the year ended December 31, 2005 was €20,850,000 (2004: €21,077,000; 2003: €20,686,000).

25   Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized below.

	2005	2004	2003
	€000	€000	€000
Sale of goods	31,277	28,725	41,612
Purchase of goods	13,813	9,930	11,484
Receiving of services	633	922	265
Rendering of services	1,544	776	697

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25   Related Party Transactions—(continued)

Transactions with related parties

In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	2005	2004	2003
	€000	€000	€000
Rendering and receiving of services (net)	—	—	679
Transfer of cash from business disposals	9,899	11,934	28,206

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman.

In 2005 the Group purchased in the normal course of business approximately 28,000 metric tonnes of  paper amounting to approximately €11 million from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman, and Dr. Alan Smurfit. At December 31, 2005, an amount of €3.2 million was owing by SKG to Savon Sellu.

26.   Shareholders’ Equity

Other reserves include the following:

A capital contribution in 2002 of €864,354,000 which is comprised of an investment of €731,960,000 by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management by way of capital contributions; a capital contribution by JSL of €125,000,000.  JSL obtained the funds for this contribution by way of a loan from the newcos which they borrowed under a bank credit facility. The newcos borrowing was non recourse to JSG Funding and was fully paid in December 2003; the remaining €7,394,000 represents the value ascribed to the warrants to purchase shares in JSL issued as part of the PIK units (see Note 19).

Investments in 2005 by SKGL of €738,953,000 by way of capital contribution.

JSG Funding has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued. On September 2, 2002, the shares were redesignated as 100,000,000 ordinary shares of €0.001 each.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26.   Shareholders’ Equity—(continued)

Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 7 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•  Time vesting.   40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Performance vesting.   40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At December 31, 2005, JSG Packaging had issued 10,404,610 convertible shares.

27   Net Cash Flow from Operating Activities and Movement in Working Capital

	2005	2004	2003
	€000	€000	€000
Operating income	167,028	281,789	309,144
Reorganization and restructuring costs	8,421	23,231	16,357
Depreciation and depletion (net of government grants amortized)	282,378	259,831	250,590
Amortizations of intangible assets	29,203	37,925	44,548
Finance lease interest paid	1,138	1,962	2,164
(Decrease) / increase in other payables and provisions	(14,291)	(12,891)	6,451
Decrease in working capital	40,252	47,419	62,832
Currency adjustment	(1,260)	1,663	(1,122)
	€512,869	€640,929	€690,964

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27   Net Cash Flow from Operating Activities and Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,210	(62,832)
Currency adjustment	(21,980)	(32,221)	27,200	(27,001)
December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

*                    Amounts falling due within one year not including borrowing due within one year, corporation tax, capitalized lease obligations and amounts due to affiliates.

28   Retirement of Fixed Assets

	2005	2004	2003
	€000	€000	€000
Property, plant and equipment	17,756	33,860	12,351
Investments	442	2,528	32,544
	€18,198	€36,388	€44,895

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29   Reconciliation of Net Cash Flow to Movement in Net Debt

	2005	2004	2003
	€000	€000	€000
(Decrease) / increase in cash	(27,045)	50,285	29,314
(Increase) / decrease in term debt	(475,449)	111,101	2,142
Increase / (decrease) in liquid resources	789,791	16,989	(18,889)
Capital elements of finance leases repaid	4,812	13,576	5,689
Change in net debt resulting from cash flows	292,109	191,951	18,256
New finance leases	(4,053)	(2,963)	—
Loans and finance leases acquired	(1,814,470)	—	(122,952)
Loans and finance leases disposed	1,471	—	23,695
Other non cash movements	(19,665)	(40,876)	(38,537)
Currency adjustment	(72,937)	40,244	153,282
Movement in net debt	(1,617,545)	188,356	33,744
Net debt at beginning of period	(2,912,746)	(3,101,102)	(3,134,846)
Net debt at end of period	€(4,530,291)	€(2,912,746)	€(3,101,102)

30   Analysis of Net Debt

	December 2004	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,884	34,216	—	—	6,165	148,265
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	248,033	745,545	—	—	9,804	1,003,382
Bank overdrafts and demand loans	(28,668)	17,201	—	—	(8,551)	(20,018)
Loans repayable within one year	(76,173)	(21,548)	—	(8,911)	22,873	(83,759)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(104,841)	(759,922)	—	(8,911)	14,322	(859,352)
Long and medium term borrowing	(3,038,538)	301,674	(1,805,992)	(10,754)	(97,162)	(4,650,772)
Net borrowing	(2,895,346)	287,297	(1,805,992)	(19,665)	(73,036)	(4,506,742)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(2,912,746)	€292,109	€(1,812,999)	€(23,718)	€(72,937)	€(4,530,291)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,989	—	(35)	(2,000)	107,884
Cash and investments	179,067	72,612	—	(35)	(3,611)	248,033
Bank overdrafts and demand loans	(22,368)	(5,338)	—	—	(962)	(28,668)
Loans repayable within one year	(111,447)	54,348	—	3,698	(22,772)	(76,173)
Short term borrowing	(133,815)	49,010	—	3,698	(23,734)	(104,841)
Long and medium term borrowing	(3,118,074)	56,753	—	(44,539)	67,322	(3,038,538)
Net borrowing	(3,072,822)	178,375	—	(40,876)	39,977	(2,895,346)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(3,101,102)	€191,951	—	€(43,839)	€40,244	€(2,912,746)

	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,107	(18,889)	—	(58)	(3,230)	92,930
Cash and investments	184,331	3,604	—	(58)	(8,810)	179,067
Bank overdrafts and demand loans	(51,378)	6,821	—	—	22,189	(22,368)
Loans repayable within one year	(110,776)	36,206	—	2,279	(39,156)	(111,447)
Short term borrowing	(162,154)	43,027	—	2,279	(16,967)	(133,815)
Long and medium term borrowing	(3,134,436)	(34,064)	(86,119)	(40,758)	177,303	(3,118,074)
Net borrowing	(3,112,259)	12,567	(86,119)	(38,537)	151,526	(3,072,822)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)
Net debt	€(3,134,846)	€18,256	€(99,257)	€(38,537)	€153,282	€(3,101,102)

Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits, with maturities of less than one year when acquired. They are categorized as held-to-maturity because the Group has both the intent and the ability to hold these investments until maturity.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals

	2005	2004	2003
	€000	€000	€000
Net (liabilities) / assets acquired (see below)	(203,598)	—	6,180
Reclassification from associates	—	—	(35,030)
Goodwill	1,185,705	2,731	174,659
	€982,107	€2,731	€145,809
Satisfied by:
Shareholders loan contributed	738,953	—	—
Cash payments	209,608	2,731	145,809
Deferred consideration	33,546	—	—
	€982,107	€2,731	€145,809
Net cash outflows
Cash payments	209,608	2,731	145,809
Cash acquired	(48,887)	—	(52,683)
Bank overdrafts acquired	44,811	—	8,955
	€205,532	€2,731	€102,081

Summary of net (liabilities) / assets acquired:

	2005	2004	2003
	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	1,557,132	—	269,385
Investments	3,533	—	3,616
Current assets:
Inventories	275,804	—	59,724
Accounts receivable and prepayments	572,415	—	115,628
Cash and investments held as current assets	48,887	—	52,683
Total assets	2,457,771	—	501,036
Accounts payable and accrued liabilities	(587,196)	—	(135,268)
Long term debt and other payables	(1,805,992)	—	(113,896)
Provisions for liabilities and charges	(312,151)	—	(6,197)
Fair value adjustment	45,467	—	(239,495)
Minority interests	(1,497)	—	—
Net (liabilities) / assets acquired at fair value to the Group	€(203,598)	€—	€6,180

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals—(continued)

Summary of effects of the acquisition of Kappa

The acquisition of Kappa was completed on December 1, 2005. The fair value exercise relating to the acquisition is preliminary and is reflected in the schedule below although the fair value exercise on fixed and intangible assets has been substantially completed and the fair value exercise on pensions has also been substantially completed, and no significant adjustment is expected in relation to these amounts.

	Book Value	Policy Alignment	Revaluations	Fair Value
	€ millions	€ millions	€ million	€ million
Cash	49	—	—	49
Accounts receivable and prepayments	575	(2)	(1)	572
Inventories	258	18	—	276
Financial assets	3	—	—	3
Property, plant and equipment	1,574	(17)	23	1,580
Intangible assets	—	—	35	35
Total assets	2,459	(1)	57	2,515

Accounts payable and accruals	(581)	(6)	(8)	(595)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)
Minorities	(2)	—	—	(2)
Net (liabilities)/assets acquired	(315)	66	45	(204)
Shareholders loans acquired				(739)
Goodwill				1,186
Total consideration				243
Deferred consideration				(33)
Cash payments				€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa

€ million
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

The summarized statements of operations and statements of total recognized gains and losses for Kappa from the beginning of its financial year on January 1, 2005 to November 30, 2005 are set out below. These figures are reported in accordance with accounting standards generally accepted in The Netherlands and are unaudited.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and Disposals—(continued)

Summarized statements of operations

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net Sales	2,585
Operating Income	154
Exceptional items	(11)
Profit before interest	143
Net interest	(208)
Loss before taxes	(65)
Tax	(11)
Net loss for the period	€(76)

Statements of total recognized gains and losses

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net loss for the period	(76)
Translation adjustment on foreign currency net investments	(8)
Total recognized gains and losses	€(84)

The net loss for Kappa for the year ended December 31, 2004 was €79 million.

Summary of effects of the acquisition of the SSCC European assets in 2003

	Book Value	Revaluations	Fair Value
	€ millions	€ millions	€ millions
Cash	29	—	29
Accounts receivable and prepayments	103	—	103
Inventories	49	—	49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)	—	(98)
Long term debt and other long term liabilities	(115)	—	(115)
Other liabilities	(95)	(59)	(154)
Net assets acquired	€(24)	€56	32
Goodwill			174
Consideration			€206

32   Parent Undertakings and Controlling Parties

The immediate parent of the company is JSL. The ultimate controlling party and parent undertaking of the largest group of which the company is a member, and for which group financial statements are

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32   Parent Undertakings and Controlling Parties—(continued)

prepared, is SKGL. The parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Holdings. SKGL, JSG Holdings and JSL are companies incorporated in Ireland.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

33   Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2004 and 2003. Full group accounts for JSL for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2005 will be filed with the Registrar in due course.

34   Comparative Figures

Certain figures for the prior years have been adjusted to conform with 2005 classifications and disclosure requirements.

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (“Irish GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful life. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

whenever indicators of impairment arise. The Group’s identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, “Restructuring and Impairment Charges”.

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon JSG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2003, 2004 and 2005. No indicators of impairment were identified.

Under Irish GAAP, the Group account for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under U.S. GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €141 million representing the allocated value for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not permit the separate recognition of such assets and thus has included the €141 million amount in goodwill. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP.

Deferred taxation

Irish GAAP, FRS 19—“Deferred Tax” requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminated a number of the differences between accounting for deferred tax under Irish and US GAAP. However, under SFAS No. 109—“Accounting for Income Taxes”, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Funding has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits” (“UITF 35”). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Hyper-inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock-based employee compensation expense

SFAS No. 123—“Accounting for Stock-Based Compensation” encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. JSG Funding elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations and to provide the pro forma information required by SFAS No. 123.

Under US GAAP, following the measurement principles of APB 25, compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the profit and loss account and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

Currency swaps

Under Irish GAAP, the fair value of currency swaps relating to outstanding debt is an adjustment to the carrying value of debt. Under US GAAP, it would be separately recorded as part of other assets or liabilities.

Impairment writedowns

Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

Insurance Receipts

Under Irish GAAP insurance receipts related to the interruption of business are deferred and released to income against the related costs.

Under US GAAP, FIN 30, SOP 96-1 and EITF 01-13 require insurance receipts to be recognized on receipt.

Restructuring and integration costs

The rules for recognizing restructuring and integration costs in the statement of operations are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if certain requirements are satisfied as prescribed by EITF 95-3.

Leveraged buyout transactions

Under US GAAP, because of the application of the EITF issue 88-16, “Basis in Leveraged Buyout Transactions”, only partial purchase accounting applied to the acquisition of JSG in 2002. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders’ equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Funding’s financial statements, causing debt of JSG Funding to increase and equity of JSG Funding to decrease. Even though JSG Funding under US GAAP would consolidate the newcos, JSG Funding had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Consolidation of assets held for sale

The European Commission approval of the Kappa merger required the divestment by the Group of certain Kappa and Smurfit plants. Under Irish GAAP the Smurfit plants continue to be consolidated until they are sold and the Kappa plants are included as available for sale and are shown as current assets recorded at the lower of cost or net realizable value.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Under US GAAP both the Kappa and the Smurfit plants are consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities are included at fair value less costs to sell and are shown as current assets and liabilities. Any fair value adjustment on the Kappa plants is treated as part of purchase price accounting but any subsequent adjustments to fair value will be taken to the income statement. Assets held for sale includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Under US GAAP, the results from operations for assets held for sale are included in the consolidated statement of operations whereas they are excluded under Irish GAAP.

Furthermore, the results for assets held for sale have been classified as discontinued operations under both Irish and US GAAP.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP will result in an adjustment to goodwill in the reconciliations.

Long term receivables

Under Irish GAAP, certain long term receivables are included in current assets. Under US GAAP, they are included in long term assets.

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the consolidated statement of total recognized gains and losses under Irish GAAP and in the statement of other comprehensive income under US GAAP.  The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year.  Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Composition of JSG Funding Group–consolidation of parent company debt

JSG Holdings plc completed an offering of €325 million in aggregate principle amount of 11.5% senior PIK notes due 2015 (the “PIK notes”), through a series of transactions substantially all of the net proceeds were paid to shareholders by mean of a capital share reduction under Irish law.

Under Irish GAAP, JSG Holdings plc is not consoldiated in the Group’s consolidated financial statements.

Under US GAAP, FIN 46(R), “Consolidation of Variable Interest Entities”, requires a variable interest entity (“VIE”) to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

Effectively, JSG Acquisitions is deemed the primary beneficiary of JSG Holdings plc under the definitions of FIN 46(R), as such, JSG Acquisitions is included in the consolidated financial statements as of December 31, 2005 and will be reflected as an increase of outstanding debt with the resulting proceeds as a distribution to shareholders as a dividend.  The accrued interest associated with the PIK notes has been recorded in the statement of operations.  Even though JSG Funding would consolidate the PIK notes under US GAAP, JSG Funding has no repayment obligations related to the PIK notes, which was recourse only to the assets of JSG Holdings plc.

Gain on Munksjo Disposal

The Company disposed of its Munksjo pulp, specialty paper and tissue operations during the year ended December 31, 2005.  As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP.

	2005	2004	2003
	€000	€000	€000
Income
Net loss reported in the consolidated statement of operations	(177,346)	(34,489)	(67,328)
Adjustments:
Goodwill amortization	28,914	37,925	33,817
Other intangibles amortization	(2,038)	—	—
Retirement benefits	(8,118)	(3,061)	(3,999)
Deferred taxation	4,936	9,309	22,699
Stock based compensation expense	(17,696)	(330)	(493)
Inventory valuation—fair value	(5,451)	—	(5,264)
Management rollover investment	614	616	894
Financial instruments—fair value	11,414	(33,275)	(13,779)
Consolidation of companies sold to affiliates	(34,053)	(8,195)	(3,295)
Adjustment to gain on Munksjö disposal	2,597	—	—
Consolidation of assets held for sale	163	—	—
Insurance receipts	(398)	—	—
PIK Interest	(35,541)	—	—
	(54,657)	2,989	30,580
Net loss as adjusted to accord with US GAAP	€(232,003)	€(31,500)	€(36,748)
Arising from:
Continuing operations	(203,578)	(65,388)	(82,706)
Acquired activities	(26,181)	—	—
Discontinued activities	(2,244)	33,888	45,958
Net loss available to ordinary shareholders as adjusted to accord with US GAAP	€(232,003)	€(31,500)	€(36,748)

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Total Comprehensive Income

		Restated	Restated
	2005	2004	2003
	€000	€000	€000
Net (loss) available to ordinary shareholders as adjusted to accord with US GAAP	(232,003)	(31,500)	(36,748)
Other comprehensive income / (loss):
Financial instruments—fair value(1)	7,268	(19,365)	(1,757)
Unrealized foreign currency translation adjustments	18,123	23,091	6,072
Retirement benefits	(77)	(4,824)	6,533
Comprehensive loss	€(206,689)	€(32,598)	€(25,900)

(1)   Financial instruments—fair value of €7,268,000 in 2005 is net of the tax benefit of €773,000.

Net losses of €3,075,000 of the accumulated adjustments to total comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders’ Equity

		Restated
	2005	2004
	€000	€000
Shareholders’ equity as reported in the consolidated balance sheet	1,418,862	869,101
Adjustments:
Goodwill—Gross	106,985	44,005
—Aggregate amortization	101,606	81,695
Other intangibles amortization	(2,038)	—
Hyper-inflationary economies—property, plant and equipment
—Cost	103,026	140,133
—Aggregate depreciation	(49,707)	(63,141)
Hyper-inflationary economies—investments	310	3,013
Retirement benefits	(30,597)	(34,147)
Deferred taxation	(137,896)	(127,194)
Financial instruments—fair value	(30,059)	(48,741)
Minority share of US GAAP adjustments	(6,376)	(8,615)
Consolidate newcos	(176,859)	(146,519)
Rollover investment by JSG management	(74,961)	(75,574)
Insurance receipts	(398)	—
Consolidation of assets held for sale	163	—
PIK	(360,541)	—
	(557,342)	(235,085)
Shareholders’ equity as adjusted to accord with US GAAP	€861,520	€634,016

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Shareholders’ equity under US GAAP includes assets amounting to €157,285,000 and liabilities amounting to €57,403,000 held for sale at December 31, 2005.

Certain amounts in the US GAAP reconciliation and related footnote disclosures have been restated to reflect the currency translation adjustment associated with the goodwill arising from the acquisition of the Jefferson Smurfit Group in 2002. SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity. Accordingly, in performing this goodwill allocation to subsidiaries and applicable currency translation, the Group has restated financial statement amounts presented in accordance with US GAAP to reflect the currency movement associated with goodwill in the years 2003 and 2004. This resulted in a cumulative increase in currency translation adjustment of €93,533,000 as of December 31, 2004 leading to a reduction in both goodwill and shareholders’ equity reported under US GAAP for an identical amount. Consequently, the currency translation adjustment in other comprehensive loss for the years ended December 31, 2004 and 2003 increased by €8,409,000 and €85,124,000, respectively, thereby increasing other comprehensive loss by identical amounts in both years. This restatement did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Accumulated Other Comprehensive Income Amounts—Restated

	Currency Translation Adjustments	Financial Instruments (Losses)/Gains	Retirement Benefits	Total
	€000	€000	€000	€000
Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	6,072	(1,757)	6,533	10,848
Balance at December 31, 2003	22,972	(6,291)	10,306	26,987
Movement in the year	23,091	(19,365)	(4,824)	(1,098)
Balance at December 31, 2004	46,063	(25,656)	5,482	25,889
Movement in the year	18,123	7,268	(77)	25,314
Balance at December 31, 2005	€64,186	€(18,388)	€5,405	€51,203

Cash Flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under US GAAP, movements on restricted cash are included as investing activities. Under Irish GAAP movements in short term maturity investments and restricted cash are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and acquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

The categories of cash flow activity under US GAAP are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Cash inflow from operating activities	188,396	362,737	375,126
Cash (outflow) on investing activities	(530,701)	(174,770)	(333,626)
Cash inflow / (outflow) from financing activities	349,360	(129,731)	(29,296)
Increase in cash and cash equivalents	7,055	58,236	12,204
Currency adjustment on cash and cash equivalents	9,804	(3,611)	(8,810)
Cash and cash equivalents at beginning of period	230,948	176,323	172,929
Cash and cash equivalents at end of period	€247,807	€230,948	€176,323

Business Combinations—Additional Information Required

Pro-forma sales and net income/(loss) for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and (€141.6) million (unaudited), respectively (2004: €7,649 million (unaudited) and net income of €63.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

Other intangibles amortization charge is projected to be approximately €24 million annually for the next 5 years.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2005	2004
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	386,203	295,702
Other timing differences	81,974	83,526
	468,177	379,228
Deferred taxation assets:
Net operating loss carry forwards	(293,035)	(61,422)
Valuation allowances	167,005	29,631
Retirement benefits	(58,264)	(45,679	)(1)
Other timing differences	(2,573)	(42,447)
	(186,867)	(119,917)
	€281,310	€259,311
Split as follows:
Current	(14,418)	(20,177)
Non current	295,728	279,488
	€281,310	€259,311

(1)          Retirement benefits includes €52,776,000 (2004: €44,319,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ (note 24).

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group’s net loss for the period presented would have been as shown in the table below.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group’s employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period (see “Stock based employee compensation expense” above for a description of the vesting period).

	2005	2004	2003
	€000	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported	(232,003)	(31,500)	(36,748)
Add: Stock-based employee compensation expense included in reported net loss	17,696	259	394
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)	(769)
Pro forma	€(215,623)	€(32,314)	€(37,123)

In September 2002, Jefferson Smurfit Group Ltd. (f/k/a MDCP Acquisitions plc) (“JSGL”) adopted the 2002 Management Equity Plan (the “2002 Plan”). The Plan provides for the issuance of equity purchase rights for a nominal value of €0.001 each through long-term equity incentive awards to our eligible employees, officers, and directors (“Participants”). Each award is comprised of Series A, Series B and Series C convertible shares in JSGL and is proportioned as 40%, 40% and 20%, respectively. Series A convertible shares vest over a three year period ending on December 31, 2007. Series B and Series C convertible shares will convert over the same time period if certain Internal Rate of Return performance requirements are met. Each series of convertible share would automatically convert into Series D convertible shares upon vesting. Subject to certain criteria, these Series D convertible shares then could be converted into Ordinary Shares of JSGL upon payments of an agreed upon conversion price, usually fair market value of JSGL shares at the date of the original award grant. Each award has a life of ten years from the date of grant. Also, there are certain restrictions on transferring convertible or ordinary shares. When a Participant terminates employment from JSGL, JSGL reserves the right to redeem or purchase the convertible shares and any Ordinary Shares acquired as a result of the conversion thereof.

In February 2004, the 2002 Plan was amended (the “2004 Plan”) and restated to, among other things, to provide a clause that provides variability in the exercise price for the aforementioned equity awards based upon accrued interest for the senior PIK notes in JSG Holdings plc. Furthermore, the awards were exchanged for an identical number of shares in JSG Packaging Ltd. (subsequently renamed to Smurfit Kappa Group Ltd. (“SKG”) in 2005). These changes to the 2002 Plan did not take affect until February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

In December 2005, the 2004 Plan was amended (the “2005 Plan”) in which SKG gave Participants the opportunity to exchange their awards of Series A, Series B and Series C convertible shares into an equal number of Series E, Series F and Series G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular series of convertible shares. The main changes to the convertible shares were that vesting dates were changed to the three years ended December 31, 2010 and the performance criteria for the Series F and Series G convertible shares were slightly different to those for the Series B and Series C convertible shares, which they replaced. Additionally, SKG introduced Series H convertible shares, which automatically convert into Series I convertible shares upon vesting then can be converted into Ordinary Shares of SKG. The vesting provisions for Series H convertible shares are similar to Series F convertible shares except that once converted into Series I convertible shares, they are not subject to the variable exercise price that the other series of convertible shares possess. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

The opportunity to exchange the convertible shares under the 2005 Plan did not occur until the first quarter of 2006. Accordingly, as of December 31, 2005, no Series E, Series F or Series G convertible shares were outstanding.

A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 is presented below:

	A Convertible	B Convertible	C Convertible	H Convertible	Total
April 16, 2003 Shares allotted	3,118,907	3,118,907	1,559,449	—	7,797,263
October 21, 2003 Shares allotted	176,253	176,253	88,126	—	440,632
Balance at December 31, 2003	3,295,160	3,295,160	1,647,575	—	8,237,895
March 5, 2004 Shares allotted	41,534	41,534	20,767	—	103,835
Balance at December 31, 2004	3,336,694	3,336,694	1,668,342	—	8,341,730
December 5, 2005 Shares allotted	—	—	—	2,062,880	2,062,880
December 31, 2005 Shares cancelled	—	(1,112,231)	—	—	(1,112,231)
Balance at December 31, 2005	3,336,694	2,224,463	1,668,342	2,062,880	9,292,379
Exercisable at December 31, 2005	1,112,231	—	—	—	1,112,231

The exercise price for all convertible shares at December 31, 2005 was €5.12.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended December 31, 2005, 2004 and 2003 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

	2005	2004	2003
	€000	€000	€000
Service cost	37,450	38,470	36,885
Interest cost	57,731	56,282	55,573
Expected return on plan assets	(44,259)	(40,627)	(39,669)
Amortization of unrecognized transition obligation or asset	112	—	—
Recognized gains and losses	5,453	61	4,118
Recognized prior service cost	(451)	57	655
Loss due to settlement or curtailment	(2,564)	(636)	—
	€53,472	€53,607	€57,562

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2005	2004
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,123,272	1,081,891
Service cost	37,450	38,470
Interest cost	57,731	56,282
Contributions by plan participants	7,180	7,908
Actuarial gains and losses	89,686	8,486
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(8,997)	(542)
Plan amendments	(61)	(1,793)
Reclassification	—	2,291
Acquisitions	799,806	—
Disposals	(29,741)	(101)
Currency adjustments	25,249	(8,872)
Benefit obligation at end of period	2,043,374	1,123,272
Change in plan assets
Fair value of plan assets at beginning of period	655,105	621,833
Actual return on assets	121,834	40,999
Contributions by employer	51,077	51,921
Contributions by plan participants	7,180	7,908
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(3,048)	—
Acquisitions	536,793	—
Disposals	(7,705)	—
Currency adjustment	16,156	(6,808)
Fair value of plan assets at end of period	1,319,191	655,105
Funded status of the plans	(724,183)	(468,167)
Amounts available to be applied as an increase / (reduction) of future pension costs:
Unrecognized actuarial gains or losses	(7,003)	(13,162)
Unrecognized prior service cost	(1,535)	(1,680)
Minimum pension liability	(6,020)	(6,694)
(Accrued) pension costs	€(738,741)	€(489,703)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2005 were €2,412,000 (2004: €2,245,000).

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2005, €3,200,000 (2004: nil) and underfunded plans at December 31, 2005 of €727,383,000 (2004: €468,167,000).The following assumptions were used to determine the defined benefit expense for the Group.

	2005	2004	2003
Weighted average assumed discount rate	4.9%	5.5%	5.4%
Weighted average rates of compensation increase	3.1%	3.3%	3.2%
Weighted average expected long term rates of return on plan assets	6.1%	6.7%	6.5%

The calculation of the projected benefit obligation at December 31, 2005 assumed a discount rate of approximately 4.6% (2004: 5.1%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

The weighted-average asset allocations at December 31, 2005 and 2004 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
		2005	2004
Equity securities	15 - 80%	50%	49%
Debt securities	20 - 85%	38%	39%
Real Estate	0 - 10%	6%	6%
Other	0 - 10%	6%	6%
Total		100%	100%

The Group maintains target allocation percentages among various asset classes based on an investment policy established for the pension plans which is designed to achieve long term rate of return objectives, while mitigating against downside risk and considering expected cash flows. Our investment policy is reviewed from time to time to ensure consistency with our long term objective of funding 100% of the projected benefit obligation.

The expected long term rate of return on plan assets reflects the average return rates expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating those rates, appropriate consideration is given to the current returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2006 will be 6.1%.

The expected contributions to the defined benefit plans is anticipated to be €80,330,000 in the year ended December 31, 2006. The accumulated benefit obligation of all schemes at December 31, 2005 is €1,819,813,000.

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2006	80,748
2007	82,077
2008	83,584
2009	88,015
2010	91,278
2011 - 2015	514,856

36   New Accounting Standards

U.S. GAAP

In November 2004, the FASB issued SFAS 151, ‘‘Inventory Costs—An Amendment of ARB No. 43, Chapter 4.’’ SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing,’’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and we are required to adopt it in the first quarter of fiscal year 2006. We do not expect that the adoption of SFAS 151 will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 123 (revised 2004), ‘‘Share-Based Payment’’ which replaces SFAS 123, ‘‘Accounting for Stock-Based Compensation,’’ and supercedes APB Opinion 25, ‘‘Accounting for Stock Issued to Employees.’’ SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement is effective for accounting periods starting January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 123R will have on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 153, ‘‘Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.’’ SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, ‘‘Accounting for Nonmonetary Transactions,’’ and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

36   New Accounting Standards—(continued)

commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but we do not expect that it will have a material impact.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application for changes in accounting principle and the correction of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years begin after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or, (2) amortise servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (‘‘IASB’’). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure

Each of SKGL, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of SKG’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa Kraftliner AB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100

JSG Funding plc and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

JSG Acquisitions and Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Board of Directors
JSG Acquisitions

We have audited the accompanying consolidated balance sheets of JSG Acquisitions and subsidiary companies (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, total recognized gains and losses, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of Kappa Holding B.V., a wholly-owned subsidiary, which statements reflect total assets constituting 35.5% as of December 31, 2005 and total revenues constituting 4.5% for the year then ended of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Kappa Holding B.V., is based solely on the report of the other auditors.

We conducted our audits in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSG Acquisitions and subsidiary companies at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland, which differ in certain respects from U.S. generally accepted accounting principles (see Note 35 of the Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 35 of the Notes to the Consolidated Financial Statements, certain amounts in accordance with U.S. generally accepted accounting principles have been restated to account for certain currency translation adjustments.

/s/ Ernst & Young
Ernst & Young Dublin, Ireland
April 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JSG Acquisitions

We have audited the combined balance sheet of Kappa Holding B.V. and its subsidiaries (the “Company”) as of December 31, 2005 and the related combined statement of operations, combined statement of cash flows, total recognized gains and losses and changes in shareholders’ equity for the one month ended December 31, 2005 (not presented separately herein). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and cash flows for the one month ended December 31, 2005, in conformity with accounting principles generally accepted in Ireland.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the combined financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Dublin, Ireland
April 30, 2006

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Operations

	Note	2005	2004	2003
		€000	€000	€000
Net Sales	3
Continuing operations		4,212,514	4,278,439	4,146,061
Continuing operations—acquisitions		199,611	—	—
Discontinued operations		25,204	526,643	600,254
		4,437,329	4,805,082	4,746,315
Cost of sales		3,222,705	3,473,299	3,419,820
Impairment of property, plant and equipment	5	45,214	—	—
Gross profit		1,169,410	1,331,783	1,326,495
Net operating expenses	4	977,292	1,010,565	982,296
Reorganization and restructuring costs	5	25,090	39,430	35,006
Operating income subsidiaries
Continuing operations		174,297	226,028	243,724
Acquired operations		(5,425)	—	—
Discontinued operations		(1,844)	55,760	65,469
		167,028	281,788	309,193
Share of associates’ operating income		7,287	12,611	12,155
Total operating income		174,315	294,399	321,348
Income on sale of assets and businesses	5	52,587	22,173	5,560
Interest income		10,730	8,335	11,631
Interest expense	7	(249,475)	(293,009)	(308,754)
Loss from early extinguishment of debt	7	(104,658)	(5,697)	—
Other financial expense	24	(13,259)	(15,718)	(15,266)
Share of associates’ net interest		(1,336)	(1,301)	(2,062)
(Loss)/income before taxes and equity minority interests	8	(131,096)	9,182	12,457
Taxes on income	9	21,561	26,973	62,354
(Loss) before equity minority interests		(152,657)	(17,791)	(49,897)
Equity minority interests		18,813	16,067	16,768
Net (loss) for the year(1)		€(171,470)	€(33,858)	€(66,665)

(1)          A summary of the significant adjustments to net (loss) which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Total Recognized Gains and Losses

	2005	2004	2003
	€000	€000	€000
(Loss) / income for the year
Group	(173,639)	(37,802)	(71,264)
Associates	2,169	3,944	4,599
	(171,470)	(33,858)	(66,665)
Translation adjustments on foreign currency net investments
Group	5,529	15,222	58,982
Actuarial (loss) / gain recognized in retirement benefit schemes	(17,281)	(6,988)	25,603
Minority share of actuarial (loss)	(94)	—
Total recognized gains and losses
Group	(185,485)	(29,569)	13,321
Associates	2,169	3,945	4,599
	€(183,316)	€(25,624)	€17,920

Note of Historical Cost Profits and Losses

The results disclosed in the Consolidated Statements of Operations are not materially different to the results based on an unmodified historical basis.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquistions and Subsidiary Companies
Consolidated Balance Sheets

	Note	2005	2004
		€000	€000
Assets
Current assets
Cash	10	247,727	247,958
Restricted cash	10	755,575	—
Accounts receivable and prepayments	11	1,314,728	925,048
Assets held for sale and inter-company balances		54,404	—
Amounts due by affiliates		107	395
Amounts due by affiliates after more than one year		263,115	270,698
Inventories	12	663,131	452,166
Total current assets		3,298,787	1,896,265
Fixed assets
Investments	13	87,746	81,895
Property, plant and equipment	14	3,499,084	2,334,858
Intangible assets	15	2,490,245	1,455,116
Total fixed assets		6,077,075	3,871,869
Total assets		€9,375,862	€5,768,134
Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	19	72,555	82,550
Kappa bonds outstanding	19	755,575	—
Accounts payable and accrued liabilities	16	1,500,413	1,064,831
Total current liabilities		2,328,543	1,147,381
Non current liabilities
Long term debt and other long term liabilities	18	3,164,540	1,769,376
Amounts due to affiliates		1,414,925	1,226,013
Provisions for liabilities and charges	20	247,733	221,403
Pension liabilities	24	655,368	411,237
Capital grants deferred		14,460	14,260
Minority interests (equity interests)		131,384	115,192
Total liabitilites and minority interests		7,956,953	4,904,862
Shareholders equity(1)
Share capital		40	40
Other reserves	26	1,683,090	938,608
Retained deficit		(264,221)	(75,376)
Shareholders’ equity		1,418,909	863,272
Total liabilities, minority interests and shareholders’ equity		€9,375,862	€5,768,134

(1)          A summary of the significant adjustments to shareholder’s equity which would be required if accounting principles generally accepted in the United States had been applied instead of those generally accepted in Ireland is given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquistions and Subsidiary Companies
Consolidated Statements of Changes in Shareholders’ Equity

	Share capital	Other reserves	Retained earnings	Total shareholders’ equity
	€000(1)	€000(1)	€000	€000
Balance at December 31, 2002	40	864,404	6,532	870,976
Loss	—	—	(66,665)	(66,665)
Actuarial gain recognized in retirement benefit schemes	—	—	25,603	25,603
Currency translation adjustments	—	58,982	—	58,982
Balance at December 31, 2003	40	923,386	(34,530)	888,896
Loss	—	—	(33,858)	(33,858)
Actuarial loss recognized in retirement benefit schemes	—	—	(6,988)	(6,988)
Currency translation adjustments	—	15,222	—	15,222
Balance at December 31, 2004	40	938,608	(75,376)	863,272
Capital contribution		738,953		738,953
Loss	—	—	(171,470)	(171,470)
Actuarial loss recognized in retirement benefit schemes	—	—	(17,281)	(17,281)
Minority share of actuarial (loss)			(94)	(94)
Currency translation adjustments	—	5,529	—	5,529
Balance at December 31, 2005	€40	€1,683,090	€(264,221)	€1,418,909

(1)   See Note 26 for further detail.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Consolidated Statements of Cash Flows

	Note	2005	2004	2003
		€000	€000	€000
Net cash flow from operating activities	27	512,871	640,928	691,027
Dividends received from associates		3,062	2,989	1,258
Returns on investments and servicing of finance
Interest received		10,730	8,370	11,687
Interest paid		(286,814)	(278,449)	(292,701)
Interest paid on finance leases		(1,138)	(1,962)	(2,164)
Other financial interest paid		(13,259)	(15,718)	(15,266)
Dividends to minority interests		(6,152)	(5,707)	(7,496)
Deferred debt issue costs		(98,055)	(5,814)	(7,558)
		(394,688)	(299,280)	(313,498)
Taxation
Irish corporation tax (paid) / refunded		(3,480)	(8,515)	2,616
Overseas tax paid		(39,274)	(50,249)	(61,589)
Overseas tax refunded		—	21,433	—
		(42,754)	(37,331)	(58,973)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(192,434)	(206,466)	(207,518)
Less new finance leases		4,053	2,963	—
		(188,381)	(203,503)	(207,518)
Capital grants received		3,390	1,874	1,995
Purchase of other investments		(87)	(772)	(1,052)
Purchase of fixed assets	28	18,198	36,388	44,895
		(166,880)	(166,013)	(161,680)
Acquisitions and disposals
Purchase of subsidiaries and minorities	31	(205,532)	(2,731)	(102,081)
Deferred acquisition consideration		(1,520)	(2,390)	(54,773)
Business disposals		572,174	—	4,596
Receipts / (advances) from / to affiliates		9,899	11,934	(28,206)
Investments in and advances to associates		(351)	(1,194)	(82)
		374,670	5,619	(180,546)
Cash inflow before use of liquid resources and financing		286,281	146,912	(22,412)
Management of liquid resources		(789,786)	(16,914)	18,812
Financing
Issue of shares including minorities		5	27	—
Increase/(decrease) in term debt	29	481,142	(67,266)	(49,789)
Advances from affiliates		125	1,102	88,392
Capital elements of finance leases repaid		(4,812)	(13,576)	(5,689)
		476,460	(79,713)	32,914
(Decrease) / increase in cash	29	€(27,045)	€50,285	€29,314

The significant differences between the cash flow statement prepared under accounting principles generally accepted in the United States and that prepared under accounting principles generally accepted in Ireland are given in Note 35.

The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements

1   Basis of Preparation

JSG Acquisitions (“JSG Acquisitions”) is a wholly owned subsidiary of JSG Funding plc. On October 2, 2002, JSG Acquisitions acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, JSG Acquisitions had no operations.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction, which we refer to as the “SSCC Asset Swap”, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets.

On March 1, 2005 the Group completed the sale of our Munksjö specialty paper business for approximately €450 million. On May 18, 2005 we completed the sale of our Munksjö tissue business for approximately €28 million. The proceeds from these disposals were used to pay down part of the term portion of our senior credit facility. Together, the operations sold had net sales of approximately €512 million for the year to December 31, 2004 (2003: €483 million).

On June 16, 2005 the Group completed the sale of The Kildare Hotel & Country Club (The K Club), additional land near The K Club and surplus land near our Dublin head office for €115 million to a company controlled by Sir Michael Smurfit. The proceeds from the sale were applied to debt reduction.

The Munksjö specialty businesses and The K Club together with Smurfit MBI, which was sold as part of the SSCC Asset Swap in 2003, are reported as discontinued operations in the Consolidated Statements of Operations.

On December 1, 2005 Smurfit Kappa Group Limited (“SKGL”), (formerly known as JSG Packaging Limited), the ultimate parent of JSG Funding, JSG Acquisitions and the shareholders of Kappa Holding BV (‘Kappa’) concluded an agreement resulting in a merger of the operations of both groups of companies. The merger was completed through the issue of shares by SKGL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. The ownership structure results in the existing shareholders of SKGL owning approximately 58.3% of the combination while Kappa’s existing shareholders own approximately 41.7%. The transaction involved financing the cash consideration and refinancing the entire existing Kappa Packaging debt and the existing JSG Acquisitions senior credit facility by way of a new senior credit facility. The merger required European Commission approval, which was granted subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses. The financial statements reflect the combination with effect from December 1, 2005 incorporating one month’s results for the enlarged business. The combination is accounted for as a purchase.

Under Irish GAAP fair value exercises are required to be completed as soon as practicable after the date of acquisition with the final fair value adjustments incorporated in the financial statements for the first full financial year following the acquisition. The fair value exercise relating to the acquisition of Kappa is preliminary. The significant adjustments expected were in respect of the fair value of land and buildings, plant and equipment, post retirement benefits, goodwill and deferred taxation. The actuarial valuations of the various post retirement plans have been substantially completed and we do not expect the valuation result to be materially different from the figures included in the 2005 Form 20-F. We have also substantially completed the exercise in relation to land and buildings and plant and equipment, which has resulted in an increase in fixed assets of €23 million. The acquisition of Kappa resulted in a net increase in goodwill of €1.2 billion.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies

(a) Basis of accounting:

The financial statements are prepared under the historical cost convention and in accordance with generally accepted accounting principles in Ireland (Irish GAAP). They are prepared and presented in euro (€). In preparing these financial statements, certain items have been included in order to comply with accounting presentation and disclosure requirements applicable in the United States in respect of foreign registrants. An explanation of the significant differences between Irish and US GAAP as they apply to the Group and a reconciliation to US GAAP are set out in Note 35. The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2005 and 2004.

(b) Group consolidation:

The financial statements comprise a consolidation of the financial statements of JSG Acquisitions and its respective subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting. The results of subsidiaries acquired or sold are consolidated and the Group’s share of the results of associates are included for the periods from their effective date of acquisition until their effective date of sale.

(c) Net sales and revenue recognition:

Net sales consist of sales to third parties after trade discounts and exclude sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

(d) Goodwill and other intangible assets:

Goodwill represents the excess of the cost of shares in subsidiaries over the fair value of their net assets acquired based on Group accounting policies. It is capitalized and amortized over a period of 40 years as the directors believe that the durability of the business can be demonstrated and the value of goodwill is capable of being continually reassessed. The carrying value of goodwill is subject to an impairment review at the end of the first full year following the year of acquisition and annually thereafter.

Other intangible assets, namely the value of the Kappa brand name, are stated at fair value and amortised over an estimated useful life of 10 years.

(e) Property, plant and equipment:

Property, plant and equipment is carried at cost less accumulated depreciation.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(f) Depreciation:

Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual installments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 - 5%
Fixtures and fittings	10 - 25%
Plant and machinery	3 - 33%
Motor vehicles	20 - 25%

(g) Timberlands:

The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to income relating to the timber extracted in the year.

(h) Leasing:

Assets acquired under finance leases are capitalized and included in property, plant and equipment and depreciated in accordance with Group depreciation policy. Payments under operating leases are expensed over the period of the lease.

(i) Inventory valuation:

Inventory is valued at the lower of cost on a first in first out basis or net realizable value. Cost includes direct costs plus applicable factory and other overheads. Net realizable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realization of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Debt instruments:

The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(k) Derivative instruments:

The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

Forward foreign currency contracts

The criteria for forward foreign currency contracts are:

•       The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and

•       It must reduce the risk of foreign currency exchange movements on our operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs. Gains/losses on hedges of anticipated transactions are recorded in the Consolidated Statements of Operations when such anticipated transactions are no longer likely to occur.

Interest rate swaps

The Group’s criteria for interest rate swaps are:

•       The instrument must be related to an asset or a liability; and

•       It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognized and included in interest payable or receivable as appropriate.

Interest rate swaps are not revalued to fair value and are not shown on the Group Balance Sheets.

Currency swaps

The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(l) Foreign Currencies:

Foreign currency transactions are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the Consolidated Statements of Operations.

The balance sheets of subsidiaries are translated using the closing rate method. The statements of operations and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves. The transactions of operations in hyper-inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognized in the Consolidated Statements of Operations.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

2   Accounting Policies—(continued)

(m) Post Retirement Benefits:

JSG Acquisitions accounts for post retirement benefits in accordance with FRS 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is charged against operating income. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are included in the Consolidated Statements of Operations as “Other Financial Expense”. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the Consolidated Statements of Total Recognized Gains and Losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the Balance Sheets as a pension surplus or deficit as appropriate.

(n) Deferred taxation:

The Group provides deferred tax in accordance with FRS 19—“Deferred Tax”. Under this standard full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. We have chosen not to discount deferred tax assets and liabilities.

(o) Research and development:

Research and development expenditure is written off as incurred.

(p) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

3   Segmental Analyses

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments on a geographic basis. In Europe, the Group has two reportable segments: (1) Packaging and (2) Specialties. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. Our specialties segment, prior to the Munksjö Specialties disposal, was principally comprised of décor base paper, other specialty papers and graphicboard production. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs.

Set out below are segmental analyses of sales (by source), income before taxes and equity minority interests, total assets, long lived assets, net operating assets, capital expenditure, depreciation, depletion and amortization expense and investments in equity method investees. Sales by destination are not

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

materially different from sales by source. The analysis of income includes the Group’s share of the income before exceptional items, interest and taxes of associates. A geographical analysis of employees can be found in Note 6 and of income taxes in Note 9.

Sales—third party (external net sales)

	2005	2004	2003
	€000	€000	€000
Packaging	3,117,403	3,093,484	2,972,383
Specialties	530,629	1,009,038	988,275
Europe	3,648,032	4,102,522	3,960,658
United States & Canada	—	—	104,355
Latin America	789,297	702,560	681,302
	€4,437,329	€4,805,082	€4,746,315

Third party sales in Ireland were: €189,244,000 for the year ended December 31, 2005; €196,346,000 for the year ended December 31, 2004 and €201,530,000 for the year ended December 31, 2003.

Sales—Group and third party

	2005	2004	2003
	€000	€000	€000
Packaging	4,338,640	4,255,869	3,969,405
Specialties	651,972	1,138,767	1,108,017
Europe	4,990,612	5,394,636	5,077,422
United States & Canada	—	—	104,355
Latin America	1,221,240	1,090,229	1,067,021
	€6,211,852	€6,484,865	€6,248,798

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Income before taxes and equity minority interests

	2005	2004	2003
	€000	€000	€000
Packaging	129,461	152,000	206,446
Specialties	33,154	98,256	95,136
Associates	6,420	10,064	9,447
Europe	169,035	260,320	311,029
United States and Canada	—	—	7,775
Packaging	113,996	118,443	86,536
Associates	867	2,546	506
Latin America	114,863	120,989	87,042
Asia (Associates)	—	—	2,202
Unallocated centre costs	(23,335)	(25,273)	(22,412)
Income before intangible amortization, interest and exceptional items	260,563	356,036	385,636
Amortization of intangible assets	(29,203)	(37,925)	(44,548)
Group net interest	(238,745)	(284,674)	(297,123)
Loss from early extinguishment of debt	(104,658)	(5,697)	—
Share of associates’ net interest	(1,336)	(1,301)	(2,062)
(Loss)/income before exceptional items	(113,379)	26,439	41,903
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Impairment of property, plant and equipment	(45,214)	—	—
Income on sale of assets and businesses	52,587	22,173	5,560
	€(131,096)	€9,182	€12,457

Total assets

	2005	2004
	€000	€000
Packaging	5,065,437	2,404,855
Specialties	654,357	805,023
Europe	5,719,794	3,209,878
Latin America	774,708	669,743
Group centre	127,893	162,304
	6,622,395	4,041,925
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	271,093
	€9,375,862	€5,768,134

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Long lived assets

	2005	2004
	€000	€000
Packaging	2,647,603	1,403,645
Specialties	375,213	512,959
Europe	3,022,816	1,916,604
Latin America	475,323	413,257
Group centre	945	4,997
	3,499,084	2,334,858
Intangible assets	2,490,245	1,455,116
	€5,989,329	€3,789,974

Long lived assets in Ireland were €82,952,000 and €203,058,000 at December 31 2005 and 2004 respectively.

Net operating assets

	2005	2004
	€000	€000
Packaging	3,091,799	1,630,279
Specialities	479,235	624,296
Europe	3,571,034	2,254,575
Latin America	627,697	520,224
Group centre	(69,969)	(12,152)
Net operating assets	4,128,762	2,762,647
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	269,939
Unallocated net liabilities	(5,463,320)	(3,624,430)
Shareholders’ equity	€1,418,909	€863,272

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

A reconciliation of net operating assets above to shareholders’ equity is as follows:

	2005	2004
	€000	€000
Per segmental analysis of net operating assets	4,128,762	2,762,647
Intangible assets	2,490,245	1,455,116
Amounts due by affiliates	263,222	269,939
Unallocated assets	2,753,467	1,725,055
Net borrowing	(3,102,811)	(1,682,666)
Deferred debt issuance costs	132,860	91,628
Amounts due to affiliates	(1,414,925)	(1,226,013)
Corporation tax	(20,410)	(42,147)
Capital lease creditors	(23,549)	(17,400)
Provisions for liabilities and charges	(247,733)	(221,403)
Pension liabilities	(655,368)	(411,237)
Minority interests (equity interests)	(131,384)	(115,192)
Unallocated net liabilities	(5,463,320)	(3,624,430)
Shareholders’ equity	€1,418,909	€863,272

Total assets comprise fixed assets and current assets. Long lived assets comprise property, plant and equipment and intangible assets. Net operating assets comprise total assets less total liabilities but excluding all assets and liabilities of a financing nature.

Capital expenditure

	2005	2004	2003
	€000	€000	€000
Packaging	121,300	114,803	128,937
Specialities	28,296	54,565	46,902
Europe	149,596	169,368	175,839
United States and Canada	—	—	1,365
Latin America	42,432	36,689	30,308
Group centre	406	409	6
	€192,434	€206,466	€207,518

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

3   Segmental Analyses—(continued)

Depreciation, depletion and amortization expense

	2005	2004	2003
	€000	€000	€000
Packaging	177,587	178,218	163,753
Specialities	21,907	43,375	44,709
Europe	199,494	221,593	208,462
United States and Canada	—	—	2,244
Latin America	40,527	40,806	42,490
Group centre	155	218	270
Depreciation and depletion	240,176	262,617	253,466
Amortization of intangible assets(1)	29,203	37,925	44,548
	€269,379	€300,542	€298,014

(1)          2005 excludes goodwill written off of €128,422,000 in relation to businesses disposed (2004: €2,586,000). These have been included within income on sale of assets and operations (Note 5).

Investments in equity method investees

	2005	2004
	€000	€000
Europe	62,264	60,051
Latin America	14,049	12,244
	€76,313	€72,295

4   Net Operating Expenses

	2005	2004	2003
	€000	€000	€000
Distribution costs	366,515	349,047	337,489
Administrative expenses	613,789	664,304	647,685
Other operating income	(3,012)	(2,786)	(2,878)
	€977,292	€1,010,565	€982,296

In 2003, a gain of €18 million on the sale of development land at The K Club was netted against administrative expenses.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

5   Exceptional Items

	2005	2004	2003
	€000	€000	€000
Group
Reorganization and restructuring costs	(25,090)	(39,430)	(35,006)
Income on sale of operations	13,458	22,173	5,560
Income on sale of assets and operations—discontinued operations	39,129	—	—
Impairment of property, plant and equipment	(45,214)	—	—
	€(17,717)	€(17,257)	€(29,446)

Group

The Group has recorded costs of €25,090,000 in 2005 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure includes redundancy, closure and reorganization costs. The main closure costs relate to our Clonskeagh Mill in Ireland, which was permanently closed in the first quarter of 2005, and to our Gravelines corrugated plant and Cevennes corrugated plant in France, for which closures were announced in the final quarter of 2005. The related tax relief of €5,360,000 is included in Taxes on income.

The Group has also recorded costs of €45,214,000 mainly in the European Packaging segment primarily representing provisions for impairment of property, plant and equipment. In measuring the value in use of the related assets a discount rate of 7.6% was applied to future cash flows.

The Group has reported a net gain of €52,587,000 in respect of the sale of assets and operations. The main profit was in relation to the sale of Munksjo in the first quarter of 2005, partially offset by a loss on the sale of our Tissues operation in the second quarter of 2005, in addition to the profit on the sale of The K Club in the second quarter of 2005. The related tax charge of €156,000 is included in Taxes on income.

In 2004, the Group recorded costs of €39,430,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Cordoba mill in Spain, which was permanently closed in the third quarter of 2004, and to our Tamworth corrugated plant and Witham cartons plant in the United Kingdom, for which closures were announced in the final quarter of 2004. The related tax relief of €4,048,000 was included in Taxes on income.

The Group reported a gain of €22,173,000 in respect of the sale of the Botanic Road property in Dublin, the sale of surplus property in Italy and Spain and the disposal of our investment in Cartonnerie de Valois. The related tax charge of €1,939,000 was included in Taxes on income.

In 2003, the Group recorded costs of €35,006,000 representing reorganization and restructuring costs mainly in the European Packaging segment. This figure included redundancy, closure and reorganization costs. The main closure costs related to our Lestrem mill in France, which was permanently closed in October 2003. The related tax relief of €9,367,000 is included in Taxes on income.

The Group has reported a gain of €5,560,000 in respect of the disposal of its Maltese box plant and the sale of land at Orsenigo and Asti in Italy. The related tax charge of €2,086,000 is included in Taxes on income.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

6   Employees and Remuneration

The average number of persons employed by the Group by geographical area in the financial year was:

	2005	2004	2003
Europe	21,384	22,931	22,348
United States	—	—	639
Latin America	7,828	7,440	7,318
	29,212	30,371	30,305

	2005	2004	2003
	€000	€000	€000
The staff costs comprise:
Wages and salaries	859,131	890,748	873,702
Social welfare	188,543	194,858	190,586
Pensions	66,204	71,623	73,200
	€1,113,878	€1,157,229	€1,137,488

7   Interest Expense

	2005	2004	2003
	€000	€000	€000
Interest payable and similar charges:
On bank loans and overdrafts
—repayable within 5 years, by instalment	41,857	25,123	26,614
—repayable within 5 years, other than by instalment	17,277	2,965	3,207
	59,134	28,088	29,821
Payable to affiliates	125,204	137,730	136,941
On all other loans	65,137	127,191	141,992
	€249,475	€293,009	€308,754

The loss of €105 million from the early extinguishment of debt arose mainly as a result of our refinancing and debt reduction activities during 2005. The early pay down of the original PIK debt, following the February refinancing, resulted in the write-off of €14 million in debt issue and other costs as well as cash costs of €53 million, primarily the cash premium paid for early redemption. In addition, the Group wrote off debt issue costs of €10 million in respect of the debt repaid with the Munksjö proceeds.  The Group wrote off a further €4 million in respect of the debt repaid with The K Club proceeds and €24 million as a result of the early pay down of some debt in the former JSG as part of the financing of the merger.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

8   Income Before Taxes

	2005	2004	2003
	€000	€000	€000
Income before taxes is stated after charging/(crediting):
Depreciation, depletion and amortization expense	269,379	300,542	298,014
Auditors’ remuneration (including expenses)	4,388	4,059	3,654
Operating lease rentals plant and machinery	12,456	13,042	10,404
Operating lease rentals other	9,672	9,171	6,110
Loss / (gain) on foreign currency borrowing less deposits	1,174	(376)	6,401
Research and development costs	4,292	4,924	4,979
Government grants	(3,012)	(2,786)	(2,878)

Directors’ emoluments, including pension contributions amounted to €7,757,000 (2004: €10,005,000; 2003: €7,048,000).

The following amounts relating to acquired/discontinued operations and acquired operations are included in arriving at Cost of sales and Net operating expenses in the Consolidated Statements of Operations.

	2005	2004	2003
	€000	€000	€000
Cost of sales:
Acquisitons	160,685	—	—
Disposals	22,737	398,061	468,553
Net operating expenses:
Acquisitons	45,452	—	—
Disposals	4,311	72,822	66,232

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income

	2005	2004	2003
	€000	€000	€000
Current Taxation
Europe	18,801	(7,219)	32,463
United States and Canada	(5,378)	—	(686)
Latin America	25,556	26,975	25,547
	38,979	19,756	57,324
Deferred Taxation
Europe	(13,924)	3,354	4,769
United States and Canada	—	8	5
Latin America	(5,406)	1,257	(2,811)
	(19,330)	4,619	1,963
Taxes on income
Holding Company and subsidiaries	19,649	24,375	59,287
Share of associates	1,912	2,598	3,067
	€21,561	€26,973	€62,354
Deferred taxation arises as follows:
Capital allowances	788	3,873	1,068
Other	(20,118)	746	895
	€(19,330)	€4,619	€1,963

Current taxation represents corporation tax or its equivalent on the taxable income in each jurisdiction and unrelieved overseas tax on dividends. In 2005, unrelieved overseas tax on dividends amounted to €559,000 (2004: €486,000; 2003: €474,000). In 2005, the amount of current taxation relating to Ireland was €1,593,000 (2004: nil; 2003: a credit of €3,295,000). In 2005, the amount of deferred taxation relating to Ireland was a credit of €1,658,000 (2004: a credit of €3,630,000; 2003: a charge of €5,225,000).

The deferred taxation credit of €19,330,000 for 2005 includes a charge of €2,172,000 (2004: €635,000; 2003: €251,000) in respect of pensions. The balance of €21,502,000 (2004: €3,984,000; 2003: €1,712,000) is shown as a movement in the liability for Deferred Income Taxes.

The Group has availed of a reduced taxation rate of 10%, which applies to certain manufacturing and financial service operations in Ireland. This reduced rate expired at the end of 2005 for financial services operations and is due to expire for manufacturing operations at the end of 2010.

(Loss)/income before tax is analyzed as follows:

	2005	2004	2003
	€000	€000	€000
Ireland	(96,803)	(30,078)	(34,959)
Foreign	6,676	83,132	111,317
Associates	5,951	11,310	10,093
Unallocated amortization of intangible assets	(29,203)	(37,925)	(44,548)
Exceptional items (Note 5)	(17,717)	(17,257)	(29,446)
	€(131,096)	€9,182	€12,457

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

9   Taxes on income—(continued)

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits. The total tax charge for 2004 included €12,771,000 in respect of discontinued Munksjö specialties and tissue businesses.

No deferred taxation is recognized on the unremitted earnings of overseas subsidiaries, joint venture and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of income before taxes and minority shareholders’ interest:

	2005	2004	2003
	%	%	%
Corporation tax at Irish statutory rate	12.5	12.5	12.5
Adjusted for:
Income subject to a higher rate of tax than Irish statutory rate	(22.5)	595.6	367.4
Expenditure not deductible for tax purposes	8.2	157.6	253.2
Tax losses (utilised)/unutilised	(4.0)	94.3	(131.5)
Adjustments to tax charge in respect of previous periods	(7.9)	(451.9)	2.7
Profits arising not subject to tax	(2.7)	(114.3)	(3.7)
	(16.4)	293.8	500.6

10   Net Borrowing

	2005	2004
	€000	€000
Cash at bank and in hand	247,727	247,958
Restricted cash	755,575	—
Total borrowing (Note 19)	4,106,113	1,930,624
	€3,102,811	€1,682,666

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

11   Accounts Receivable and Prepayments

	2005	2004
	€000	€000
Amounts falling due within one year:
Trade receivables	1,228,689	896,874
Less: Provision for bad and doubtful debts	45,831	52,910
	1,182,858	843,964
Amounts owed by associates	8,089	5,764
Other receivables	79,763	37,740
Prepayments and accrued income	28,748	31,317
	1,299,458	918,785
Amounts falling due after more than one year:
Other receivables	15,270	6,263
	€1,314,728	€925,048

12   Inventories

	2005	2004
	€000	€000
Raw materials	186,625	114,264
Work in progress	38,911	22,283
Finished goods	297,029	184,060
Other	140,566	131,559
	€663,131	€452,166

13   Investments

	2005	2004
	€000	€000
Associates (Note 13 (i))	76,313	72,295
Other investments (Note 13 (ii))	11,433	9,600
	€87,746	€81,895

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   (i): Associates

	Share of
	net assets	Loans	Total
	€000	€000	€000
December 31, 2002	144,003	7,036	151,039
Fair value adjustment	(5,646)	—	(5,646)
Additions	4,089	—	4,089
Acquisitions	763	—	763
Retained earnings	4,603	—	4,603
Sales	(41,656)	—	(41,656)
Repayment	—	(6,728)	(6,728)
Reclassification on acquisition	(35,030)	—	(35,030)
Currency adjustment	(2,153)	4	(2,149)
December 31, 2003	68,973	312	69,285
Additions	441	—	441
Retained earnings	3,944	—	3,944
Sales	(124)	—	(124)
Reclassification	(414)	—	(414)
Currency adjustment	(837)	—	(837)
December 31, 2004	71,983	312	72,295
Additions	305	—	305
Acquisitions	2,643	—	2,643
Retained earnings	2,169	—	2,169
Sales	(873)	—	(873)
Reclassification	(1,899)	(145)	(2,044)
Currency adjustment	1,814	4	1,818
December 31, 2005	€76,142	€171	€76,313

We have one remaining significant associate—Duropack AG in Austria, of which we own 40%.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

13   Investments—(continued)

13   (ii): Other Investments

	Listed*	Unlisted
	Cost	Cost	Total
	€000	€000	€000
December 31, 2002	6,926	7,278	14,204
Additions	392	269	661
Acquisitions	19	2,834	2,853
Reclassification	38	(5,260)	(5,222)
Sales	(787)	(16)	(803)
Currency adjustment	(15)	(321)	(336)
December 31, 2003	6,573	4,784	11,357
Additions	231	541	772
Transfers	—	(14)	(14)
Reclassification	—	(1,426)	(1,426)
Sales	(509)	(465)	(974)
Currency adjustment	8	(123)	(115)
December 31, 2004	6,303	3,297	9,600
Additions	75	12	87
Acquisitions	—	890	890
Reclassification	—	921	921
Sales	(17)	(219)	(236)
Write off to statement of operations	—	(56)	(56)
Currency adjustment	—	227	227
December 31, 2005	€6,361	€5,072	€11,433

*                    Listed on a recognized stock exchange

Other investments are stated at cost. The market value of the listed investments at December 31, 2005 was €6,371,000  (2004: €6,304,000; 2003: €6,545,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment

	Land & Buildings		Plant and
	Freehold	Leasehold	Equipment	Total
	€000	€000	€000	€000
Cost
December 31, 2002	861,294	33,716	2,913,998	3,809,008
Fair value adjustment	97,459	—	97,670	195,129
Reclassification	8,404	(329)	(46,191)	(38,116)
Acquisitions	93,412	6,562	169,411	269,385
Additions	21,354	—	179,652	201,006
Businesses sold	—	—	(165,386)	(165,386)
Retirements	(16,217)	(302)	(82,874)	(99,393)
Currency adjustment	(47,025)	(1,494)	(153,406)	(201,925)
December 31, 2003	1,018,681	38,153	2,912,874	3,969,708
Fair value adjustment	—	—	1,195	1,195
Reclassification	8,849	(8,305)	(17,952)	(17,408)
Additions	27,076	2,950	167,634	197,660
Retirements	(10,567)	(2,726)	(66,863)	(80,156)
Currency adjustment	(14,254)	158	(44,416)	(58,512)
December 31, 2004	1,029,785	30,230	2,952,472	4,012,487
Fair value adjustment	40,438	—	(17,449)	22,989
Reclassification	21,567	(2,659)	(42,064)	(23,156)
Acquisitions	525,146	—	1,031,986	1,557,132
Additions	7,964	2,315	173,314	183,593
Businesses sold	(185,169)	(5,457)	(301,857)	(492,483)
Retirements	(30,506)	—	(146,029)	(176,535)
Currency adjustment	29,750	(288)	36,479	65,941
December 31, 2005	1,438,975	24,141	3,686,852	5,149,968
Depreciation
December 31, 2002	141,917	8,145	1,506,640	1,656,702
Reclassification	(1,159)	(92)	(43,525)	(44,776)
Charged	25,141	1,231	220,438	246,810
Businesses sold	—	—	(96,144)	(96,144)
Retirements	(4,494)	(316)	(72,059)	(76,869)
Currency adjustment	(9,542)	(84)	(91,825)	(101,451)
December 31, 2003	151,863	8,884	1,423,525	1,584,272
Reclassification	(4,787)	(2,621)	(6,473)	(13,881)
Charged	27,895	1,141	227,503	256,539
Retirements	(1,882)	(713)	(64,287)	(66,882)
Currency adjustment	(3,487)	141	(29,731)	(33,077)
December 31, 2004	169,602	6,832	1,550,537	1,726,971
Impairment provision	2,256	—	42,958	45,214
Reclassification	525	(1,027)	(18,930)	(19,432)
Charged	31,596	1,428	201,622	234,646
Businesses sold	(17,020)	—	(121,533)	(138,553)
Retirements	(11,354)	—	(128,297)	(139,651)
Currency adjustment	(48)	(306)	2,476	2,122
December 31, 2005	175,557	6,927	1,528,833	1,711,317
Net book amount December 31, 2005	€1,263,420	€17,214	€2,158,017	€3,438,651
Net book amount December 31, 2004	€860,183	€23,398	€1,401,935	€2,285,516
Net book amount December 31, 2003	€866,818	€29,269	€1,489,349	€2,385,436

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

14   Property, Plant and Equipment—(continued)

Timberland
€000
December 31, 2002	61,948
Additions	6,512
Fair value adjustment	(945)
Depletion	(6,656)
Currency adjustment	(10,349)
December 31, 2003	50,510
Additions	8,806
Depletion	(6,078)
Currency adjustment	(3,896)
December 31, 2004	49,342
Additions	8,841
Disposals	(12)
Depletion	(5,530)
Currency adjustment	7,792
December 31, 2005	€60,433
Net book amount December 31, 2005	€3,499,084
Net book amount December 31, 2004	€2,334,858
Net book amount December 31, 2003	€2,435,946

Land and Buildings

Included in tangible assets is an amount for land of €410,140,000 (2004: €282,021,000; 2003: €288,434,000).

Capitalized leased property, plant and equipment

Included in the net book amount of tangible assets is an amount for capitalized leased assets of €42,704,000 (2004: €50,355,000; 2003: €65,687,000). The depreciation charge for capitalized leased assets for 2005 was €6,832,000 and the related finance charges amounted to €1,138,000 (2004: €10,139,000 and €1,962,000; 2003: €10,794,000 and €2,164,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

15   Intangible Assets

		Other	Total
		Intangible	Intangible
	Goodwill	Assets	Assets
	€000	€000	€000
December 31, 2002	1,543,531	—	1,543,531
Acquisitions	174,659	—	174,659
Disposals	(80,543)	—	(80,543)
Fair value adjustments	(142,723)	—	(142,723)
Amortization	(44,548)	—	(44,548)
Currency adjustment	4,743	—	4,743
December 31, 2003	1,455,119	—	1,455,119
Acquisitions	2,731	—	2,731
Disposals	(2,586)	—	(2,586)
Fair value adjustments	40,457	—	40,457
Amortization	(37,925)	—	(37,925)
Currency adjustment	(2,680)	—	(2,680)
December 31, 2004	1,455,116	—	1,455,116
Acquisitions	1,185,705	35,000	1,220,705
Disposals	(128,422)	—	(128,422)
Reclassification	(31,247)	—	(31,247)
Amortization	(28,914)	(289)	(29,203)
Currency adjustment	3,296	—	3,296
December 31, 2005	€2,455,534	€34,711	€2,490,245

Accumulated amortization at December 31, 2005 and 2004 was €94,588,000 and €75,110,000 respectively.

16   Accounts Payable and Accrued Liabilities

	2005	2004
	€000	€000
Trade payables	905,697	652,744
Amounts owed to associates—trading balances	3,289	3,683
Amounts due to affiliates	—	1,154
Taxation creditors (Note 17)	72,859	70,829
Deferred acquisition consideration	33,713	2,330
Social welfare	51,574	48,740
Accruals	323,315	189,079
Capital payables	50,261	29,305
Other payables	55,573	62,497
Capitalized lease obligations	4,132	4,470
	€1,500,413	€1,064,831

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

17   Taxation Creditors

	2005	2004
	€000	€000
Current taxation	20,410	42,147
Payroll taxes	41,020	29,256
VAT and other sales taxes	11,429	(574)
	€72,859	€70,829

18   Long Term Debt and Other Long Term Liabilities

	2005	2004
	€000	€000
Borrowing—due after more than one year (Note 19)	3,277,983	1,848,074
Deferred debt issuance costs	(132,860)	(91,628)
Capitalized lease obligations	19,417	12,930
	€3,164,540	€1,769,376

19   Borrowing

Analysis of Net Debt

	2005	2004
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	9,210	—
Tranche A Term loan(2a)—interest at relevant inter bank rate + 2.25%	475,856	275,090
Tranche B Term loan(2b)—interest at relevant inter bank rate + 2.75%(2d)	1,165,518	444,068
Tranche C Term loan(2c)—interest at relevant inter bank rate + 3.25%(2d)	1,165,518	450,262
Yankee bonds including accrued interest(3)	251,497	416,245
Kappa bonds(4)	755,575	—
Bank loans and overdrafts / (cash)(5)	(930,577)	(112,999)
2011 Receivables securitization floating rate notes (incl. accrued interest)(6)	210,214	210,000
Net debt	3,102,811	1,682,666
Leases	23,549	17,400
Net debt including leases	€3,126,360	€1,700,066

(1)                Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012. Includes amounts drawn under ancillary facilities and amounts drawn under facilities covered by letters of credit.

(2a)          Term loan A due to be repaid in certain instalments up to 2012.

(2b)         Term loan B due to be repaid in full in 2013.

(2c)          Term loan C due to be repaid in full in 2014.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(2d)         Margin on Tranches B & C reduced by 0.25% on euro term loans and by 0.375% on US Dollar term loans in February 2006.

(3)                7.50% senior debentures due 2025 of $292.3 million (6.75% senior notes of $234 million due 2005 were repaid in November 2005).

(4)                Various Kappa bonds repaid on January 3, 2006.

(5)                Cash at December 31, 2005 includes €756 million which is placed as defeasance deposit with Kappa bond trustee.

(6)                Receivables securitization floating rate notes mature September 2011

	2005			2004
	Bank			Bank
	Loans and	Other		Loans and	Other
	Overdrafts	Borrowing	Total	Overdrafts	Borrowing	Total
	€000	€000	€000	€000	€000	€000
Analysis by year of repayment
Bank loans, overdrafts and other borrowing	67,609	4,946	72,555	78,283	4,267	82,550
Kappa bonds outstanding	—	755,575	755,575	—	—	—
Within one year	67,609	760,521	828,130	78,283	4,267	82,550
Between 1 and 2 years	79,819	6,254	86,073	75,515	6,277	81,792
Between 2 and 3 years	56,270	2,172	58,442	171,966	2,429	174,395
Between 3 and 4 years	65,669	1,972	67,641	118,411	1,938	120,349
Between 4 and 5 years	67,397	1,761	69,158	163,427	1,738	165,165
Thereafter
By instalment	218,874	2,928	221,802	—	3,970	3,970
Other than by instalment	2,316,851	458,016	2,774,867	837,491	464,912	1,302,403
Due after more than one year	2,804,880	473,103	3,277,983	1,366,810	481,264	1,848,074
Total borrowing	€2,872,489	€1,233,624	€4,106,113	€1,445,093	€485,531	€1,930,624

	2005		2004
	Within	After	Within	After
	One Year	One Year	One Year	One Year
	€000	€000	€000	€000
Analysis of borrowing
Secured bank loans and overdrafts:
Overseas loans	14,074	804,382	7,453	7,496
Domestic loans	12,150	1,996,648	29,514	1,355,521
	26,224	2,801,030	36,967	1,363,017
Unsecured bank loans and overdrafts:
Overseas loans	30,974	3,850	24,855	3,793
Domestic loans	10,411	—	16,461	—
	41,385	3,850	41,316	3,793
Total bank loans and overdrafts	67,609	2,804,880	78,283	1,366,810
Secured other loans	384	455,581	—	462,912
Unsecured other loans	4,562	17,522	4,267	18,352
Kappa bonds outstanding	755,575	—	—	—
Total other loans	760,521	473,103	4,267	481,264
Total borrowing	€828,130	€3,277,983	€82,550	€1,848,074

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Security comprises fixed and floating charges over the assets of certain subsidiaries and pledges over the Group’s shareholding in certain of its subsidiaries. The gross amount of receivables collateralizing the receivables securitization at December 31, 2005 was €262,046,000 (2004: €261,225,000). At December 31, 2005 cash of €14,085,000 (2004: €12,655,000) was in securitization bank accounts which was not available for transfer to other group subsidiaries.

Included in secured other loans are the following long term obligations:

000
Guaranteed debentures 7.50% due 2025	$292,300
Receivables securitization floating rate notes due 2011	€210,000

Committed facilities amounted to €4,204,853,000 (2004: €2,307,064,000) of which €3,283,517,000 (2004: €1,878,997,000) were utilized at December 31, 2005. The weighted average period until maturity of undrawn committed facilities is 5.3 years (2004: 4.6 years).

Maturity of Undrawn Committed Facilities

	2005	2004
	€000	€000
Within 1 year	55,546	3,067
Between 1 and 2 years	—	—
More than 2 years	865,790	425,000
	€921,336	€428,067

Financial instruments and risk management

The operating parameters and policies of treasury management are established under board authority.  The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives.  Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria.  The Group uses derivative instruments in the management of interest rate and currency risk.

The Group’s financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group’s policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group’s underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 60% (2004: 55%) of the Group’s borrowing was at fixed rates after taking account of interest rate

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

swaps. The weighted average interest rate on borrowing outstanding at the year end was 6.0% (2004: 6.1%). The weighted average interest rate on short term borrowing was 5.48% (2004: 6.11%).

Outstanding interest rate swap agreements at December 31, 2005 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable		% Fixed Receivable	% Variable Payable
EUR	175	2006	3.4775 - 3.67	Euribor	(1)	—	—
EUR	425	2007	3.455 - 3.67	Euribor		—	—
EUR	480	2008	3.165 - 3.615	Euribor		—	—
EUR	1,100	2009	3.035 - 3.62	Euribor		—	—

(1)          European Interbank Offered Rate

Outstanding interest rate swap agreements at December 31, 2004 are summarized as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
EUR	200	2005	3.43 - 3.485	Euribor	—	—
EUR	110	2006	3.49 - 4.37	Euribor	—	—
SEK	94	2006	—	—	5.24	Stibor	(2)
EUR	700	2007	3.39 - 3.62	Euribor	—	—

(2)          Stockholm Interbank Offered Rate

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group’s financial liabilities at December 31, 2005 was:

				Fixed Rate financial liabilities
	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Currency
Euro	3,518	1,154	2,364	6.53	3.3
Sterling	84	84	—
US Dollar	(344)	1	(345)	8.71	5.5
Polish Zloty	12	11	1	6.17	2.4
Swedish Krona	82	82	—
Other	22	18	4
Total	€3,374	€1,350	€2,024

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(b) Foreign exchange risk management

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At December 31, 2005 the Group had entered into €278 million (2004: €163 million) currency equivalent of forward contracts and there were no options contracts outstanding (2004: €66 million)  in respect of its day to day trading.

Outstanding currency swap agreements at December 31, 2005 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 176	EUR 172	2007	Euribor + 332	Libor(1) + 300
USD 222	EUR 190	2007	Euribor + 259	7.50
USD 70	SEK 574	2007	Stibor + 260	7.50
USD 200	EUR 153	2010	6.61	7.75
USD 204	EUR 183	2012	9.98	9.65

(1)             London Interbank Offered Rate

Outstanding currency swap agreements at December 31, 2004 are summarized as follows:

Currency swapped (Millions)	Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD 195	EUR 200	2007	Euribor + 318	Libor + 300
USD 204	EUR 190	2012	9.6481	9.6491
USD 231	EUR 199	2005	Euribor + 464	6.8238
USD 136	EUR 101	2005	Euribor +81	Libor + 93
USD 35	EUR 25	2005	Euribor + 708	7.55
USD 113	SEK 749	2005	Stibor + 597	7.55
USD 5	SEK 33	2005	Stibor + 110	Libor + 93

At December 31, 2005 the Group had also entered into currency swaps of €374 million equivalent (2004: €90 million) as part of its short term liquidity management.

Excluding the Group’s Latin American operations, there were no significant transactional currency exposures at December 31, 2005, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved. As at December 31, 2005, transactional currency exposures in the Group’s Latin American operations amounted to €35 million (2004: €19 million).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

(c) Fair value of financial instruments

The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	€000	€000	€000	€000
Assets
Cash, short term deposits and liquid investments	247,727	247,727	247,958	247,958
Restricted cash	755,575	755,575	—	—
Accounts receivable and prepayments	1,299,458	1,299,458	918,785	918,785
Publicly traded investments	6,361	6,371	6,303	6,304
Liabilities
Short term debt	72,555	72,555	82,550	82,550
Kappa bonds outstanding	755,575	755,575	—	—
Accounts payable and accrued liabilities	1,500,413	1,500,413	1,064,831	1,064,831
Medium and long term debt	3,277,983	3,218,241	1,848,074	1,846,788
Derivative financial instruments
Interest rate swap agreements		(45,800)		(57,397)
Currency swap agreements		(21,895)		(125,743)
Foreign exchange contracts		1,063		12,068
Energy/Pulp hedging contracts		990		(6,024)

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:

The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:

These are valued based on quoted prices.

Short term debt and medium and long term debt:

The fair value of the Group’s debt is estimated using either the replacement cost of equivalent instruments or discounted cash flow analysis, based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:

The fair value of the Group’s interest rate swap agreements is estimated using discounted cash flow analysis. In addition the fair value amount includes the interest rate component of currency swaps.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

19   Borrowing—(continued)

Currency swap agreements and foreign exchange contracts:

The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains	Losses	Total net gains/(losses)
	€ Million	€ Million	€ Million
Unrecognized gains and losses on hedges at December 31, 2004	6	64	(58)
Gains and losses arising in previous years that were recognized in 2005	5	22	(17)
Gains and losses arising before December 31, 2004 that were not recognized in 2005	1	42	(41)
Gains and losses arising in 2005 that were not recognized in 2005	2	(5)	7
Unrecognized gains and losses on hedges at December 31, 2005	€3	€37	€(34)
Of which:
Gains and losses expected to be recognized in 2006	1	9	(8)
Gains and losses expected to be recognized in 2007 or later	2	28	(26)

(d) Credit Risk

Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At December 31, 2005 the Group did not consider there to be any significant concentration of credit risk.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

20   Provision for Liabilities and Charges

	Deferred	Other
	Income	Deferred
	Taxes	Provisions	Total
	€000	€000	€000
December 31, 2002	158,896	63,957	222,853
Charge to statement of operations(1)	1,712	5,628	7,340
Paid in year	—	3,253	3,253
Acquisitions	3,626	2,571	6,197
Reclassification	18,001	(14,787)	3,214
Fair value adjustments	674	—	674
Currency adjustment	(6,083)	(2,496)	(8,579)
December 31, 2003	176,826	58,126	234,952
Charge/(credit) to statement of operations(1)	3,984	(42)	3,942
Paid in year	—	(9,769)	(9,769)
Acquisitions	1	—	1
Fair value adjustments	(7,134)	—	(7,134)
Reclassification	4,406	(2,592)	1,814
Currency adjustment	(1,647)	(756)	(2,403)
December 31, 2004	176,436	44,967	221,403
(Credit)/charge to statement of operations(1)	(21,502)	14,084	(7,418)
Paid in year	—	(5,512)	(5,512)
Acquisitions	65,729	2,392	68,121
Subsidiaries disposed	(26,269)	—	(26,269)
Reclassification	(1,877)	(5,924)	(7,801)
Currency adjustment	3,674	1,535	5,209
December 31, 2005	€196,191	€51,542	€247,733

	2005	2004	2003
	€000	€000	€000
Deferred taxation arises as follows:
Accelerated capital allowances	260,686	158,246	112,672
Other timing differences	(64,495)	18,190	64,154
	€196,191	€176,436	€176,826

(1)          The 2005 deferred tax credit to income of €21,502,000 excludes the deferred tax charge relating to pensions of €2,172,000 (2004: €635,000; 2003:€251,000). The 2005 deferred tax credit to income in Note 9 ‘Taxes on income’ includes this amount. The 2004 deferred tax charge to income of €3,984,000 (2003:€1,712,000) excludes the deferred tax charge relating to pensions of €635,000 (2003:€251,000). The 2004 and 2003 deferred tax charge to income in Note 9 “Taxes on Income” includes this amount.

At December 31, 2005, we had net operating loss carryforwards of €1,057 million (2004: €200 million), which are available indefinitely. These loss carryforwards have a tax value of €294 million (2004: €61 million). Valuation allowances of €167 million (2004: €30 million) have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized.

Other deferred provisions includes a number of items including deferred employee profit sharing provisions in certain of the countries in which we operate.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities

In addition to litigation arising in the ordinary course of business, we are involved in certain civil and criminal proceedings in Spain arising out of a past acquisition. In November 1988, a subsidiary of JSG acquired Industrial Cartonera, S.A., or ICSA, a Spanish incorporated company, from a subsidiary of Torras Hostench S.A., or Torras. In early 1989, JSG acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A., or INPACSA, a former parent of ICSA. A number of individuals associated with Torras were charged by the public prosecutor in Madrid with diverting, for their own use, a substantial part of the purchase consideration paid by JSG for ICSA. The public prosecutor, on behalf of the minority shareholders of INPACSA, also claimed that certain transactions, including the transfer of ICSA by INPACSA which took place prior to JSG’s acquisition of ICSA, caused damage to the minority shareholders of INPACSA. In 1998, the public prosecutor also charged JSG’s Chairman, Sir Michael W.J. Smurfit, as the representative of JSG, in these proceedings with respect to the alleged damage to the minority shareholders of INPACSA and Torras. A JSG subsidiary is also one of a number of parties against whom secondary civil liability has been claimed.

JSG and Smurfit International B.V. have each indemnified Sir Michael Smurfit against loss or liability due to such proceedings. Bonds were posted with the Spanish court in the amount of €47 million, which equals the amount of alleged damages, excluding interest. The maximum estimated current total exposure relating to the liabilities, including interest through December 31, 2002, is approximately €118 million, for which no reserve has been taken and which amount will accrue interest until payment of any final judgment. Preliminary proceedings commenced in late March 2003 and on April 11, 2003, the court dismissed the proceedings against Sir Michael Smurfit, the JSG subsidiary and others. The bonds previously posted were released and the Spanish court has taken a lien over certain Spanish assets pending final resolution of the case. The final decision of the court was handed down in March 2004 and confirmed the earlier dismissal with respect to Sir Michael Smurfit and the JSG subsidiary. The decision is being appealed to a higher court by two private complainants but not by the public prosecutor. We cannot provide any assurances, however, that the consequences of any adverse findings, if any, will not have a material adverse effect on our financial position or results of operations.

We are also the subject of litigation in the Dominican Republic arising from our acquisition in 1998 of a controlling interest in a small local corrugator owned by Industria Cartonera Dominicana. The lawsuits, alleging damages in excess of $300 million, are brought by a local competitor who is claiming loss of potential profits as a consequence of our entry to the market. He is also alleging breach of contract. In June 2004 we received an adverse ruling in our main lawsuit, which found for the original plaintiff but which made no determination as to damages. The damage amount has been left for another court to decide. We have appealed this ruling and are challenging a number of due process irregularities surrounding the ruling.

We believe the foregoing lawsuits are without merit and are defending them vigorously.

In May 2004, Kappa Packaging’s subsidiary Kappa Zülpich was visited by the German “Bundes Kartellamt” regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. We are cooperating fully with the investigation.

In July 2004, representatives of the Office of Fair Trading visited the Jefferson Smurfit UK operations in West Auckland and Norwich. We understand that the investigation, which centers on the sheet feeding business, was prompted by consumer complaints, which were filed during the UK Competition Commission’s investigation of the March 2004 acquisition proposal by David S. Smith Limited for Linpac

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

Limited, a competitor of our sheet feeding business. The investigation is looking into high levels of pricing transparency which exist in the sector and which are a function of, inter alia, vertical integration, SWAPs and market concentration. We are co-operating fully with the ongoing investigation.

We are subject to a wide range of environmental, health and safety laws and regulations in all the jurisdictions where we operate. These requirements are complex, frequently changing and have tended to become more stringent over time. In the event we incur unforeseen significant containment and clean-up expenses, our operating results could be adversely affected.

22   Lease Obligations

Obligations under finance leases:

	2005	2004
	€000	€000
Payable within one year	4,832	5,283
Payable in one to two years	6,323	3,902
Payable in two to three years	4,197	3,406
Payable in three to four years	3,456	2,884
Payable in four to five years	1,289	2,475
Payable thereafter	5,947	1,974
Total minimum lease payments	26,044	19,924
Less amount representing interest	(2,495)	(2,524)
Present value of minimum lease payments	€23,549	€17,400
Current portion of capital lease obligations	4,132	4,470
Non-current portion of capital lease obligations	19,417	12,930
	€23,549	€17,400

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and
	Buildings	Other	Total
	€000	€000	€000
Within one year	1,044	6,911	7,955
Within two to five years inclusive	8,365	13,109	21,474
Over five years	9,170	2,279	11,449
	€18,579	€22,299	€40,878

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

21   Contingent Liabilities—(continued)

The total commitments under non-cancellable operating leases at December 31, 2005 are as follows:

2005
€000
Payable within one year	40,878
Payable in one to two years	32,031
Payable in two to three years	26,105
Payable in three to four years	20,456
Payable in four to five years	16,655
Payable thereafter	53,999
€190,124

23   Capital Commitments

The following capital commitments authorized by the directors had not been provided for in the Group financial statements:

	2005	2004
	€000	€000
Contracted for	124,280	41,813
Not contracted for	143,035	76,172
	€267,315	€117,985

24   Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The Group’s pension plans are accounted for in accordance with Financial Reporting Standard (FRS) 17—“Retirement Benefits”. FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The pension cost for the Group’s major occupational pension plans has been determined using the projected unit credit method. The current agreed rates of contribution for future years are comparable to current levels.

Periodic actuarial valuations were performed on all of the major plans, by independent professionally qualified actuaries, between January 1, 2003 and December 31, 2005.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

The Group also operates plans in the U.S., which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at December 31, 2005 using the projected unit credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was 9% (2004: 10%), reducing by 1% per annum until reaching the ultimate of 5% in 2009. The effect of a 1% increase or decrease in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at December 31, 2005.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The main financial assumptions used to calculate scheme liabilities under FRS 17 are set out below:

Major Assumptions

	Europe	USA	Latin America
	%	%	%
December 2005
Rate of increase in salaries	1.50 - 4.00	3.50 - 3.75	3.25 - 6.08
Rate of increase to pensions in payment	Nil - 3.00	Nil	Nil
Discount rate for scheme liabilities	4.25 - 5.00	5.50	5.25 - 11.17
Inflation	1.25 - 2.75	1.75	2.50 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Rate of increase in salaries	1.50 - 4.00	3.75 - 4.00	3.50 - 6.85
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	4.50 - 6.50	6.00 - 6.25	5.25 - 12.00
Inflation	1.25 - 4.00	2.00	2.75 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2003
Rate of increase in salaries	1.50 - 4.00	4.00	2.00 - 7.50
Rate of increase to pensions in payment	Nil - 4.00	Nil	Nil
Discount rate for scheme liabilities	5.00 - 6.50	6.25	6.25 - 12.66
Inflation	1.00 - 4.00	2.25	2.75 - 4.00

The expected long term rates of return on the assets of the significant plans were as follows:

	Europe	USA	Latin America
	%	%	%
December 2005
Equities	7.25 - 8.00	8.50	8.25 - 10.50
Bonds	3.25 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.50 - 7.14	3.50	3.25 - 3.50

	Europe	USA	Latin America
	%	%	%
December 2004
Equities	7.50 - 8.00	8.50	8.25 -10.50
Bonds	3.75 - 7.00	4.50	4.25 - 5.25
Property	6.50 - 7.00	n/a	n/a
Other	2.75 - 7.36	3.50	3.25 - 3.50

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

	Europe	USA	Latin America
	%	%	%
December 2003
Equities	8.00	8.50	8.50 - 13.00
Bonds	4.51 - 7.00	4.50	4.50 - 10.00
Other	3.00 - 7.00	3.50	Nil - 3.50

The market values of the assets of the schemes were as follows:

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2005
Equities	628,843	15,717	10,018	654,578
Bonds	487,089	9,118	9,822	506,029
Property	77,451	—	—	77,451
Other	78,622	1,016	531	80,169
Total market value	1,272,005	25,851	20,371	1,318,227
Present value of scheme liabilities	1,929,671	46,506	50,194	2,026,371
(Deficit) in the plans	(657,666)	(20,655)	(29,823)	(708,144)
Deferred tax asset	51,483	—	1,293	52,776
Net pension (liability)	€(606,183)	€(20,655)	€(28,530)	€(655,368)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2004
Equities	299,530	16,391	8,006	323,927
Bonds	237,519	8,890	5,999	252,408
Property	40,117	—	—	40,117
Other	36,536	737	1,380	38,653
Total market value	613,702	26,018	15,385	655,105
Present value of scheme liabilities	1,027,593	42,844	40,224	1,110,661
(Deficit) in the plans	(413,891)	(16,826)	(24,839)	(455,556)
Deferred tax asset	42,835	—	1,484	44,319
Net pension (liability)	€(371,056)	€(16,826)	€(23,355)	€(411,237)

	Europe	USA	Latin America	Total
	€000	€000	€000	€000
December 2003
Equities	294,891	14,208	11,641	320,740
Bonds	220,760	7,932	10,195	238,887
Other	60,599	1,049	557	62,205
Total market value	576,250	23,189	22,393	621,832
Present value of scheme liabilities	977,308	45,437	45,627	1,068,372
(Deficit) in the plans	(401,058)	(22,248)	(23,234)	(446,540)
Deferred tax asset	83,285	—	7,946	91,231
Net pension (liability)	€(317,773)	€(22,248)	€(15,288)	€(355,309)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

The following tables set out the components of the defined benefit cost:

Analysis of the amount charged to operating income

€000
Year ended December 31, 2005
Current service cost	36,697
Past service cost	1,527
Gain on settlements and curtailments	(6,129)
Total operating charge	€32,095

€000
Year ended December 31, 2004
Current service cost	37,163
Past service benefit	(1,793)
Gain on settlements and curtailments	(542)
Total operating charge	€34,828

€000
Year ended December 31, 2003
Current service cost	36,593
Past service cost	655
Total operating charge	€37,248

Analysis of the amount charged to other financial expense

€000
Year ended December 31, 2005
Expected return on pension scheme assets	(43,974)
Interest cost on pension scheme liabilities	57,233
Net charge	€13,259

€000
Year ended December 31, 2004
Expected return on pension scheme assets	(40,137)
Interest cost on pension scheme liabilities	55,855
Net charge	€15,718

€000
Year ended December 31, 2003
Expected return on pension scheme assets	(39,460)
Interest cost on pension scheme liabilities	54,726
Net charge	€15,266

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Analysis of the amount recognized in the statement of total recognized gains and losses

€000
Year ended December 31, 2005
Actual return less expected return on pension scheme assets	78,779
Net experience gains on scheme liabilities	4,440
Changes in financial assumptions underlying the scheme liabilities	(98,104)
Actuarial loss recognized in the statement of recognized gains and losses	€(14,885)

€000
Year ended December 31, 2004
Actual return less expected return on pension scheme assets	9,573
Net experience (losses) on scheme liabilities	(5,901)
Changes in financial assumptions underlying the scheme liabilities	(13,963)
Actuarial loss recognized in the statement of recognized gains and losses	€(10,291)

€000
Year ended December 31, 2003
Actual return less expected return on pension scheme assets	20,475
Net experience gains on scheme liabilities	8,901
Changes in financial assumptions underlying the scheme liabilities	(1,576)
Actuarial gain recognized in the statement of recognized gains and losses	€27,800

The analysis of the amount recognized in the statement of recognized gains and losses excludes deferred tax.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Movement in pension liability

€000
Deficit in scheme at December 31, 2002	352,037
Current service cost	36,593
Past service cost	655
Contributions	(52,253)
Other finance expense	15,266
Actuarial gain	(27,800)
Fair value adjustment	68,431
Acquisitions	133,137
Disposals	(59,614)
Currency adjustment	(19,912)
Deficit in scheme at December 31, 2003	446,540
Current service cost	37,163
Past service benefit	(1,793)
Recognition of gain on settlement and curtailments	(542)
Contributions	(51,921)
Other finance expense	15,718
Actuarial loss	10,291
Reclassification	2,291
Disposals	(101)
Currency adjustment	(2,090)
Deficit in scheme at December 31, 2004	455,556
Current service cost	36,697
Past service cost	1,527
Recognition of gain on settlements and curtailments	(6,129)
Contributions	(51,309)
Other finance expense	13,259
Actuarial loss	14,885
Acquisitions	256,680
Disposals	(22,040)
Currency adjustment	9,018
Deficit in scheme at December, 31 2005	€708,144

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

History of amounts recognized in the statement of recognized gains and losses

Difference between actual and expected return on pension scheme assets

Year ended December 31, 2005
Amount	78,779,000
Percentage of scheme assets	6%
Year ended December 31, 2004
Amount	9,573,000
Percentage of scheme assets	1%
Year ended December 31, 2003
Amount	20,475,000
Percentage of scheme assets	3%
Period from September 3, 2002 through December 31, 2002
Amount	7,218,000
Percentage of scheme assets	1%

Experience gains and losses on scheme liabilities

Year ended December 31, 2005
Amount	4,440,000
Percentage of the present value of scheme liabilities	0%
Year ended December 31, 2004
Amount	5,901,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	8,901,000
Percentage of the present value of scheme liabilities	1%
Period from September 3, 2002 through December 31, 2002
Amount	27,515,000
Percentage of the present value of scheme liabilities	3%

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

24   Employee Pension Plans and Similar Obligations—(continued)

Total actuarial gains and losses recognized in the statement of recognized gains and losses

Year ended December 31, 2005
Amount	14,885,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2004
Amount	10,291,000
Percentage of the present value of scheme liabilities	1%
Year ended December 31, 2003
Amount	27,800,000
Percentage of the present value of scheme liabilities	3%
Period from September 3, 2002 through December 31, 2002
Amount	12,507,000
Percentage of the present value of scheme liabilities	1%

Some of the schemes are closed schemes and therefore under the projected unit method the current service cost would be expected to increase as the members of the scheme approach retirement and reduce as members retire or leave service.

In certain countries, in accordance with local practice, plans are financed internally and the provisions relating to such cases are included in pension liabilities. At December 31, 2005 these amount to €431,862,000 (2004: €277,274,000; 2003: €263,165,000).

The defined contribution pension scheme expense for the year ended December 31, 2005 was €20,850,000 (2004: €21,077,000; 2003: €20,686,000).

25   Related Party Transactions

Transactions with associates

We conduct certain transactions with associates in the normal course of business.

The transactions with associates for each period are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Sale of goods	31,277	28,725	41,612
Purchase of goods	13,813	9,930	11,484
Receiving of services	633	922	265
Rendering of services	1,544	776	697

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

25   Related Party Transactions—(continued)

Transactions with related parties

In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to the newcos, in exchange for intercompany notes.

	2005	2004	2003
	€000	€000	€000
Rendering and receiving of services (net)	—	—	679
Transfer of cash from business disposals	9,899	11,934	28,206

On June 16, 2005, assets comprising The K Club, additional land near The K Club and the site of the former Clonskeagh paper mill were disposed for an amount of €115 million to a group of investors which included Sir Michael Smurfit, our Chairman.

In 2005 the Group purchased in the normal course of business approximately 28,000 metric tons of paper amounting to approximately €11 million from Savon Sellu, a company controlled by Dr. Dermot Smurfit together with his brothers Sir Michael Smurfit, our Chairman, and Dr. Alan Smurfit. At December 31, 2005, an amount of €3.2 million was owing by SKG to Savon Sellu.

26   Shareholders’ Equity

Other reserves include the following:

JSG Acquisitions has an authorized share capital of 100,000 shares of €1 each, of which 40,000 were issued.

Other reserves includes €856,960,000 of investments by JSG Funding by way of capital contributions in 2002 and investments by SKGL of €738,953,000 by way of capital contributions in 2005.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 7 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•  Time vesting.  40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

26   Shareholders’ Equity—(continued)

•  Performance vesting.  40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At December 31, 2005, JSG Packaging had issued 10,404,610 convertible shares.

27   Net Cash Flow from Operating Activities and Movement in Working Capital

	2005	2004	2003
	€000	€000	€000
Operating income	167,028	281,788	309,193
Reorganization and restructuring costs	8,421	23,231	16,357
Depreciation and depletion (net of government grants amortized)	282,378	259,831	250,590
Amortization of intangible assets	29,203	37,925	44,548
Finance lease interest paid	1,138	1,962	2,164
Decrease / (increase) in other payables and provisions	(14,291)	(12,891)	6,451
Decrease / (increase) in working capital	40,252	47,419	62,848
Currency adjustment	(1,258)	1,663	(1,124)
	€512,871	€640,928	€691,027

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2004	452,166	925,048	(1,017,060)	360,154
Acquisitions	275,804	572,415	(535,081)	313,138
Disposed	(68,698)	(62,196)	69,217	(61,677)
Reclassification	(5,282)	16,328	(16,486)	(5,440)
Assets held for sale	—	(79,810)	25,406	(54,404)
Deferred acquisition consideration	—	—	(31,384)	(31,384)
Decrease in working capital	(7,051)	(76,262)	43,061	(40,252)
Currency adjustment	16,192	19,205	(13,544)	21,853
December 31, 2005	€663,131	€1,314,728	€(1,475,871)	€501,988

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

27   Net Cash Flow from Operating Activities and Movement in Working Capital—(continued)

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2003	477,432	911,443	(967,141)	421,734
Reclassification	4,151	(15,903)	3,202	(8,550)
Deferred acquisition consideration	—	—	854	854
Decrease in working capital	(22,434)	38,291	(63,276)	(47,419)
Currency adjustment	(6,983)	(8,783)	9,301	(6,465)
December 31, 2004	€452,166	€925,048	€(1,017,060)	€360,154

	Inventories	Receivables	Payables*	Total
	€000	€000	€000	€000
December 31, 2002	470,207	1,016,181	(1,018,286)	468,102
Acquisitions	59,724	115,628	(109,936)	65,416
Disposed	(33,890)	(72,899)	44,173	(62,616)
Reclassification	(1,267)	(12,566)	57,676	43,843
Deferred acquisition consideration	—	—	(3,178)	(3,178)
Decrease in working capital	4,638	(102,680)	35,194	(62,848)
Currency adjustment	(21,980)	(32,221)	27,216	(26,985)
December 31, 2003	€477,432	€911,443	€(967,141)	€421,734

*                    Amounts falling due within one year not including borrowing due within one year, corporation tax, capitalized lease obligations and amounts due to affiliates.

28   Retirement of Fixed Assets

	2005	2004	2003
	€000	€000	€000
Property, plant and equipment	17,756	33,860	12,351
Investments	442	2,528	32,544
	€18,198	€36,388	€44,895

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

29   Reconciliation of Net Cash Flow to Movement in Net Debt

	2005	2004	2003
	€000	€000	€000
(Decrease) / increase in cash	(27,045)	50,285	29,314
(Increase) / decrease term debt	(481,142)	67,266	49,789
Increase / (decrease) in liquid resources	789,786	16,914	(18,812)
Capital elements of finance leases repaid	4,812	13,576	5,689
Change in net debt resulting from cash flows	286,411	148,041	65,980
New finance leases	(4,053)	(2,963)	—
Loans and finance leases acquired	(1,814,470)	—	(122,952)
Loans and finance leases disposed	1,471	—	23,695
Other non cash movements	(8,088)	3,663	2,221
Currency adjustment	112,435	27,265	153,216
Movement in net debt	(1,426,294)	176,006	122,160
Net debt at beginning of period	(1,700,066)	(1,876,072)	(1,998,232)
Net debt at end of period	€(3,126,360)	€(1,700,066)	€(1,876,072)

30   Analysis of Net Debt

	December	Cash	Acquisitions			December
	2004	Flow	and Disposals	Non Cash	Currency	2005
	€000	€000	€000	€000	€000	€000
Cash	140,149	(44,246)	—	—	3,639	99,542
Short term deposits and liquid resources	107,809	34,211	—	—	6,165	148,185
Restricted cash	—	755,575	—	—	—	755,575
Cash and investments	247,958	745,540	—	—	9,804	1,003,302
Bank overdrafts and demand loans	(28,673)	17,201	—	—	(8,551)	(20,023)
Loans repayable within one year	(53,877)	(14,511)	—	(8,911)	24,767	(52,532)
Kappa bonds outstanding	—	(755,575)	—	—	—	(755,575)
Short term borrowing	(82,550)	(752,885)	—	(8,911)	16,216	(828,130)
Long and medium term borrowing	(1,848,074)	288,944	(1,805,992)	823	86,316	(3,277,983)
Net borrowing	(1,682,666)	281,599	(1,805,992)	(8,088)	112,336	(3,102,811)
Finance leases	(17,400)	4,812	(7,007)	(4,053)	99	(23,549)
Net debt	€(1,700,066)	€286,411	€(1,812,999)	€(12,141)	€112,435	€(3,126,360)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

	December 2003	Cash Flow	Acquisitions and disposals	Non Cash	Currency	December 2004
	€000	€000	€000	€000	€000	€000
Cash	86,137	55,623	—	—	(1,611)	140,149
Short term deposits and liquid resources	92,930	16,914	—	(35)	(2,000)	107,809
Cash and investments	179,067	72,537	—	(35)	(3,611)	247,958
Bank overdrafts and demand loans	(22,373)	(5,338)	—	—	(962)	(28,673)
Loans repayable within one year	(88,138)	54,280	—	3,698	(23,717)	(53,877)
Short term borrowing	(110,511)	48,942	—	3,698	(24,679)	(82,550)
Long and medium term borrowing	(1,916,348)	12,986	—		55,288	(1,848,074)
Net borrowing	(1,847,792)	134,465	—	3,663	26,998	(1,682,666)
Finance leases	(28,280)	13,576	—	(2,963)	267	(17,400)
Net debt	€(1,876,072)	€148,041	—	€700	€27,265	€(1,700,066)

	December 2002	Cash Flow	Acquisitions and Disposals	Non Cash	Currency	December 2003
	€000	€000	€000	€000	€000	€000
Cash	69,224	22,493	—	—	(5,580)	86,137
Short term deposits and liquid resources	115,031	(18,812)	—	(58)	(3,231)	92,930
Cash and investments	184,255	3,681	—	(58)	(8,811)	179,067
Bank overdrafts and demand loans	(51,379)	6,821	—	—	22,185	(22,373)
Loans repayable within one year	(79,584)	31,085	—	2,279	(41,918)	(88,138)
Short term borrowing	(130,963)	37,906	—	2,279	(19,733)	(110,511)
Long and medium term borrowing	(2,028,937)	18,704	(86,119)	—	180,004	(1,916,348)
Net borrowing	(1,975,645)	60,291	(86,119)	2,221	151,460	(1,847,792)
Finance leases	(22,587)	5,689	(13,138)	—	1,756	(28,280)
Net debt	€(1,998,232)	€65,980	€(99,257)	€2,221	€153,216	€(1,876,072)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

30   Analysis of Net Debt—(continued)

Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits, with maturities of less than one year when acquired. They are categorized as held-to-maturity because the Group has both the intent and the ability to hold these investments until maturity.

31   Acquisitions and Disposals

	2005	2004	2003
	€000	€000	€000
Net (liabilities) / assets acquired (see below)	(203,598)	—	6,180
Reclassification from associates	—	—	(35,030)
Goodwill	1,185,705	2,731	174,659
	€982,107	€2,731	€145,809
Satisfied by:
Shareholders loan contributed	738,953	—	—
Cash payments	209,608	2,731	145,809
Deferred consideration	33,546	—	—
	€982,107	€2,731	€145,809
Net cash outflows
Cash payments	209,608	2,731	145,809
Cash acquired	(48,887)	—	(52,683)
Bank overdrafts acquired	44,811	—	8,955
	€205,532	€2,731	€102,081

Summary of net (liabilities) / assets acquired:

	2005	2004	2003
	€000	€000	€000
Net assets acquired:
Fixed assets:
Property, plant and equipment	1,557,132	—	269,385
Investments	3,533	—	3,616
Current assets:
Inventories	275,804	—	59,724
Accounts receivable and prepayments	572,415	—	115,628
Cash and investments held as current assets	48,887	—	52,683
Total assets	2,457,771	—	501,036
Accounts payable and accrued liabilities	(587,196)	—	(135,268)
Long term debt and other payables	(1,805,992)	—	(113,896)
Provisions for liabilities and charges	(312,151)	—	(6,197)
Fair value adjustment	45,467	—	(239,495)
Minority interests	(1,497)	—	—
Net (liabilities) / assets acquired at fair value to the Group	€(203,598)	€—	€6,180

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and disposals—(continued)

Summary of effects of the acquisition of Kappa

The acquisition of Kappa was completed on December 1, 2005. The fair value exercise relating to the acquisition is preliminary and is reflected in the schedule below although the fair value exercise on fixed and intangible assets has been substantially completed. The fair value exercise on pensions has also been substantially completed, and no significant adjustment is expected in relation to these amounts.

	Book Value	Policy Alignment	Revaluation	Fair Value
	€ millions	€ millions	€ millions	€ millions
Cash	49	—	—	49
Accounts receivable and prepayments	575	(2)	(1)	572
Inventories	258	18	—	276
Financial assets	3	—	—	3
Property, plant and equipment	1,574	(17)	23	1,580
Intangible assets	—	—	35	35
Total assets	2,459	(1)	57	2,515
Accounts payable and accruals	(581)	(6)	(8)	(595)
Long term debt and other long term liabilities	(1,806)	—	(4)	(1,810)
Provisions for liabilities and charges	(385)	73	—	(312)
Minorities	(2)	—	—	(2)
Net (liabilities) / assets acquired	(315)	66	45	(204)
Shareholders loans acquired				(739)
Goodwill				1,186
Total consideration				243
Deferred consideration				(33)
Cash payments				€210

The consolidated financial statements of cash flows for 2005 includes the following significant cash flows in relation to Kappa.

€ millions
Net cash flow from operating activities	71
Interest paid	(20)
Purchase of tangible fixed assets	(25)

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

31   Acquisitions and disposals—(continued)

The summarized statements of operations and statements of total recognized gains and losses for Kappa from the beginning of its financial year on January 1, 2005 to November 30, 2005 are set out below. These figures are reported in accordance with accounting standards generally accepted in The Netherlands and are unaudited.

Summarized statements of operations

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net Sales	2,585
Operating Income	154
Exceptional items	(11)
Profit before interest	143
Net interest	(208)
Loss before taxes	(65)
Tax	(11)
Net loss for the period	€(76)

Statements of total recognized gains and losses

Jan. 1, 2005 through Nov. 30, 2005
€ millions
Net loss for the period	(76)
Translation adjustment on foreign currency net investments	(8)
Total recognized gains and losses	€(84)

The net loss for Kappa for the year ended December 31, 2004 was €79 million.

Summary of effects of the acquisition of the SSCC European assets in 2003

	Book Value	Revaluations	Fair Value
	€ millions	€ millions	€ millions
Cash	29		29
Accounts receivable and prepayments	103		103
Inventories	49		49
Property, plant and equipment	103	115	218
Accounts payable and accruals	(98)		(98)
Long term debt and other long term liabilities	(115)		(115)
Other liabilities	(95)	(59)	(154)
Net assets acquired	€(24)	€56	32
Goodwill			174
Consideration			€206

32   Parent Undertakings and Controlling Parties

The immediate controlling party and the parent undertaking of the smallest group of which the company is a member, and for which group financial statements are prepared, is JSG Funding, a company incorporated in Ireland. The ultimate controlling party and the parent undertaking of the largest group of

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

32   Parent Undertakings and Controlling Parties—(continued)

which the company is a member, and for which group financial statements are prepared, is SKGL, a company incorporated in Ireland.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

33   Companies (Amendment) Act, 1963 to 2005

The financial statements in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland in so far as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for JSL for the year ended December 31, 2003 have been filed with the Irish Registrar of Companies. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990, in respect of the consolidated financial statements for the years ended December 31, 2004 and 2003. Full accounts for SKGL for the year ended December 31, 2004 have also been filed with the Registrar of Companies. Full accounts for SKGL for the year ended December 31, 2005 will be filed with the Registrar in due course.

34   Comparative Figures

Certain figures for the prior years have been adjusted to conform with 2005 classifications and disclosure requirements

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland (“Irish GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences as they apply to the Group and the necessary adjustments are summarized below.

Goodwill

Irish GAAP, FRS 10—“Goodwill and Intangible Assets,” requires goodwill to be capitalized as an intangible fixed asset and amortized in the statement of operations over its estimated useful live. For US GAAP, the Group applies SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill is no longer amortized, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The Group’s identified indicators of impairment under SFAS No. 142 are the same as under SAB No. 100, “Restructuring and Impairment Charges”.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level using a two-step impairment test. A reporting unit is an operating segment as defined by SFAS No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information’’, or one level lower. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of long term assets and net working capital, step two needs to be performed to measure the amount of impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The fair value of each reporting unit was determined based upon JSG’s segment reporting. According to these calculations, the fair value of the reporting units exceeded the carrying value of their net assets. Therefore, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Group performed an annual impairment test in the last quarter of 2003, 2004 and 2005. No indicators of impairment were identified.

Under Irish GAAP, the Group account for goodwill arising on the acquisition of a foreign entity as a euro functional asset. Under U.S. GAAP, SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity.

Intangible Assets

Under US GAAP, €141 million representing the allocated value for customer relationships has been accounted for as intangible assets under US GAAP. Irish GAAP does not permit the separate recognition of such assets and thus has included the €141 million amount in goodwill under Irish GAAP. Such goodwill is amortized under Irish GAAP on a straight-line basis over 40 years. The separately identified intangible assets have been amortized on a straight-line basis over 5 - 8 years under US GAAP.

Deferred taxation

Irish GAAP, FRS 19—’’Deferred Tax’’ requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. In adopting FRS 19, we have chosen not to discount deferred tax assets and liabilities. This standard eliminated a number of the differences between accounting for deferred tax under Irish and US GAAP. However, under SFAS No. 109—’’Accounting for Income Taxes’’, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Retirement benefits

Under Irish GAAP, FRS 17—“Retirement Benefits” requires that scheme assets are valued at fair value and scheme liabilities are measured using the Projected Unit Credit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are required to be shown on the face of the balance sheet as a pension asset or liability as appropriate. JSG Acquisitions has also adopted Urgent Issues Task Force abstract 35—“Death-in-service and incapacity benefits’’ (‘‘UITF 35’’). Under US GAAP the main differences with Irish GAAP arise in relation to the recognition of actuarial gains and losses and the treatment of death-in-service and incapacity benefits. Under US GAAP, net scheme assets and liabilities are required to be shown gross of deferred tax amounts.

Hyper-inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia, Venezuela and Argentina, which historically have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP for each of the periods presented, Mexico, Colombia, Argentina and Venezuela would not be regarded as hyper-inflationary and the Mexican Peso, the Colombian Peso, the Argentinean Peso and the Venezuelan Bolivar respectively would have been used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock-based employee compensation expense

SFAS No. 123—“Accounting for Stock-Based Compensation’’ encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. JSG Acquisitions has elected to continue to account for stock based employee compensation in accordance with APB Opinion No. 25—“Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) and related interpretations and to provide the pro forma information required by SFAS No. 123.

Under US GAAP, following the measurement principles of APB 25, compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares, at the end of each accounting period until the final vesting date.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP earnings of associates, net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

Under Irish GAAP all hedging instruments are matched with their underlying hedged item. Each instrument’s gain or loss is brought into the profit and loss account and its fair value into the balance sheet at the same time as is the matched underlying asset, liability, income or cost.

Under SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ all derivative instruments are recognized on the balance sheet at their fair values. Changes in fair value are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS No. 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in net income.

Currency swaps

Under Irish GAAP, the fair value of currency swaps relating to outstanding debt is an adjustment to the carrying value of debt. Under US GAAP, it would be separately recorded as part of other assets or liabilities.

Impairment writedowns

Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

Under US GAAP, SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, ‘‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’’. While it supersedes portions of APB Opinion 30, ‘‘Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’’, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Insurance receipts

Under Irish GAAP insurance receipts related to the interruption of business are deferred and released to income against the related costs.

Under US GAAP, FIN 30, SOP 96-1 and EITF 01-13 require insurance receipts to be recognized on receipt.

Restructuring and integration costs

The rules for recognizing restructuring and integration costs in the statement of operations are generally consistent between Irish and US GAAP. However, under Irish GAAP, on the acquisition of a business, costs in connection with restructuring would not be recorded in purchase accounting but would be expensed as incurred post acquisition. Under US GAAP, a purchase accounting liability would be recorded for qualifying costs and goodwill increased if certain requirements are satisfied as prescribed by EITF 95-3.

Leveraged buyout transactions

Under US GAAP, because of the application of the EITF issue 88-16, ‘‘Basis in Leveraged Buyout Transactions’’, only partial purchase accounting applied to the acquisition of JSG in 2002. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in successor. The primary effect of that adjustment was to reduce goodwill and shareholders’ equity. Under Irish GAAP, no such adjustment is required.

Composition of JSG Funding Group—consolidation of companies sold to affiliates

As part of the MDP acquisition, certain assets were transferred to newcos, wholly owned subsidiaries of JSL. The newcos borrowed €125 million which was lent to JSL to fund a €125 million capital contribution in JSG Funding. Under US GAAP, the newcos would be consolidated in JSG Acquisitions’s financial statements, causing debt of JSG Acquisitions to increase and equity of JSG Acquisitions to decrease. Even though JSG Aquisitions under US GAAP would consolidate the newcos, JSG Acquisitions had no repayment obligations relating to the newco debt, which was recourse only to the assets of the newcos. The newcos facility was fully paid before December 31, 2003.

Consolidation of assets held for sale

The European Commission approval of the Kappa merger required the divestment by the group of certain Kappa and Smurfit plants. Under Irish GAAP the Smurfit plants continue to be consolidated until they are sold and the Kappa plants are included as available for sale and are shown as current assets recorded at the lower of cost or net realizable value.

Under US GAAP both the Kappa and the Smurfit plants are consolidated but treated as held for sale under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The assets and liabilities are included at fair value less costs to sell and are shown as current assets and liabilities. Any fair

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

value adjustment on the Kappa plants is treated as part of purchase price accounting but any subsequent adjustments to fair value will be taken to the income statement. Assets held for sale includes assets of €92,901,000 and liabilities of €38,497,000 which are included in the European Specialties segment.

Under US GAAP, the results from operations for assets held for sale are included in the consolidated statement of operations whereas they are excluded under Irish GAAP.

Furthermore, the results for assets held for sale have been classified as discontinued operations under both Irish and US GAAP.

Inventory valuation—fair value

Under Irish GAAP the fair value of inventory in an acquisition would be based either, on the current cost to the acquired entity of reproducing the inventory or on the historical cost of the inventory (including the interest cost of holding the inventory) where it is difficult to find replacement cost as replacement would be impossible.

Under US GAAP, inventory acquired in a transaction accounted for under the purchase method is as follows: (a) finished are valued at estimated selling prices less the sum of the costs of disposal and a normal profit; (b) work in process inventories are valued at estimated selling prices less the sum of the costs of completion, costs of disposal, and a normal profit; and (c) raw material inventories are valued at current replacement cost. The differences in valuation of inventory acquired in the Kappa transaction under Irish GAAP and US GAAP will result in an adjustment to goodwill in the reconciliations.

Long-term receivables

Under Irish GAAP, certain long-term receivables are included in current assets. Under US GAAP, they are included in long term assets

Currency Translation Adjustment

Adjustments arising on translation of the results of non-euro entities operations at average rates and on restatement of the opening net assets at closing rates into the consolidated financial statements are dealt with in the consolidated statement of total recognized gains and losses under Irish GAAP and in the statement of other comprehensive income under US GAAP.  The currency translation adjustment included in other comprehensive income includes the translation impact of the adjustments to net loss under US GAAP for each year.  Furthermore, the currency translation adjustment for each Irish GAAP to US GAAP reconciling item has been included in their respective line items in the shareholders’ reconciliation itself.

Composition of JSG Funding Group–consolidation of parent company debt

JSG Holdings plc completed an offering of €325 million in aggregate principle amount of 11.5% senior PIK notes due 2015 (the “PIK notes”), through a series of transactions substantially all of the net proceeds were paid to shareholders by mean of a capital share reduction under Irish law.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Under Irish GAAP, JSG Holdings plc is not consoldiated in the Group’s consolidated financial statements.

Under US GAAP, FIN 46(R), “Consolidation of Variable Interest Entities”, requires a variable interest entity (“VIE”) to be consolidated if a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

Effectively, JSG Acquisitions is deemed the primary beneficiary of JSG Holdings plc under the definitions of FIN 46(R), as such, JSG Acquisitions is included in the consolidated financial statements as of December 31, 2005 and will be reflected as an increase of outstanding debt with the resulting proceeds as a distribution to shareholders as a dividend.  The accrued interest associated with the PIK notes has been recorded in the statement of operations.  Even though JSG Funding would consolidate the PIK notes under US GAAP, JSG Funding has no repayment obligations related to the PIK notes, which was recourse only to the assets of JSG Holdings plc.

Gain on Munksjö disposal

The Company disposed of its Munksjö pulp, specialty paper and tissue operations during the year ended December 31, 2005.  As the carrying value of these entities differed under Irish GAAP and US GAAP, the reconciliation of income includes an adjustment to the gain on disposal accordingly.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of Irish GAAP.

Income	2005	2004	2003
	€000	€000	€000
Net loss reported in the consolidated statement of operations	(171,470)	(33,858)	(66,665)
Adjustments:
Goodwill amortization	28,914	37,925	33,817
Other intangible amortization	(2,038)	—	—
Retirement benefits	(8,118)	(3,061)	(3,999)
Deferred taxation	4,936	9,309	22,699
Stock based compensation expense	(17,696)	(330)	(493)
Inventory valuation—fair value	(5,451)	—	(5,264)
Management rollover investment	614	616	894
Financial instruments—fair value	11,414	(33,275)	(13,779)
Consolidation of companies sold to affiliates	(34,053)	(8,195)	(3,295)
Adjustment to gain on Munksjö disposal	2,597	—	—
Consolidation of assets held for sale	163	—	—
Insurance receipts	(398)	—	—
PIK interest	(35,541)	—	—
	(54,657)	2,989	30,580
Net loss as adjusted to accord with US GAAP	€(226,127)	€(30,869)	€(36,085)
Arising from:
Continuing operations	(197,702)	(64,757)	(82,043)
Acquired activities	(26,181)	—	—
Discontinued activities	(2,244)	33,888	45,958
Net loss available to ordinary shareholders as adjusted to accord with US GAAP	€(226,127)	€(30,869)	€(36,085)

Total Comprehensive Income

		Restated	Restated
	2005	2004	2003
	€000	€000	€000
Net loss available to ordinary shareholders as adjusted to accord with US GAAP	(226,127)	(30,869)	(36,085)
Other comprehensive income / (loss):
Financial instruments—fair value(1)	7,268	(19,365)	(1,757)
Unrealized foreign currency translation adjustments	18,123	23,091	6,072
Retirement benefits	(77)	(4,824)	6,533
Total Comprehensive loss	€(200,813)	€(31,967)	€(25,237)

(1)   Financial instruments—fair value of €7,268,000 in 2005 is net of the tax benefit of €773,000.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Net losses of €3,075,000 of the accumulated adjustments to total comprehensive income in respect of the fair value of financial instruments are expected to be reclassified into earnings in the next twelve months. These instruments derive from gains and losses on derivatives hedging cash flows on forecasted transactions (the maximum period for which is two years) and on interest rate swaps qualifying as cash flow hedges.

Shareholders’ Equity

			Restated
		2005	2004
		€000	€000
	Shareholders’ equity as reported in the consolidated balance sheet	1,418,909	863,272
	Adjustments:
Goodwill	—Gross	106,985	44,005
	—Aggregate amortization	101,606	81,695
	Other intangibles amortization	(2,038)	—
	Hyper-inflationary economies—property, plant and equipment
	—Cost	103,026	140,133
	—Aggregate depreciation	(49,707)	(63,141)
	Hyper-inflationary economies—investments	310	3,013
	Retirement benefits	(30,597)	(34,147)
	Deferred taxation	(137,896)	(127,194)
	Financial instruments—fair value	(30,059)	(48,741)
	Minority share of US GAAP adjustments	(6,376)	(8,615)
	Consolidate newcos	(176,859)	(146,519)
	Rollover investment by JSG management	(74,961)	(75,574)
	Insurance receipts	(398)	—
	Consolidation of assets held for sale	163	—
	PIK	(360,541)	—
		(557,342)	(235,085)
	Shareholders’ equity as adjusted to accord with US GAAP	€861,567	€628,187

Shareholders’ equity under US GAAP includes assets amounting to €157,285,000 and liabilities amounting €57,443,000, held for sale at December 31, 2005.

Certain amounts in the US GAAP reconciliation and related footnote disclosures have been restated to reflect the currency translation adjustment associated with the goodwill arising from the acquisition of the Jefferson Smurfit Group in 2002. SFAS No. 52 requires goodwill and any fair value adjustments arising out of the purchase of a foreign entity to be treated as currency assets and liabilities of the foreign operation and translated at the closing rates with differences taken to the currency translation adjustment recorded in other comprehensive income as a component of shareholders’ equity. Accordingly, in performing this goodwill allocation to subsidiaries and applicable currency translation, the Group has restated financial statement amounts presented in accordance with US GAAP to reflect the currency

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

movement associated with goodwill in the years 2003 and 2004. This resulted in a cumulative increase in currency translation adjustment of €93,533,000 as of December 31, 2004 leading to a reduction in both goodwill and shareholders’ equity reported under US GAAP for an identical amount. Consequently, the currency translation adjustment in other comprehensive loss for the years ended December 31, 2004 and 2003 increased by €8,409,000 and €85,124,000, respectively, thereby increasing other comprehensive loss by identical amounts in both years. This restatement did not impact the consolidated statement of operations or cash flows for the years ended December 31, 2004 and 2003 as presented in accordance with US GAAP.

Accumulated Other Comprehensive Income Amounts-Restated

	Currency Translation Adjustments	Financial Instruments (Losses)	Retirement Benefits	Total
	€000	€000	€000	€000
Balance at December 31, 2002	16,900	(4,534)	3,773	16,139
Movement in the year	6,072	(1,757)	6,533	10,848
Balance at December 31, 2003	22,972	(6,291)	10,306	26,987
Movement in the year	23,091	(19,365)	(4,824)	(1,098)
Balance at December 31, 2004	46,063	(25,656)	5,482	25,889
Movement in the year	18,123	7,268	(77)	25,314
Balance at December 31, 2005	€64,186	€(18,388)	€5,405	€51,203

Cash Flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS No. 95—“Statement of Cash Flows”. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash and cash equivalents. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS No. 95. Under US GAAP only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing.

Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure, financial investment and acquisitions and disposals would be included as investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalized interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The categories of cash flow activity under US GAAP are summarized as follows:

	2005	2004	2003
	€000	€000	€000
Cash inflow from operating activities	182,698	318,827	334,868
Cash (outflow) on investing activities	(530,701)	(174,770)	(333,626)
Cash inflow / (outflow) from financing activities	355,052	(85,896)	11,039
Increase in cash and cash equivalents	7,049	58,161	12,281
Currency adjustment on cash and cash equivalents	9,804	(3,611)	(8,810)
Cash and cash equivalents at beginning of period	230,873	176,323	172,852
Cash and cash equivalents at end of period	€247,726	€230,873	€176,323

Business Combinations—Additional Information Required

Pro-forma sales and net income/loss for Group under US GAAP for the year ended December 31, 2005 were €7,022 million (unaudited) and a loss €141.6 million (unaudited), respectively (2004:  €7,649 million (unaudited) and net income of €63.8 million (unaudited), respectively). Pro forma net income for 2005 includes early debt extinguishment costs of €104.7 million (unaudited) which are not expected to reoccur.

Other intangibles amortization charge is projected to be approximately €24 million annually for the next 5 years.

Deferred taxation—additional information required by SFAS No. 109

The analysis of the US GAAP deferred taxation liability required by SFAS No. 109 is as follows:

	2005	2004
	€000	€000
Deferred taxation liabilities:
Excess of book value over tax value of fixed assets	386,203	295,702
Other timing differences	81,974	83,526
	468,177	379,228
Deferred taxation assets:
Net operating loss carry forwards	(293,035)	(61,422)
Valuation allowances	167,005	29,631
Retirement benefits	(58,264)	(45,679	)(1)
Other timing differences	(2,573)	(42,447)
	(186,867)	(119,917)
	€281,310	€259,311
Split as follows:
Current	(14,418)	(20,177)
Non current	295,728	279,488
	€281,310	€259,311

(1)          Retirement benefits includes €52,776,000 (2004: €44,319,000) in relation to deferred tax which has been recorded within ‘Pension liabilities’ (note 24).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Valuation allowances are set up for losses carried forward in those jurisdictions in which it is more likely than not that the losses carried forward will not be utilized to offset future taxable income or in which there is no deferred tax liability against which the related asset can be offset prior to expiry.

Share option schemes—additional information required by SFAS No. 123

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, the Group has elected to account for shares to be issued under the Management Participation Agreement under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and adopt the disclosure only provisions of SFAS No. 123 and SFAS No. 148. Under SFAS No. 123, options are valued at the grant date using the Black-Scholes valuation model and compensation expenses are recognized ratably over the vesting period. Had compensation expenses been determined as prescribed by SFAS No. 123, the Group’s net loss for the period presented would have been as shown in the table below.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Group’s employees share options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period (see “Stock based employee compensation expense” above for a description of the vesting period).

	2005	2004	2003
	€000	€000	€000
Net loss attributable to common shareholders under US GAAP
As reported	(226,127)	(30,869)	(36,085)
Add: Stock-based employee compensation expense included in reported net loss	17,696	259	394
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,316)	(1,073)	(769)
Pro forma	€(209,747)	€(31,683)	€(36,460)

In September 2002, Jefferson Smurfit Group Ltd. (f/k/a MDCP Acquisitions plc) (“JSGL”) adopted the 2002 Management Equity Plan (the “2002 Plan”). The Plan provides for the issuance of equity purchase rights for a nominal value of €0.001 each through long-term equity incentive awards to our eligible employees, officers, and directors (“Participants”). Each award is comprised of Series A, Series B and Series C convertible shares in JSGL and is proportioned as 40%, 40% and 20%, respectively. Series A convertible shares vest over a three year period ending on December 31, 2007. Series B and Series C convertible shares will convert over the same time period if certain Internal Rate of Return performance

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

requirements are met. Each series of convertible share would automatically convert into Series D convertible shares upon vesting. Subject to certain criteria, these Series D convertible shares then could be converted into Ordinary Shares of JSGL upon payments of an agreed upon conversion price, usually fair market value of JSGL shares at the date of the original award grant. Each award has a life of ten years from the date of grant. Also, there are certain restrictions on transferring convertible or ordinary shares. When a Participant terminates employment from JSGL, JSGL reserves the right to redeem or purchase the convertible shares and any Ordinary Shares acquired as a result of the conversion thereof.

In February 2004, the 2002 Plan was amended (the “2004 Plan”) and restated to, among other things, to provide a clause that provides variability in the exercise price for the aforementioned equity awards based upon accrued interest for the senior PIK notes in JSG Holdings plc. Furthermore, the awards were exchanged for an identical number of shares in JSG Packaging Ltd. (subsequently renamed to Smurfit Kappa Group Ltd. (“SKG”) in 2005). These changes to the 2002 Plan did not take affect until February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the “2005 Plan”) in which SKG gave Participants the opportunity to exchange their awards of Series A, Series B and Series C convertible shares into an equal number of Series E, Series F and Series G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular series of convertible shares. The main changes to the convertible shares were that vesting dates were changed to the three years ended December 31, 2010 and the performance criteria for the Series F and Series G convertible shares were slightly different to those for the Series B and Series C convertible shares, which they replaced. Additionally, SKG introduced Series H convertible shares, which automatically convert into Series I convertible shares upon vesting then can be converted into Ordinary Shares of SKG. The vesting provisions for Series H convertible shares are similar to Series F convertible shares except that once converted into Series I convertible shares, they are not subject to the variable exercise price that the other series of convertible shares possess. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment.

The opportunity to exchange the convertible shares under the 2005 Plan did not occur until the first quarter of 2006. Accordingly, as of December 31, 2005, no Series E, Series F or Series G convertible shares were outstanding.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

A summary of the activity under the 2002 Plan, as amended, for the three years ended December 31, 2005 is presented below:

	A Convertible	B Convertible	C Convertible	H Convertible	Total
April 16, 2003 Shares allotted	3,118,907	3,118,907	1,559,449	—	7,797,263
October 21, 2003 Shares allotted	176,253	176,253	88,126	—	440,632
Balance at December 31, 2003	3,295,160	3,295,160	1,647,575	—	8,237,895
March 5, 2004 Shares allotted	41,534	41,534	20,767	—	103,835
Balance at December 31, 2004	3,336,694	3,336,694	1,668,342	—	8,341,730
December 5, 2005 Shares allotted	—	—	—	2,062,880	2,062,880
December 31, 2005 Shares cancelled	—	(1,112,231)	—	—	(1,112,231)
Balance at December 31, 2005	3,336,694	2,224,463	1,668,342	2,062,880	9,292,379
Exercisable at December 31, 2005	1,112,231	—	—	—	1,112,231

The exercisable price for all convertible shares at December 31, 2005 was €5.12.

Pension costs and termination indemnities—information required by SFAS No. 87 and SFAS No. 132

The components of the defined benefit net pension expense for the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit plans for the years ended December 31, 2005, 2004 and 2003 under SFAS No. 87 amended by SFAS No. 132 are estimated to be as follows:

	2005	2004	2003
	€000	€000	€000
Service cost	37,450	38,470	36,885
Interest cost	57,731	56,282	55,573
Expected return on plan assets	(44,259)	(40,627)	(39,669)
Amortization of unrecognized transition obligation or asset	112	—	—
Recognized gains and losses	5,453	61	4,118
Recognized prior service cost	(451)	57	655
Loss due to settlement or curtailment	(2,564)	(636)	—
	€53,472	€53,607	€57,562

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The estimated fund status of the Group’s defined benefit plans, termination indemnities and post retirement healthcare defined benefit schemes under SFAS No. 87 amended by SFAS No. 132 was as follows:

	2005	2004
	€000	€000
Change in benefit obligation
Benefit obligation at beginning of period	1,123,272	1,081,891
Service cost	37,450	38,470
Interest cost	57,731	56,282
Contributions by plan participants	7,180	7,908
Actuarial gains and losses	89,686	8,486
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(8,997)	(542)
Plan amendments	(61)	(1,793)
Reclassification	—	2,291
Acquisitions	799,806	—
Disposals	(29,741)	(101)
Currency adjustments	25,249	(8,872)
Benefit obligation at end of period	2,043,374	1,123,272
Change in plan assets
Fair value of plan assets at beginning of period	655,105	621,833
Actual return on assets	121,834	40,999
Contributions by employer	51,077	51,921
Contributions by plan participants	7,180	7,908
Benefits paid	(58,201)	(60,748)
Divestitures, curtailments or settlements	(3,048)	—
Acquisitions	536,793	—
Disposals	(7,705)	—
Currency adjustment	16,156	(6,808)
Fair value of plan assets at end of period	1,319,191	655,105
Funded status of the plans	(724,183)	(468,167)
Amounts available to be applied as an increase / (reduction) of future pension costs:
Unrecognized actuarial gains or losses	(7,003)	(13,162)
Unrecognized prior service cost	(1,535)	(1,680)
Minimum pension liability	(6,020)	(6,694)
(Accrued) pension costs	€(738,741)	€(489,703)

The Group’s postretirement healthcare defined benefit schemes are in the US. The estimated fund status of these schemes at December 31, 2005 were €2,412,000 (2004: €2,245,000).

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

Plan assets less than projected benefit obligations include overfunded plans at December 31, 2005, €3,200,000 (2004: nil) and underfunded plans at December 31, 2005 of €727,383,000 (2004: €468,167,000).

The following assumptions were used to determine the defined benefit expense for the Group.

	2005	2004	2003
Weighted average assumed discount rate	4.9%	5.5%	5.4%
Weighted average rates of compensation increase	3.1%	3.3%	3.2%
Weighted average expected long term rates of return on plan assets	6.1%	6.7%	6.5%

The calculation of the projected benefit obligation at December 31, 2005 assumed a discount rate of approximately 4.6% (2004: 5.1%).

The assets of the plans are invested primarily in equities, fixed interest securities, insurance contracts and real estate.

The weighted-average asset allocations at December 31, 2005 and 2004 by asset category of the defined benefit pension schemes is shown below:

	Plan assets
	Target Allocation	Percentage of Plan Assets at December 31,
		2005	2004
Equity securities	15 - 80%	50%	49%
Debt securities	20 - 85%	38%	39%
Real Estate	0 - 10%	6%	6%
Other	0 - 10%	6%	6%
Total		100%	100%

The Group maintains target allocation percentages among various asset classes based on an investment policy established for the pension plans which is designed to achieve long term rate of return objectives, while mitigating against downside risk and considering expected cash flows. Our investment policy is reviewed from time to time to ensure consistency with our long term objective of funding 100% of the projected benefit obligation.

The expected long term rate of return on plan assets reflects the average return rates expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating those rates, appropriate consideration is given to the current returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The Group’s expected return on assets of the defined benefit schemes is based on recommendations from the plan actuary, having considered anticipated future long term performance of individual asset classes. Consideration is also given to the appropriate asset allocation strategy, given the anticipated requirements of the plan to determine the average rate of return expected on the funds invested to provide for the pension plan benefits. While appropriate consideration is given to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on our most recent study, the expected long term return assumption effective January 1, 2006 will be 6.1%.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

35   Differences Between Accounting Principles Generally Accepted in Ireland and in the United States—(continued)

The expected contributions to the defined benefit plans is anticipated to be €80,330,000 in the year ending December 31, 2006. The accumulated benefit obligation of all schemes at December 31, 2005 is €1,819,813,000.

Expected future benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are shown below:

Year	Benefit Payments
€000
2006	80,748
2007	82,077
2008	83,584
2009	88,015
2010	91,278
2011 - 2015	514,856

36   New Accounting Standards

U.S. GAAP

In November 2004, the FASB issued SFAS 151, ‘‘Inventory Costs—An Amendment of ARB No. 43, Chapter 4’’. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing’’, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and we are required to adopt it in the first quarter of fiscal year 2006. We do not expect that the adoption of SFAS 151 will have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 123 (revised 2004), ‘‘Share-Based Payment’’ which replaces SFAS 123, ‘‘Accounting for Stock-Based Compensation’’, and supercedes APB Opinion 25, ‘‘Accounting for Stock Issued to Employees’’. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement is effective for accounting periods starting January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 123R will have on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS 153, ‘‘Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’’. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, ‘‘Accounting for Nonmonetary Transactions’’, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

36   New Accounting Standards—(continued)

June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but we do not expect that it will have a material impact.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions 20 “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application for changes in accounting principle and the correction of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

In February 2006, the FASB issued SFAS 155, ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement is effective for all instruments acquired, issued, or subject to a remeasurement event after the beginning of fiscal years begin after September 15, 2006 provided that financial statements for any interim period of that fiscal year have not been issued. We are currently evaluating the effect that the adoption of SFAS 155 will have on our consolidated results of operations and financial condition.

In April 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an Amendment to FASB Statement No. 140.”  SFAS No. 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to permit servicing rights to either be: (1) measured at fair value with changes in fair value reported through earnings; or, (2) amortise servicing rights in proportion to and over the estimated net servicing income or loss and assess the rights for impairment or the need for an increased obligation.  SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.  The Company is currently evaluating the impact of adopting SFAS No. 156, but does not expect that the adoption will have a material impact on our consolidated results of operations or financial condition.

International Financial Reporting Standards

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (‘‘IASB’’). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure

Each of SKGL, JSG Holdings, JSL, JSG Funding, JSG Acquisitions and JSG are holding companies with no operations of their own. A listing of SKG’s principal subsidiaries is set out below.

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Carton de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	Colombia	70
Carton de Venezuela, S.A Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	Venezuela	88
Grupo Smurfit Mexico, S.A. de C.V. Jaime Balmes, No. 11 Torre D. 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	Mexico	100
Kappa Kraftliner AB SE-941 86, Piteå, Sweden	Manufacture of containerboard and holding company for operations in Sweden and other countries which manufacture specialty papers and packaging products	Sweden	100
Smurfit Kappa Nederland B.V. Dr. Holtroplaan 5, 5652 Eindhoven The Netherlands	Holding company for Dutch operations which manufacture containerboard, solid board and packaging products	The Netherlands	100
Nettingsdorfer Papierfabrik AG & Co KG A-4054 Nettingsdorf-Fabrik, Austria	Manufacture of containerboard and holding company for Austrian operations which manufacture corrugated board	Austria	100
Smurfit, S.A. Paque Saenz Pena 308—8th Floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	Argentina	100
Smurfit Capital Funding Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	Ireland	100
Smurfit Deutschland GmbH & Co KG Tilsiter Strasse 144, 22047 Hamburg, Germany	Holding company for German operations which manufacture paperboard and packaging products	Germany	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	The Netherlands	100

JSG Acquisitions and Subsidiary Companies
Notes to the Consolidated Financial Statements—(continued)

37   Organizational Structure—(continued)

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose activities are the manufacture of paperboard and packaging products	France	100
Smurfit Investments UK Limited Darlington Road, West Auckland, Bishop Auckland, Co. Durham DL14 9PE, United Kingdom	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	United Kingdom	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing	Ireland	100
Smurfit Nervion, S.A. B Arriandi s/n, 48215 lurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	Spain	99
Smurfit SISA, S.p.A Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	Italy	90

JSG Funding and Subsidiary Companies
Valuation and Qualifying Accounts

Schedule II-I

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

S-1

JSG Acquisitions and Subsidiary Companies
Valuation and Qualifying Accounts—(continued)

Schedule II-II

Description

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2003
Provision for bad and doubtful debts	€42,657	€10,493	€(1,408)	€3,098	€54,840

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2004
Provision for bad and doubtful debts	€54,840	€4,048	€(385)	€(5,593)	€52,910

		Additions
	Balance at	charged to		Acquisitions	Balance at
	beginning of	costs and	Exchange	and	end of
	year	expenses	differences	Deductions	year
	€000	€000	€000	€000	€000
Year ended December 31, 2005
Provision for bad and doubtful debts	€52,910	€(7,146)	€959	€(892)	€45,831

S-2